As filed with the Securities and Exchange Commission on June 13, 2005
Registration No. 333-123154

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 6
to
Form S-1
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

Micrus Endovascular Corporation
(Exact name of corporation as specified in its charter)

610 Palomar Avenue
Sunnyvale, CA 94085
(408) 830-5900
(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Delaware	3841	94-3409596
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

John T. Kilcoyne
President and Chief Executive Officer
Micrus Endovascular Corporation
610 Palomar Avenue
Sunnyvale, CA 94085
Telephone: (408) 830-5900
Facsimile: (408) 830-5910
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Glen R. Van Ligten, Esq. Scott D. Elliott, Esq. Orrick, Herrington & Sutcliffe LLP 1020 Marsh Road Menlo Park, California 94025 Telephone: (650) 614-7400 Facsimile: (650) 614-7401	Mark J. Mihanovic, Esq. Karen I. Calhoun, Esq. McDermott Will & Emery LLP 2049 Century Park East, 34th Floor Los Angeles, CA 90067 Telephone: (310) 284-6110 Facsimile: (310) 277-4730

         Approximate date of commencement of proposed sale to the public: As soon as practicable after this registration statement becomes effective.
         If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.    ☐
         If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐
         If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐
         If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐
         If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.    ☐
    The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act, or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed without notice. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED JUNE 13, 2005
PRELIMINARY PROSPECTUS
3,250,000 Shares
Micrus Endovascular Corporation

Common Stock

          We are offering 3,250,000 shares of our common stock. This is our initial public offering, and no public market currently exists for our shares. We anticipate that the initial public offering price for our shares will be between $12.00 and $14.00 per share. We have applied for quotation of our common stock on the Nasdaq National Market under the symbol “MEND.”

          Investing in our common stock involves a high degree of risk. Before buying any shares, you should carefully consider the risk factors described in “Risk Factors” beginning on page 7 of this prospectus.

Per
	Share	Total

Public offering price	$	$
Underwriting discount	$	$
Proceeds, before expenses, to Micrus Endovascular Corporation	$	$
          The underwriters may also purchase up to an additional 487,500 shares from us at the public offering price, less the underwriting discount, within 30 days after the date of this prospectus to cover over-allotments.
          Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.
      The underwriters expect to deliver the shares on or about                     , 2005.

A.G. EDWARDS	NEEDHAM & COMPANY, LLC

The date of this prospectus is                     , 2005.

THE MICRUS MICROCOIL SYSTEM
Minimally invasive treatment of cerebral aneurisms
1. Cerebral aneurysms are balloon-shaped structures that develop at weak points in the arterial wall.
2. Aneurysms rupture as a result of constant pressure on the arterial wall from continuous blood flow. Rupture of a cerebral aneurysm often occurs suddenly and without warning, often leading to catastrophic brain injury or death.
3. Our product line is an endovascular system that enables a physician to gain access to the cerebral aneurysms through the vessels of the circulatory system. The alternative method, a craniotomy, requires a highly-invasive surgical procedure.
4. Under X-ray guidance, the physician can position and deploy our microcoils in the aneurysm in a minimally invasive manner
5. The aneurysm is uniformly framed using our proprietary MicruSphere™ spherical microcoil which deploy into a three-dimensional configuration that automatically assumes an aneurysm’s shape upon deployment.
6. Additional microcoils are then placed within the first microcoil in smaller sizes, sequentially filling the aneurysm.
7. Occlusion of the aneurysm occurs as a result of a stoppage of blood flow into the aneurysm.
8. After occlusion, healing of the aneurysm occurs.

PROSPECTUS SUMMARY

You should read the following summary, together with the more detailed information regarding our company, especially the “Risk Factors” section, and our consolidated financial statements and notes to those statements appearing elsewhere in this prospectus, before deciding to invest in shares of our common stock. For your reference we have included a glossary of technical, medical and industry terms used in this prospectus on page 65.
Micrus Endovascular Corporation

We develop, manufacture and market both implantable and disposable medical devices used in the treatment of cerebral vascular diseases. Our products are used by interventional neuroradiologists and neurosurgeons primarily to treat cerebral aneurysms in the brain responsible for hemorrhagic stroke, a significant cause of death in the United States. The Micrus product line is an endovascular system that enables a physician to gain access to the brain in a minimally invasive manner through the vessels of the circulatory system. We believe our products provide a safe and reliable alternative to more invasive neurosurgical procedures for treating aneurysms. Our proprietary, three-dimensional microcoils are unique in that they automatically deploy within the aneurysm, forming a scaffold that conforms to a wide diversity of aneurysm shapes and sizes. We also sell accessory devices and products used in conjunction with our microcoils.

We believe our products offer a unique and comprehensive system for the safe, quick and dependable treatment of cerebral aneurysms. The key components of our system are:

•	MicruSphere Spherical Microcoils — our proprietary line of microcoils that automatically deploy into an anatomically conformable spherical shape that is designed to stabilize the aneurysm.

•	HeliPaq, UltiPaq and InterPaq Microcoils — soft, linear coils inserted after placement of one or more MicruSphere microcoils to fill the aneurysm and occlude the aneurysm neck.

•	Microcatheters and Guidewires — products for guiding the delivery of the microcoils from an artery in the leg, where the physician obtains access to the vasculature, to the aneurysm in the brain.

In August 2004, we introduced our Cerecyte microcoil product line incorporating a bioactive filament into our MicruSphere, HeliPaq and UltiPaq microcoils. We believe, based on the results of animal studies we have conducted, that our Cerecyte microcoils may enhance the treatment of cerebral aneurysms by stimulating a tissue response, and we plan to conduct human clinical studies to further support this belief. We are also developing additional products that incorporate growth factors intended to further stimulate aneurysmal healing and repair.

We introduced our first proprietary, three-dimensional microcoil in May 2000. Our revenues have increased from $8.3 million in fiscal 2003 to $24.0 million in fiscal 2005. We have incurred significant net losses since our inception, including losses of approximately $4.2 million in fiscal 2003, $2.0 million in fiscal 2004 and $6.7 million in fiscal 2005. We market our products through a direct sales force in North America and parts of Europe and through distributors in the major markets in Europe, Latin America, Asia and the Middle East.
Market Opportunity

Industry sources estimate that approximately 30,000 patients in the United States suffer from a ruptured cerebral aneurysm each year. Embolic coiling is currently being used to treat approximately 30% of patients diagnosed with cerebral aneurysms in the United States. In a report published in 2002, Frost & Sullivan projected that the compound annual growth rate in the number of embolic coiling procedures in the United States would be 17% for the period from 2001 to 2008. We believe the major drivers of growth in the market for embolic coiling products have been the overall trend towards less invasive procedures and an increasing number of interventional neuroradiologists and neurosurgeons, who collectively are referred to in the industry as “interventionalists,” trained to perform embolic coiling procedures. Further supporting the use of embolic coiling was the publication in The Lancet in October 2002 of the results of the International Subarachnoid Aneurysm Trial, or ISAT, which reported that, in patients followed for up to one year after treatment, embolic coiling resulted in a 22.6% relative reduction in the risk of major brain injury or death compared with patients in the trial treated with aneurysm clipping, an open surgical procedure. Dr. Andrew Molyneux, one of our physician advisors, was the principal investigator in ISAT. Our microcoils and microcoils manufactured by other manufacturer(s) were used in ISAT, but we did not fund, sponsor or otherwise control ISAT.
The Micrus Solution
      We have developed a proprietary embolic coiling solution designed to effectively treat cerebral aneurysms. The key challenges of embolic coiling procedures are to effectively frame and fill the aneurysm while covering its neck and ensuring fast and reliable deployment of embolic coils. Our lines of microcoils and accessory products are designed to address these challenges.
      Self-Deploying Anatomically Conforming Microcoils. Our proprietary MicruSphere microcoils automatically assume an aneurysm’s shape upon deployment, providing uniform framing of the aneurysm and facilitating coverage of the aneurysm neck. Our self-deploying, anatomically conforming microcoils require very little manipulation for effective placement, thereby reducing attendant stress on the aneurysm wall and procedure time.
      Enhanced Coverage of the Neck of the Aneurysm. Our MicruSphere microcoils are designed to facilitate coverage of the neck of the aneurysm by providing a three-dimensional framework to stabilize the aneurysm neck. Our UltiPaq finishing microcoils facilitate closing off the neck of the aneurysm, which we believe may reduce recanalization, or continued or renewed growth of the aneurysm.
      Deployment Technology. Our proprietary electronic microcoil deployment system enables a consistent five second deployment cycle, allowing interventionalists to quickly and reliably deploy our microcoils and generally reduce procedure time.
      Broad Array of Microcoils. We market a broad array of microcoils that includes a line of platinum microcoils, stretch resistant microcoils and our Cerecyte, a microcoil product line that incorporates a polyglycolic acid (PGA) filament, enabling interventionalists to treat a wide variety of cerebral aneurysms. We are also developing a line of microcoils incorporating growth factors intended to enhance aneurysm healing.
      Microcatheter and Guidewire Technology. Our Concourse microcatheter has been designed to provide the interventionalist with the ability to navigate the vasculature of the brain. A Teflon liner on the interior portion of the microcatheter and the hydrophilic coating on the exterior portion results in a microcatheter that we believe enhances the interventionalist’s ability to navigate the microcatheter. We are also developing a line of guidewires that can be used with our microcatheters and microcoils.
Micrus Strategy
      Our objective is to leverage our proprietary technology to develop, market and commercialize innovative and minimally invasive medical devices to treat patients suffering from cerebral vascular illnesses. The key elements of our strategy to achieve this objective include:

•	Expand our market share by offering safer, more effective and less technically demanding solutions to interventionalists;

•	Continue to focus on bioactive cerebral vascular products, such as our Cerecyte microcoil product line;

•	Increase our direct sales force worldwide to expand sales to existing accounts and convert potential customers currently using alternative solutions;

•	Enter the Japanese market which, in a report published in 2000, First Union Securities estimated to represent 28% of the global interventional neuroradiology device market.

•	Leverage our microfabrication and engineering expertise in implantable devices and small vessel access and delivery systems;

•	Broaden our current product offerings by developing other cerebral vascular products; and

•	License or acquire complementary products and technologies to address a broader range of clinical needs for treatment of a variety of cerebral vascular conditions.
Principal Risks
      There are significant risks and challenges relating to our business and our industry that may materially and adversely affect our ability to execute our strategy and achieve our objectives. The principal risks and challenges we face include:

•	our dependence upon the increased use of embolic coiling as a procedure to treat cerebral aneurysms and convincing a concentrated customer base of interventionalists to use our products as an alternative to other available products;

•	achieving profitability in light of our limited operating history and history of significant operating losses;

•	our involvement in patent litigation with Boston Scientific Corporation;

•	fluctuations in our quarterly operating and financial results;

•	developing new products or product enhancements that will be accepted by our market;

•	complying with applicable state, federal and international regulations related to sales of medical devices and governing our relationships with physicians and other consultants;

•	competing and gaining market share in a highly competitive market segment with large, well-established medical device manufacturers with significant resources; and

•	obtaining on a timely basis FDA clearances and approvals for our future products or product enhancements.
      If we are unable to overcome these challenges and avoid or mitigate these risks, we may not be able to execute our strategy or achieve our business objectives.
      We were incorporated under the laws of the state of Delaware in 1996. Our principal executive offices are located at 610 Palomar Avenue, Sunnyvale, California 94085. Our telephone number is (408) 830-5900. We have a subsidiary in Switzerland, Micrus SA. You can access our website at www.micruscorp.com. Information on our website is not a part of this prospectus. In this prospectus, references to “Micrus,” “we,” “us” and “our” refer to Micrus Endovascular Corporation and its consolidated subsidiary, unless the context requires otherwise.
      We have registered trademarks for the marks Micrus, HeliPaq, InterPaq and UltiPaq and have applied for registration for the marks Micrus Endovascular, MicruSphere, Cerecyte, Cerestent, Concourse and Frame Fill Finish Fast. Other product names, service marks, trademarks and tradenames referred to in this prospectus are the property of their respective owners.

THE OFFERING

Common stock offered	3,250,000 shares

Common stock to be outstanding after the offering	13,691,021 shares

Use of proceeds	General corporate purposes, including costs associated with our entry into the Japanese market, expansion of our sales force, research and development activities, facilities expansion and other working capital and capital expenditures.

Proposed Nasdaq National Market symbol	MEND
      Unless otherwise indicated, all information in this prospectus assumes:

•	a 1-for-2.25 reverse split of our common and preferred stock prior to the closing of this offering;

•	the elimination of our authorized Class B common stock and the redesignation of our currently outstanding Class A common stock into common stock prior to the closing of this offering;

•	conversion of all of our outstanding shares of preferred stock into shares of common stock prior to the closing of this offering;

•	issuance of 1,071,465 shares of common stock upon the exercise of warrants that expire upon completion of this offering; and

•	no exercise by the underwriters of their option to purchase additional shares of our common stock in this offering.
      Unless otherwise indicated, all information in this prospectus excludes:

•	2,222,220 shares reserved for issuance under our 2005 Equity Incentive Plan plus any additional shares authorized pursuant to automatic annual increases equal to the lesser of (i) 5% of our total number of outstanding shares; (ii) 666,666 shares; or (iii) a number of shares determined by our board of directors;

•	222,222 shares reserved for issuance under our 2005 Employee Stock Purchase Plan plus any additional shares authorized pursuant to automatic annual increases equal to the lesser of (i) 2% of our total number of outstanding shares; (ii) 222,222 shares; or (iii) a number of shares determined by our board of directors;

•	2,447,408 shares issuable upon exercise of outstanding options as of March 31, 2005 under our 1998 Stock Plan with a weighted average exercise price of $4.06 per share;

•	164,422 shares available for issuance under our 1998 Stock Plan as of March 31, 2005;

•	14,631 shares reserved for issuance under our 1996 Stock Option Plan as of March 31, 2005;

•	167,618 shares of common stock issuable upon exercise of a warrant with an exercise price of $8.64 per share; and

•	shares of common stock issuable upon exercise of warrants that were issued to each purchaser of our Series E Preferred Stock that are exercisable only if this offering closes after December 31, 2005 or if the initial price to the public of the common stock sold in this offering is less than $13.50 per share. If this offering does not close prior to December 31, 2005, these warrants become exercisable into 671,614 shares of common stock at $9.00 per share. If the initial price to the public of this offering is at a price per share less than $13.50, these warrants become exercisable at $0.000225 per share into an additional number of shares of common stock equal to 1,343,260 multiplied by the quotient of (i) $13.50 less such initial price to the public, divided by (ii) such initial price to the public. For example, at an assumed initial public offering price of $13.00 per share (the midpoint of the estimated price range shown on the cover of this prospectus), these warrants become exercisable into 51,665 shares of common stock at $0.000225 per share.

SUMMARY CONSOLIDATED FINANCIAL DATA
(in thousands, except per share amounts)
      The following tables summarize our consolidated financial data for the periods presented. The summary consolidated financial data set forth below should be read together with the consolidated financial statements and the related notes to those statements, as well as “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” appearing elsewhere in this prospectus.

	Years Ended March 31,

	2003	2004	2005

	(restated)(1)
Consolidated Statement of Operations Data:
Revenues	$8,287	$15,700	$24,012
Cost of goods sold(2)	3,629	5,725	8,003

Gross profit	4,658	9,975	16,009

Operating expenses:
Research and development(2)	1,763	2,927	2,360
Sales and marketing(2)	4,367	6,012	8,781
General and administrative(2)	3,080	3,511	11,884

Total operating expenses	9,210	12,450	23,025

Loss from operations	(4,552)	(2,475)	(7,016)
Interest and investment income	95	153	177
Interest expense	(11)	(20)	(29)
Other income, net	287	328	164

Net loss	(4,181)	(2,014)	(6,704)
Accretion of redeemable convertible preferred stock to redemption value	(476)	(530)	(588)

Net loss attributable to common stockholders	$(4,657)	$(2,544)	$(7,292)

Net loss per share attributable to common stockholders, basic and diluted	$(3.82)	$(2.02)	$(5.22)
Shares used in computing net loss per share attributable to common stockholders, basic and diluted	1,220	1,257	1,397
Pro forma net loss per common share (unaudited)(3)			$(0.83)
Shares used in computing pro forma net loss per common share (unaudited)			8,069

(1)	See Note 1 to the Consolidated Financial Statements.

(2)	Includes non-cash stock-based compensation of the following:

	Years Ended
	March 31,

	2003	2004	2005

Cost of goods sold	$—	$11	$26
Research and development	19	207	69
Sales and marketing	13	162	134
General and administrative	16	174	3,210

Total	$48	$554	$3,439

(3)	See our consolidated financial statements and related notes for a description of the calculation of pro forma net loss per common share.

      The following table presents a summary of our consolidated balance sheet as of March 31, 2005:

•	on an actual basis;

•	on a pro forma basis to give effect to (i) the automatic conversion of all of our preferred stock outstanding as of March 31, 2005 into 7,901,321 shares of our common stock upon the completion of this offering; (ii) the assumed cash exercise of warrants to purchase 1,071,465 shares of common and preferred stock outstanding as of March 31, 2005 that expire upon closing of this offering for proceeds of approximately $8,052,000 and (iii) the reclassification from liability to stockholders’ equity of warrants issued in conjunction with the Series E financing based on an assumed initial public offering price of $13.00 per share (the midpoint of the estimated price range shown on the cover page of this prospectus); and

•	on a pro forma as adjusted basis to give further effect to the sale of 3,250,000 shares of common stock by us in this offering at an assumed initial public offering price of $13.00 per share (the midpoint of the estimated price range shown on the cover page of this prospectus), after deducting underwriting discounts and commissions and estimated offering costs to be paid by us.

	As of March 31, 2005

			Pro Forma
	Actual	Pro Forma(1)	As Adjusted(1)

Consolidated Balance Sheet Data:
Cash, cash equivalents, short and long-term marketable securities	$17,971	$26,023	$64,260
Working capital	20,293	28,345	66,582
Total assets	29,774	37,826	74,768
Mandatorily redeemable convertible preferred stock	58,442	—	—
Total stockholders’ (deficit) equity	(37,561)	32,134	69,076

(1)	Pro forma and pro forma as adjusted amounts are prepared assuming that holders of warrants to purchase 1,071,465 shares of common and preferred stock elect a cash exercise of their warrants prior to the completion of the offering, providing cash proceeds to us of approximately $8,052,000. Under the terms of the warrant agreements, the holders are permitted to elect a net exercise of their warrants in which the holders would receive a lesser number of shares of common stock and would not be required to pay the cash exercise price. The number of shares of common stock issued upon the exercise of the warrants will be determined by the number of holders electing a net exercise and the offering price. Based on an assumed offering price of $13.00 (the midpoint of the estimated price range shown on the cover of this prospectus), if all warrant holders elected a net exercise, we would issue 619,418 fewer shares of our common stock and receive no cash proceeds pursuant to the exercise of the warrants.

RISK FACTORS
      Any investment in our stock involves a high degree of risk. You should consider carefully the risks and uncertainties described below, and all information contained in this prospectus, before you decide whether to purchase our common stock. The trading price of our common stock could decline due to any of these risks or uncertainties, and you may lose part or all of your investment.
Risks Related to Our Business
Our future success is dependent on the continued growth in embolic coiling procedures and our ability to convince a concentrated customer base of interventionalists to use our products as an alternative to other available products.
      Our future success and revenue growth are significantly dependent upon an increase in the use of embolic coiling as a procedure to treat cerebral aneurysms. Industry sources estimate that approximately 30% of patients diagnosed with cerebral aneurysms are currently being treated through embolic coiling procedures in the United States. If the number of embolic coiling procedures does not increase or if a new procedure that does not employ our products becomes a more acceptable alternative among interventionalists, our business would be seriously harmed.
      The number of interventional neuroradiologists and neurosurgeons trained to conduct embolic coiling procedures is relatively small, both in the United States and abroad. There are currently approximately 300 interventionalists in the United States who perform embolic coiling procedures. We believe less than one-third of these physicians perform a preponderance of the total number of embolic coiling procedures per year. In fiscal 2005, a substantial portion of our product sales were to approximately 80 hospitals in the United States. The growth in the number of interventional neuroradiologists and neurosurgeons in the United States is constrained by the lengthy training programs required to educate these physicians. Accordingly, our revenue growth will be primarily dependent on our ability to increase sales of our products to our existing customers and to increase sales of products to trained interventionalists that currently use products offered by our competitors. We believe that interventionalists who do not currently use our products will not widely adopt our products unless they determine, based on experience, clinical data and published peer reviewed journal articles, that our products provide benefits or an attractive alternative to the clipping of aneurysms or the use of competitors’ products. We believe interventionalists base their decision to use an alternative procedure or product on the following criteria, among others:

•	extent of clinical evidence supporting patient benefits;

•	their level of experience with the alternative product;

•	perceived liability risks generally associated with the use of new products and procedures;

•	availability of reimbursement within healthcare payment systems; and

•	costs associated with the purchase of new products and equipment.
      In addition, we believe that recommendations and support of our products by influential interventionalists are essential for market acceptance and adoption. If we do not receive continued support from such interventionalists, interventionalists and hospitals may not use our products. In such circumstances, we may not achieve expected revenue levels and our business will suffer.
We have a limited operating history, have incurred significant operating losses since inception and expect to continue to incur losses, and we cannot assure you that we will achieve profitability.
      We were incorporated in the state of Delaware in 1996, and began commercial sales of our microcoil products in 2000. We have yet to demonstrate that we can generate sufficient sales of our products to become profitable. The extent of our future operating losses and the timing of profitability are highly uncertain, and we may never achieve profitability. We have incurred significant net losses since our inception, including losses of approximately $4.2 million in fiscal 2003, $2.0 million in fiscal 2004 and $6.7 million in fiscal 2005. At March 31, 2005, we had an accumulated deficit of $41.0 million. It is possible that we will never generate sufficient revenues from product sales to achieve profitability. Even if we do achieve significant revenues from our product sales, we expect that increased operating expenses will result in significant operating losses in the near term as we, among other things:

•	grow our internal and third-party sales and marketing forces to expand the sales of our products in the United States and internationally;

•	increase our research and development efforts to improve upon our existing products and develop new product candidates;

•	perform clinical research and trials on our existing products and product candidates;

•	expand our regulatory resources in order to obtain governmental approvals for our existing product enhancements and new products; and

•	expand manufacturing.
      As a result of these activities, we may never become profitable. Even if we do achieve profitability, we may not be able to sustain or increase profitability on an ongoing basis.
We are currently involved in a patent litigation action involving Boston Scientific Corporation and, if we do not prevail in this action, we could be liable for past damages and be prevented from making, using, selling, offering to sell, importing into the U.S. or exporting from the U.S. our microcoils, our primary product line.
      In September 2004, Boston Scientific Corporation and Target Therapeutics, Inc., a subsidiary of Boston Scientific Corporation, (collectively “Boston Scientific”), filed a patent infringement suit in the United States District Court for the Northern District of California, alleging that our coil devices infringe two patents held by Boston Scientific and that this infringement is willful. Sales of our microcoil devices currently represent approximately 95% of our revenues. Boston Scientific is a large, publicly-traded corporation with significantly greater financial resources than us. In November 2004, we answered Boston Scientific’s complaint and counterclaimed, alleging that Boston Scientific’s occlusive products, and their use, infringe three of our patents. Each party seeks an injunction preventing the making, using, selling, offering to sell, importing into the U.S. or exporting from the U.S. of the other’s detachable coil devices in the United States, damages for past infringement, which may be trebled, and payment of its legal fees and costs. In addition, each party seeks a declaration that the patents of the other are invalid and not infringed and has alleged that certain of the asserted patents of the other are unenforceable due to inequitable conduct.
      Boston Scientific is also a party in two other litigations against Cordis Corporation and Micro Therapeutics, Inc. in which the Boston Scientific patents which are the basis of Boston Scientific’s suit against us are also at issue. Those patents are currently being re-examined by the United States Patent and Trademark Office (USPTO), and Cordis has been granted a stay in the suit by Boston Scientific against Cordis with respect to such patents pending the outcome of such reexamination by the USPTO. Under the federal patent statutes and regulations, a wide spectrum of outcomes is possible as a result of reexamination proceedings, including cancellation of any claim of the patents finally determined to be unpatentable, confirmation of any claim of the patents finally determined to be patentable, or incorporation into the patents of any proposed amendment or new claim determined to be patentable that does not enlarge the scope of the patents. Boston Scientific’s suit against Micro Therapeutics is not stayed, discovery is ongoing and the parties are awaiting a claim construction order and a ruling on two pending summary judgment motions regarding Micro Therapeutics’ inequitable conduct defense. An outcome of this suit adverse to Micro Therapeutics, and related to the same patents Boston Scientific asserts against Micrus, could have an adverse impact on certain of our defenses in our litigation with Boston Scientific.
      In February 2005, the court granted a stay of the Boston Scientific lawsuit against us until the earlier of twelve months or the outcome of the reexamination discussed above. If the Boston Scientific lawsuit against us resumes after the stay and if claims of the Boston Scientific patents that are in reexamination are determined to be patentable, including any added, amended or modified claims, we would have to litigate or attempt to settle the patent infringement claims asserted by Boston Scientific. No discovery has been conducted in the litigation and none will be conducted during the stay. Boston Scientific has not yet identified the asserted claims in its patents at issue or the accused products. We are unable at this time to determine the likely outcome of any such litigation. Patent lawsuits involve complex legal and factual issues which can take a number of years and a great deal of expense and management attention to resolve. We may also be subject to potentially negative publicity due to the litigation. In the event it is determined that we infringe patent claims asserted by Boston Scientific and that those claims are not invalid and not unenforceable we may, among other things, be required to do one or more of the following:

•	pay damages, including up to treble damages and Boston Scientific’s attorney’s fees and costs, which may be substantial;

•	cease, by an injunction, the making, using, selling, offering to sell, importing into the U.S. or exporting from the U.S. of our microcoil devices found to infringe the patent claims asserted by Boston Scientific, which microcoil devices currently represent approximately 95% of our revenues;

•	expend significant resources to redesign our technology so that it does not infringe the patent claims asserted by Boston Scientific, which may not be possible;

•	discontinue manufacturing or other processes that incorporate technology that infringes the patent claims asserted by Boston Scientific;

•	become subject to a compulsory license order under which we would be required to pay Boston Scientific a royalty on future sales of our products; and/or

•	obtain a license from Boston Scientific to use the relevant patents, which may not be available to us on acceptable terms, or at all.
      If our microcoil devices were found to infringe, any development or acquisition of products or technologies that do not infringe the patent claims asserted by Boston Scientific could require the expenditure of substantial time and other resources and could have a material adverse effect on our business and financial results. If we were required to but could not obtain a license under the patent claims asserted by Boston Scientific, we would likely be prevented from commercializing or further commercializing the relevant products. We believe that it is unlikely that we would be able to obtain a license under the patent claims being asserted by Boston Scientific. If we need to redesign our products to avoid the patent claims being asserted by Boston Scientific, we may suffer significant regulatory delays associated with conducting additional studies or submitting technical, manufacturing or other information related to the redesigned product and, ultimately, in obtaining approval.
      As a result of Boston Scientific’s answer to our counterclaim that Boston Scientific infringes three of our patents, the validity of those patents is now at issue in the lawsuit. The court could find that those patents are invalid, which would prevent us from asserting those patents against third parties.
      An unfavorable outcome for us in this patent litigation would significantly harm our business and may cause us to materially change our business model.
Our future capital needs are uncertain and we may need to raise additional funds in the future, and such funds may not be available on acceptable terms or at all.
      We believe that our current cash and cash equivalents, together with our marketable securities, the cash to be generated from expected product sales and the net proceeds from this offering will be sufficient to meet our projected operating requirements for at least the next 12 months. However, after such period we may be required to seek additional funds from public and private stock offerings, borrowings under lease lines or other sources. Our capital requirements will depend on many factors, including:

•	the revenues generated by sales of our products;

•	the costs associated with expanding our sales and marketing efforts;

•	the expenses we incur in manufacturing and selling our products;

•	the costs of developing new products or technologies;

•	the cost of obtaining and maintaining FDA approval or clearance of our products and products in development;

•	costs associated with our litigation with Boston Scientific;

•	the number and timing of acquisitions and other strategic transactions;

•	the expenses we incur related to compliance with the FCPA and laws and regulations in non-U.S. jurisdictions;

•	costs associated with compliance with the Sarbanes-Oxley Act of 2002 and rules and regulations affecting public companies recently promulgated by the Securities and Exchange Commission and the Nasdaq National Market;

•	the costs associated with our facilities expansion, if any; and

•	the costs associated with increased capital expenditures.
      As a result of these factors, we may need to raise additional funds, and such funds may not be available on favorable terms, or at all. Furthermore, if we issue equity or debt securities to raise additional funds, our existing stockholders may experience dilution, and the new equity or debt securities may have rights, preferences and privileges senior to those of our existing stockholders. In addition, if we raise additional funds through collaboration, licensing or other similar arrangements, it may be necessary to relinquish valuable rights to our potential products or proprietary technologies, or grant licenses on terms that are not favorable to us. If we cannot raise funds on acceptable terms, we may not be able to develop or enhance our products, execute our business plan, take advantage of future opportunities, or respond to competitive pressures or unanticipated customer requirements. In these events, our ability to achieve our development and commercialization goals would be adversely affected.
Our quarterly operating and financial results and our gross margins are likely to fluctuate significantly in future periods.
      Our quarterly operating and financial results are difficult to predict and may fluctuate significantly from period to period. The level of our revenues, gross margins and results of operations at any given time will be based primarily on the following factors:

•	interventionalist and patient acceptance of our products;

•	changes in the number of embolic coiling procedures performed to treat cerebral aneurysms;

•	the development of new procedures to treat cerebral aneurysms;

•	results of clinical research and trials on our existing products and products in development;

•	demand for, and pricing of, our products;

•	the mix of our products sold;

•	timing of new product offerings, acquisitions, licenses or other significant events involving us or our competitors;

•	increases in the costs of manufacturing and selling our products;

•	our ability to maintain and expand our sales force and operational personnel;

•	the ability of our suppliers to timely provide us with an adequate supply of materials and components;

•	amount and timing of capital expenditures and other costs relating to any potential expansion of our operations;

•	the amount and timing of our operating expenses;

•	fluctuations in foreign currency exchange rates;

•	inventory adjustments we may have to make in any quarter;

•	regulatory approvals and legislative changes affecting the products we may offer or those of our competitors;

•	the effect of competing technological and market developments;

•	levels of third-party reimbursement for our products;

•	interruption in the manufacturing or distribution of our products; and

•	changes in our ability to obtain and maintain FDA approval or clearance for our products.
      Many of the products we may seek to develop and introduce in the future will require FDA approval or clearance, without which we cannot begin to commercialize them. Forecasting the timing of sales of our products is difficult due to the delay inherent in seeking FDA clearance or approval, or the failure to obtain such clearance or approval. In addition, we will be increasing our operating expenses as we build our commercial capabilities. Accordingly, we may experience significant, unanticipated quarterly losses. Because of these factors, our operating results in one or more future quarters may fail to meet the expectations of securities analysts or investors, which could cause our stock price to decline significantly.
We may not be able to develop new products or product enhancements that will be accepted by the market.
      Our success will depend in part on our ability to develop and introduce new products and enhancements to our existing products. We cannot assure you that we will be able to successfully develop or market new products or that any of our future products will be accepted by the interventionalists who use our products or the payors who reimburse for many of the procedures performed with our products. The success of any new product offering or enhancement to an existing product will depend on several factors, including our ability to:

•	properly identify and anticipate interventionalist and patient needs;

•	develop new products or enhancements in a timely manner;

•	obtain the necessary regulatory approvals for new products or product enhancements;

•	provide adequate training to potential users of our products;

•	receive adequate reimbursement for our procedures; and

•	develop an effective marketing and distribution network.
      If we do not develop new products or product enhancements in time to meet market demand or if there is insufficient demand for these products or enhancements, we may not achieve expected revenue levels and our business will suffer.

Our international operations and our relationships with physicians and other consultants require us to comply with a number of U.S. and international regulations.
      We need to comply with a number of international regulations related to sales of medical devices in countries outside of the United States and contractual relationships with physicians in such countries. In addition, we must comply with the Foreign Corrupt Practices Act (FCPA) which prohibits U.S. companies or their agents and employees from providing anything of value to a foreign official for the purposes of influencing any act or decision of these individuals in their official capacity to help obtain or retain business, direct business to any person or corporate entity or obtain any unfair advantage.
      As described in more detail later in the section below “Business — Legal Proceedings,” in August 2004 while reviewing our sales and payment procedures, we identified certain payments we made to physicians outside the United States that may have violated the FCPA and the laws of certain foreign countries. Our audit committee immediately directed our legal counsel to conduct an internal investigation into these payments. In September 2004, we voluntarily disclosed to the United States Department of Justice (DOJ) the factual information obtained in our internal investigation of potential violations of the FCPA. In addition, the employment of our then Chief Executive Officer and our then Vice President of Sales and Marketing was terminated in November 2004.
      After reviewing the results of the internal investigation and the compliance procedures implemented by us, the DOJ entered into an agreement (the “DOJ Agreement”) with us in February 2005 pursuant to which it will not prosecute us for the conduct disclosed to the DOJ, and we agreed to: (i) accept responsibility for the actions of our employees and officers, (ii) pay a monetary penalty of $450,000, (iii) continue to cooperate with the DOJ in its investigation, including the waiver of legal privileges, (iv) establish policies and procedures to assure compliance with the FCPA and other relevant bribery laws, (v) retain and pay for an independent law firm to act as a monitor for purposes of reporting to the DOJ for a period of three years as to our compliance with the DOJ Agreement and monitoring our implementation of and adherence to FCPA compliance policies and procedures, and (vi) cooperate fully with the DOJ, the independent monitor and the SEC. We must remain in complete compliance with these conditions for a period of two years, or face the filing of a criminal complaint against us. Moreover, the terms of the agreement will bind our successors, or any merger partners, as long as the DOJ Agreement is in effect.
      The payments we made to physicians in France, Germany, Spain and Turkey also may have likely violated the applicable laws in those foreign jurisdictions and may possibly have violated laws in Switzerland, where our subsidiary is located. We are not able to determine at this time what penalties or other actions, if any, authorities in France, Germany, Spain, Turkey or Switzerland may impose on us as a result of such violations.
      Though we have adopted a number of compliance procedures, including adoption of a Foreign Corrupt Practices Act Policy and related procedures and appointed a Compliance Officer, we can not assure you that we will be able to comply with the various regulations in foreign jurisdictions, which often vary from country to country. Implementing and monitoring such compliance procedures in a number of foreign jurisdictions can be very expensive and time-consuming. Any failure by us to adopt appropriate compliance procedures and ensure that our employees and agents comply with applicable laws and regulations in foreign jurisdictions could result in substantial penalties and/or restrictions in our ability to sell products in certain foreign jurisdictions.
We are in a highly competitive market segment, face competition from large, well-established medical device manufacturers with significant resources, and may not be able to increase penetration in our markets or otherwise compete effectively.
      The market for medical devices for treatment of cerebral vascular diseases is intensely competitive, subject to rapid change and significantly affected by new product introductions and other market activities of industry participants. We compete primarily with the Target Therapeutics division of Boston Scientific Corporation, the market leader, as well as the Cordis division of Johnson & Johnson, ev3, Micro Therapeutics and MicroVention. At any time, other companies may develop alternative treatments, products or procedures for the treatment of cerebral aneurysms that compete directly or indirectly with our products. If alternative treatments prove to be superior to our microcoil or other products, continued use or adoption of our products could be negatively affected and our future revenues could suffer.
      In addition, most of our current and potential competitors are either publicly traded or divisions or subsidiaries of publicly traded companies, and enjoy several competitive advantages over us, including:

•	greater financial and personnel resources;

•	significantly greater name recognition;

•	established relationships with interventionalists;

•	established distribution networks;

•	greater experience in obtaining and maintaining United States Food and Drug Administration, or FDA, and other regulatory approvals for products and product enhancements, and greater experience in developing compliance programs for compliance with numerous federal, state, local and similar laws in non-U.S. jurisdictions;

•	greater resources for product research and development;

•	greater experience in, and resources for, launching, marketing, distributing and selling products; and

•	broader product lines.
      None of our customers has long term purchase agreements with us and may at any time switch to the use of our competitors’ products.
      For these reasons, we may not be able to compete successfully against our current or potential future competitors and sales of our products and our revenues may decline.
Our sales in international markets subject us to foreign currency exchange and other risks and costs which could harm our business.
      A substantial portion of our revenues are derived from outside the United States. For the fiscal years ended March 31, 2003, 2004 and 2005, revenues from customers outside the United States represented approximately 53%, 50% and 48%, respectively, of our revenues. We anticipate that revenues from international customers will continue to represent a substantial portion of our revenues. Because we generate revenues in foreign currencies, we are subject to the effects of exchange rate fluctuations. In fiscal 2005, approximately 33% of our revenues were denominated in currencies other than the U.S. dollar. The functional currency of our Swiss subsidiary is the Swiss franc. In Europe, our revenues are denominated in Swiss francs, euros, the pound sterling and U.S. dollar. Accordingly, we are exposed to market risk related to changes between the Swiss franc and these other currencies in which we conduct business. If the Swiss franc appreciates against the currencies in which our receivables are denominated, we will recognize foreign currency losses. For the preparation of our consolidated financial statements, the financial results of our Swiss subsidiary are translated into U.S. dollars based on average exchange rates during the applicable period. If the U.S. dollar appreciates against the Swiss franc, the revenues we recognize from sales by our European subsidiary will be adversely impacted. Historically, we have also been exposed to risks from fluctuations in currency exchange rates due to intercompany loans made to Micrus SA, our Swiss subsidiary, in 2001 in connection with its incorporation. These loans are denominated in Swiss francs and will fluctuate in value against the U.S. dollar, causing us to recognize foreign exchange gains and losses. Foreign exchange gains or losses as a result of exchange rate fluctuations in any given period could harm our operating results and negatively impact our revenues. Additionally, if the effective price of our products were to increase as a result of fluctuations in foreign currency exchange rates, demand for our products could decline and adversely affect our results of operations and financial condition.
      We are subject to various additional risks as a consequence of doing business internationally, and, in particular in Argentina, Brazil, Chile, Columbia, Costa Rica, Mexico, Peru, Venezuela, Greece and Turkey, each of which could harm our business, including the following:

•	local economic and political instability or other potentially adverse conditions;

•	lack of experience in certain geographical markets;

•	unexpected delays or changes in regulatory requirements;

•	increased difficulty in collecting accounts receivables in certain foreign countries;

•	delays and expenses associated with tariffs and other trade barriers;

•	difficulties and costs associated with attracting and maintaining third party distributors;

•	compliance with foreign laws and regulations; and

•	adverse tax consequences or overlapping tax structures.

If we fail to increase our direct sales force in a timely manner, our business could suffer.
      We have a limited domestic and international direct sales force. We also have a distribution network for sales in the major markets in Europe, Latin America, Asia and the Middle East. We expect to utilize a distribution network in connection with our intended launch of sales in Japan. As we launch new products and increase our marketing efforts with respect to existing products, we will need to significantly expand the number of our direct sales personnel on a worldwide basis. The establishment and development of a more extensive sales force will be expensive and time consuming. There is significant competition for sales personnel experienced in interventional medical device sales. If we are unable to attract, motivate and retain qualified sales personnel and thereby increase our sales force, we may not be able to increase our revenues.

We have experienced significant changes to our management team over the last year.
      A significant portion of our senior management team has joined us since the beginning of 2004. In November 2004, the employment of Michel R. Mounier, our former President and Chief Executive Officer, and Herbert H. Mertens, our former Vice President, Global Sales and Marketing, was terminated. They had both served in such positions since 2001. Robert A. Stern, our Executive Vice President, Chief Financial Officer and Secretary joined us in January 2004. Eckhard H. Reitz, Executive Vice President of Micrus SA, and David A. Watson, our Vice President of Research and Development, each joined us in October 2004. William G. Rigas, our Vice President of Sales, Asia and Latin America, joined us in November 2004. John T. Kilcoyne, our President and Chief Executive Officer, joined us in December 2004. Robert C. Colloton, our Vice President, US Sales and Global Marketing, joined us in March 2005.
      The members of our senior management team have not previously worked together and are still in the process of integrating as a management team. Our recent expansion has resulted in substantial growth in the number of our employees, the scope of our operating and financial systems and the geographic area of our operations, resulting in increased responsibility for both existing and new management personnel. Our ability to manage and support any future growth of our business will be substantially dependent upon having in place a strong and effective management team. There can be no assurance that the we will be able to manage our recent or any future expansion successfully, and any inability to do so would have a material adverse effect on our results of operations.

If we fail to properly manage our anticipated growth, our business could suffer.
      We have experienced, and may continue to experience, periods of rapid growth and expansion, which have placed, and will likely continue to place, a significant strain on our limited personnel and other resources. In particular, the expansion of our fabrication facility and the planned increase in our direct sales force will require significant management, technical and administrative resources. Any failure by us to manage our growth effectively could have an adverse effect on our ability to achieve our development and commercialization goals.
      To achieve our revenue goals, we must successfully increase production in our fabrication facility as required by customer demand. We may in the future experience difficulties in increasing production, including problems with production yields and quality control and assurance. These problems could result in delays in product availability and increases in expenses. Any such delay or increased expense could adversely affect our ability to generate revenues.
      Future growth will also impose significant added responsibilities on management, including the need to identify, recruit, train and integrate additional employees. In addition, rapid and significant growth will place a strain on our administrative and operational infrastructure. In order to manage our operations and growth we will need to continue to improve our operational, financial and management controls, reporting systems and procedures. If we are unable to manage our growth effectively, it may be difficult for us to execute our business strategy and our operating results and business could suffer.
We can provide no assurance regarding our, or our independent registered public accounting firm’s, conclusions at March 31, 2007 with respect to the effectiveness of our internal controls over financial reporting.
      Section 404 of the Sarbanes-Oxley Act of 2002 (the “Act”) will require us to include an internal controls report from management in our Annual Report on Form 10-K for the year ended March 31, 2007 and in subsequent Annual Reports. The internal control report must include a statement

•	About management’s responsibility for establishing and maintaining adequate internal controls over financial reporting;

•	Identifying the framework used by management to conduct the required evaluation of the effectiveness of our internal control over financial reporting;

•	Concerning management’s assessment of the effectiveness of our internal control over financial reporting as of March 31, 2007, including a statement as to whether or not internal control over financial reporting is effective; and

•	That our independent registered public accounting firm has issued an attestation report on management’s assessment of internal control over financial reporting.
      We will be required to expend significant resources in developing the necessary documentation and testing procedures required by Section 404. We have not completed our assessment as required by Section 404. In addition, through 2007 we anticipate significant growth in our business, including international expansion. As a result, given the risks inherent in the design and operation of internal controls over financial reporting, we can provide no assurance as to our, or our independent registered public accounting firm’s, conclusions at March 31, 2007 with respect to the effectiveness of our internal controls over financial reporting. If our internal controls are not designed or operating effectively, we would be required to disclose that our internal control over financial reporting was not effective. In addition, our registered public accounting firm may either disclaim an opinion as it relates to management’s assessment of the effectiveness of our internal controls or may issue an adverse opinion on the effectiveness of our internal controls over financial reporting. Investors may lose confidence in the reliability of our financial statements, which could cause the market price of our common stock to decline and which could affect our ability to run our business as we otherwise would like to.
If we choose to acquire new and complementary businesses, products or technologies instead of developing them ourselves, we may be unable to complete these acquisitions or to successfully integrate them in a cost effective and non-disruptive manner.
      Our success depends on our ability to continually enhance and broaden our product offerings in response to changing customer demands, competitive pressures and technologies. Accordingly, we may in the future pursue the acquisition of complementary businesses, products or technologies instead of developing them ourselves. We do not know if we will be able to successfully complete any acquisitions, or whether we will be able to successfully integrate any acquired business, product or technology or retain any key employees. Integrating any business, product or technology we acquire could be expensive and time consuming, disrupt our ongoing business and distract our management. If we are unable to integrate any acquired businesses, products or technologies effectively, our business will suffer. In addition, any amortization or charges resulting from the costs of acquisitions could harm our business and operating results.

We are dependent on single source suppliers for components and materials used in our devices, and the loss of any of these suppliers, or their inability to supply us with an adequate supply of materials, could harm our business.
      We rely on third-party suppliers for components and materials used in our products and rely on single sources for many of the microcoil and delivery system components, including tubings, connectors and sterilization services. Our dependence on third-party suppliers involves several risks, including limited control over pricing, availability, quality and delivery schedules. Any delays in delivery of such components or provision of such services or shortages of such components could cause delays in the shipment of our products, which could significantly harm our business. We generally acquire our single source components pursuant to purchase orders placed in the ordinary course of business, and we have no guaranteed supply arrangements with any of our single-source suppliers. Because of our reliance on these vendors, we may also be subject to increases in component costs. These increases could significantly harm our business. For us to be successful, our third-party suppliers must also be able to provide us with the materials and components of our products in substantial quantities, in compliance with regulatory requirements, in accordance with agreed upon specifications, at acceptable cost and on a timely basis. Our anticipated growth may strain the ability of suppliers to deliver an increasingly large supply of materials and components. If we are unable to obtain sufficient quantities of high quality components and materials to meet customer demand on a timely basis, we could lose customers, our reputation may be harmed and our business could suffer. If any one or more of our third-party suppliers cease to provide us with sufficient quantities of our materials or components in a timely manner or on terms acceptable to us, we would have to seek alternative sources of supply. We could incur delays while we locate and engage alternative qualified suppliers and we might be unable to engage alternative suppliers on favorable terms. Any such disruption or increased expenses could harm our commercialization efforts and adversely affect our ability to generate revenues.
      We rely on independent contract manufacturers for the manufacture and assembly of certain of our products and components. Reliance on independent contract manufacturers involves several risks, including the potential inadequacy of capacity, the unavailability of or interruptions in access to certain process technologies and reduced control over product quality, compliance with regulatory requirements, delivery schedules, manufacturing yields and costs. Such manufacturers have possession of and at times title to molds for certain manufactured components of our products. Shortages of raw materials, production capacity constraints or delays by our contract manufacturers could negatively affect our ability to meet our production obligations and result in increased prices for affected parts. Any such reduction, constraint or delay may result in delays in shipments of our products or increases in the prices of components, either of which could have a material adverse effect on our business, operating results and financial condition. We have no supply agreements with our current contract manufacturers and utilize purchase orders which are subject to supplier acceptance. The unanticipated loss of any of our contract manufacturers could cause delays in our ability to deliver product while we identify and qualify a replacement manufacturer. If our current or future independent contract manufacturers are unable to meet our requirements for manufactured components, our business could suffer.
Our operations are currently conducted at a single location that may be at risk from earthquakes or other natural disasters.
      We currently conduct all of our manufacturing, development and management activities at a single location in Sunnyvale, California, near known earthquake fault zones. We have taken precautions to safeguard our facilities, including insurance, health and safety protocols, and off-site storage of computer data. However, any future natural disaster, such as an earthquake, could cause substantial delays in our operations, damage or destroy our equipment or inventory, and cause us to incur additional expenses. A disaster could seriously harm our business and results of operations. The insurance we maintain against earthquakes and other natural disasters may not be adequate to cover our losses in any particular case.

If we are unable to effectively manage our inventory held on consignment by our intended customers, we will not achieve our expected results.
      A significant portion of our inventory is held on consignment by hospitals which purchase the inventory as they use it. In these consignment locations, we do not have physical possession of the consigned inventory. We therefore have to rely on information from our customers as well as periodic inspections by our sales personnel and third party inventory auditors to determine when our products have been used. We have in the past experienced problems managing appropriate consigned inventory levels and as a result we recorded an impairment of inventory for anticipated obsolescence in fiscal 2004 and an impairment of excess inventory in both fiscal 2004 and 2005. If we are not able to effectively manage appropriate consigned inventory levels, we may suffer inventory losses which will reduce our gross profit levels. There can be no assurance that any efforts to strengthen our monitoring and management of consigned inventory will be adequate to meaningfully reduce the risk of inventory loss.
We are dependent on our senior management team, key clinical advisors and scientific personnel, and the loss of any of them could harm our business.
      Our continued success depends in part upon the continued availability and contributions of our senior management team and the continued participation of our key clinical advisors. We have entered into letter agreements with certain members of our senior management team, but none of these agreements guarantees the services of the individual for a specified period of time. We also rely on the skills and talents of our scientific personnel because of the complexity of our products. The loss of members of our senior management, key clinical advisors or scientific personnel, or our inability to attract or retain other qualified personnel or advisors could have a material adverse effect on our results of operations and financial condition. See “Management” for a more detailed description of our senior management team.
The medical device industry is characterized by patent litigation which could be costly, result in the diversion of management’s time and efforts and require us to pay damages.
      The medical device industry is characterized by extensive litigation and administrative proceedings over patent and other intellectual property rights. Accordingly, we may in the future be subject to further litigation and administrative proceedings over such rights with other companies in our industry. As we have discussed above with respect to our current litigation with Boston Scientific, whether a product infringes a patent involves complex legal and factual issues, the determination of which is often uncertain. In the future, other competitors could assert that our system, its components, or the methods we employ in the use or manufacture of our system are covered by U.S. or foreign patents held by them. In addition, they may claim that their patents have priority over ours because their patents were filed first. Because patent applications can take many years to issue, there may be applications by others now pending of which we are unaware, which may later result in issued patents that our system may infringe. There could also be existing patents that one or more components of our system may inadvertently be infringing, of which we are unaware. As the number of participants in the market for cerebral vascular treatments grows, the possibility of patent infringement claims against us increases.
      As we have discussed above with respect to our litigation with Boston Scientific, any claims against us may cause us to incur substantial costs, could place a significant strain on our financial resources, divert the attention of management from our core business and harm our reputation. If the relevant patents are upheld as valid and enforceable and we are found to infringe, we could be required to pay substantial damages and/or royalties and could be prevented from selling our products unless we could obtain a license or were able to redesign our system to avoid infringement. Any such license may not be available on reasonable terms, if at all. If we fail to obtain any required licenses or make any necessary changes to our products or technologies, we may be unable to commercialize one or more of our products.

Our ability to protect our intellectual property and proprietary technology through patents and other means is uncertain.
      Our success depends significantly on our ability to protect our proprietary rights to the technologies used in our products. We rely on patent protection, as well as a combination of copyright, trade secret and trademark laws, and nondisclosure, confidentiality and other contractual restrictions to protect our proprietary technology. However, these legal means afford only limited protection and may not adequately protect our rights or permit us to gain or keep any competitive advantage. For example, our pending U.S. and foreign patent applications may not issue as patents in a form that will be advantageous to us or may issue and be subsequently successfully challenged by others and invalidated, such as is being attempted by Boston Scientific. In addition, our pending patent applications include claims to material aspects of our products and procedures that are not currently protected by issued patents. Both the patent application process and the process of managing patent disputes can be time consuming and expensive. Competitors may be able to design around our patents or develop products which provide outcomes which are comparable to or may exceed ours. Our confidentiality agreements and intellectual property assignment agreements with our employees, consultants and advisors may not be enforceable or may not provide meaningful protection for our trade secrets or other proprietary information in the event of unauthorized use or disclosure or other breaches of the agreements. Furthermore, the laws of some foreign countries may not protect our intellectual property rights to the same extent as do the laws of the United States.
      In the event a competitor infringes upon our patent or other intellectual property rights, enforcing those rights may be difficult and time consuming. Even if successful, litigation to enforce our intellectual property rights or to defend our patents against challenge could be prolonged, costly and could divert our management’s attention. We may not have sufficient resources to enforce our intellectual property rights or to defend our patents against a challenge.
Risks Related to our Industry
If we fail to obtain, or experience significant delays in obtaining, FDA clearances or approvals for our future products or product enhancements, our ability to commercially distribute and market our products could suffer.
      Our medical devices are subject to rigorous regulation by the FDA and numerous other federal, state and foreign governmental authorities. Our failure to comply with such regulations could lead to the imposition of injunctions, suspensions or loss of regulatory clearances or approvals, product recalls, termination of distribution or product seizures or the need to invest substantial resources to comply with various existing or new requirements. In the more egregious cases, criminal sanctions, civil penalties, disgorgement of profits or closure of our manufacturing facilities are possible. The process of obtaining regulatory clearances or approvals to market a medical device, particularly from the FDA, can be costly and time consuming, and there can be no assurance that such clearances or approvals will be granted on a timely basis, if at all. In particular, the FDA permits commercial distribution of most new medical devices only after the device has received 510(k) clearance or is the subject of an approved premarket approval application, or PMA. The FDA will clear marketing of a medical device through the 510(k) process if it is demonstrated that the new product has the same intended use, is substantially equivalent to another legally marketed device, including a 510(k)-cleared product, and otherwise meets the FDA’s requirements. The PMA approval process is more costly, lengthy and uncertain than the 510(k) clearance process and requires the development and submission of clinical studies supporting the safety and effectiveness of the device. Product modifications may also require the submission of a new 510(k) clearance, or the approval of a PMA before the modified product can be marketed. Changes in labeling and manufacturing site for a PMA approved device may require the submission and approval of a PMA supplement. To date all of our products have been cleared by the FDA using the 510(k) process. Any products we develop that require regulatory clearance or approval may be delayed, if approved at all. In addition, we believe that some of our new products will require an approved PMA before we can commercially distribute the device and we cannot assure you that any new products or any product enhancements we develop will be subject to the shorter 510(k) clearance process instead of the more lengthy

PMA requirements. Additionally, certain of our products under development may involve both device and drug or biologic regulation and we will need to comply with drug and biologic regulations in addition to medical device requirements. Accordingly, we anticipate that the regulatory review and approval process for some of our future products or product enhancements may take significantly longer than anticipated or that we have experienced in the past. We will also be required to pay a medical device user fee and may also be required to pay a drug or biologic user fee. There is no assurance that the FDA will not require that a certain new product or product enhancement go through the lengthy and expensive PMA approval process. We have no experience in obtaining PMA approval. We also have no experience in obtaining drug or biologic approval, and will need to rely on third party assistance in navigating the regulatory approval pathway for future combination products.
      Further, pursuant to FDA regulations, we can only market our products for cleared or approved uses. Certain of our products may be used by physicians for indications other than those cleared or approved by the FDA, but we cannot promote the products for such off-label uses.
      Foreign governmental authorities that regulate the manufacture and sale of medical devices have become increasingly stringent and, to the extent we market and sell our products in foreign countries, we may be subject to more rigorous regulation in the future. In such circumstances, we would rely significantly on our foreign independent sales distributors to comply with the varying regulations, and any failures on their part could result in restrictions on the sale of our products in foreign countries. For instance, manufacturers of medical devices outside of Japan must utilize a contractually bound In-Country Caretaker (ICC) to submit an application for device approval to the Japanese Ministry of Health, Labor and Welfare (MHLW). As part of its approval process, the MHLW may require that the product be tested in Japanese laboratories and the approval process can be quite lengthy. We have entered into a contractual arrangement with an ICC in Japan which has submitted an application with the MHLW for approval of our microcoil delivery system but do not currently have authorization to import and sell our products in Japan. We rely on our ICC to file applications for approval of our products accurately and on a timely basis and to comply with the regulatory requirements applicable to our products once they are approved. We have in the past experienced problems with our former ICC not obtaining regulatory approvals in a timely and cost effective manner and may encounter those types of issues in the future as well. In addition, failure by our ICC to comply with applicable regulatory requirements can result in enforcement action by the MHLW, which may include fines, injunctions, and civil penalties, recall or seizure of our products, operating restrictions, partial suspension or total shutdown of sales in Japan, or criminal prosecution. These actions could prevent or restrict us from selling our products in Japan. We expect that there will be some significant changes in the regulation of medical devices in Japan in 2005 but are unable at this time to determine the impact of such changes on our approved products, products for which we have already applied for approval in Japan or future products.
Modifications to our marketed products may require new 510(k) clearances or premarket approvals, or may require us to cease marketing or recall the modified products until clearances are obtained.
      Any modification to a 510(k)-cleared device that could significantly affect its safety or effectiveness, or that would constitute a change in its intended use, requires a new 510(k) clearance or, possibly, PMA approval. The FDA requires every manufacturer to make this determination in the first instance, but the FDA may review a manufacturer’s decision. The FDA may not agree with any of our past or future decisions regarding whether new clearances or approvals are necessary. If the FDA requires us to seek 510(k) clearance or PMA approval for any modification to a previously cleared product, we may be required to cease marketing and/or to recall the modified product until we obtain clearance or approval, and we may be subject to significant regulatory fines or penalties. Further, our products could be subject to recall if the FDA determines, for any reason, that our products are not safe, including but not limited to new safety data from use of the product, or manufacturing defects. Any recall or FDA requirement that we seek additional approvals or clearances could result in delays, fines, costs associated with modification of a product, loss of revenue and potential operating restrictions imposed by the FDA.

If we or our suppliers fail to comply with the FDA’s quality system regulations, the manufacture of our products could be delayed.
      We and our suppliers are required to comply with the FDA’s quality system regulations, which cover the methods and documentation of the design, testing, production, control, quality assurance, labeling, packaging, storage and shipping of our products. The FDA enforces these quality system regulations through unannounced inspections. If we or one of our suppliers fail a quality system regulations inspection or if any corrective action plan is not sufficient, the manufacture of our products could be delayed until satisfactory corrections are made, or in the event we are unable to correct the problems we may not be able to continue manufacturing and distributing the particular device or devices. Such a delay potentially could disrupt our business, harm our reputation and adversely affect our sales and revenues.
If interventionalists are unable to obtain sufficient reimbursement for procedures performed with our products, it is unlikely that our products will be widely used.
      Successful sales of our products will depend on the availability of adequate reimbursement from third-party payors. Healthcare providers that purchase medical devices for treatment of their patients, generally rely on third-party payors to cover the use of the product for the particular procedure and reimburse all or part of the costs and fees associated with the procedures performed with these devices. Currently, the costs of our products distributed domestically are being reimbursed by third party payors. There is no guarantee that coverage and adequate reimbursement will be available in the future for our existing and/or new products. Both public and private insurance reimbursement plans are central to new product acceptance. Interventionalists are unlikely to use our products if they do not receive reimbursement adequate to cover the cost of our products and related procedures.
      In international markets, market acceptance may depend, in part, upon the availability of reimbursement within prevailing healthcare payment systems. Reimbursement and healthcare payment systems in international markets vary significantly by country, and include both government sponsored healthcare and private insurance. Currently, the costs of our products distributed internationally, other than in some Latin American countries, are being reimbursed by public and private healthcare insurers. We may not obtain international reimbursement approvals in a timely manner, if at all. Our failure to receive international reimbursement approvals would negatively impact market acceptance of our products in the international markets in which those approvals are sought.
      In addition in certain countries, such as France, Germany and Japan, we are required to obtain regulatory clearance for our products to be eligible for reimbursements by third party payors, even though reimbursement for embolic coiling procedures is already in place.
      Future reimbursement may be subject to increased restrictions both in the United States and in international markets. Third-party reimbursement and coverage may not be available or adequate in either the United States or international markets. Future legislation, regulation or reimbursement policies of third-party payors may adversely affect the demand for our existing products or our products currently under development and limit our ability to sell our products on a profitable basis.
Recent changes in accounting rules and regulations, such as expensing of stock options, will result in unfavorable accounting charges and could require us to change our compensation policies.
      In December 2004, the Financial Accounting Standards Board (FASB) issued SFAS No. 123R, Share-Based Payment, which replaced SFAS No. 123 and superseded APB 25. Under SFAS No. 123R, companies will no longer be able to account for share-based compensation transactions using the intrinsic method in accordance with APB 25 but will be required to account for such transactions using a fair-value method and recognize the expense in the consolidated statement of earnings. We will need to comply with SFAS No. 123R as of the first quarter of fiscal 2007. We have not yet determined which fair-value method and transitional provision we will follow. The impact on our financial statements of applying Black-Scholes option valuation method of accounting for stock options is disclosed in the accompanying financial statements and related notes. Our operating expenses will increase as a result of expensing share-based payments.

We may become subject to product liability claims which could require us to pay damages that exceed our insurance coverage.
      Our business exposes us to potential product liability claims that are inherent in the testing, manufacture and sale of medical devices for interventional neurovascular procedures. These procedures involve significant risk of serious complications, including intracranial bleeding, brain injury, paralysis and even death. Any product liability claim brought against us, with or without merit, could result in the increase of our product liability insurance rates or the inability to secure coverage in the future. In addition, we could have to pay an amount in excess of policy limits, which would have to be paid out of cash reserves. If longer-term patient results and experience indicate that our products or any component cause tissue damage, motor impairment or other adverse effects, we could be subject to significant liability. Finally, even a meritless or unsuccessful product liability claim could harm our reputation in the industry, lead to significant legal fees and could result in the diversion of management’s attention from managing our business.
We may be subject to damages resulting from claims that we or our employees have wrongfully used or disclosed alleged trade secrets of their former employers.
      Many of our employees were previously employed at other medical device companies, including our competitors or potential competitors. Although no claims against us are currently pending, we may be subject to claims that these employees or we have inadvertently or otherwise used or disclosed trade secrets or other proprietary information of their former employers. Litigation may be necessary to defend against these claims. Even if we are successful in defending against these claims, litigation could result in substantial costs and be a distraction to management. If we fail in defending such claims, in addition to paying monetary damages, we may lose valuable intellectual property rights or personnel. A loss of key research personnel or their work product could hamper or prevent our ability to commercialize product candidates, which could severely harm our business.
Risks Related to this Offering
There has been no prior public market for our common stock and an active trading market may not develop, potentially impairing the value of your shares and your ability to sell.
      Prior to this offering, there has been no public market for our common stock. An active trading market may not develop following completion of this offering or, if developed, may not be sustained. The lack of an active market may impair the value of your shares and your ability to sell your shares at the time you wish to sell them. An inactive market may also impair our ability to raise capital by selling shares and may impair our ability to acquire other companies, products or technologies by using our shares as consideration.
We expect that the price of our common stock will fluctuate substantially and you may not be able to sell your shares at or above the offering price.
      The initial public offering price for the shares of our common stock sold in this offering will be determined by negotiation between the representatives of the underwriters and us. This price may not reflect the market price of our common stock following this offering. In addition, the market price of our common stock is likely to be highly volatile and may fluctuate substantially due to many factors, including:

•	volume and timing of orders for our products;

•	the introduction of new products or product enhancements by us or our competitors;

•	disputes or other developments with respect to intellectual property rights;

•	our ability to develop, obtain regulatory clearance for, and market, new and enhanced products on a timely basis;

•	product liability claims or other litigation;

•	quarterly variations in our or our competitor’s results of operations;

•	sales of large blocks of our common stock, including sales by our executive officers and directors;

•	changes in governmental regulations or in the status of our regulatory approvals or applications;

•	changes in the availability of third-party reimbursement in the United States or other countries;

•	changes in earnings estimates or recommendations by securities analysts; and

•	general market conditions and other factors, including factors unrelated to our operating performance or the operating performance of our competitors.
Because of their significant stock ownership, our executive officers, directors and principal stockholders will be able to exert control over us and our significant corporate decisions.
      Upon completion of this offering, based on shares outstanding at March 31, 2005, our executive officers, directors, and stockholders holding more than 5% of our outstanding common stock and their affiliates will, in the aggregate, beneficially own approximately 50.80% of our outstanding common stock, or approximately 49.05% if the underwriters’ over-allotment option is exercised in full. As a result, these persons, acting together, will have the ability to determine the outcome of all matters submitted to our stockholders for approval, including the election and removal of directors and any merger, consolidation, or sale of all or substantially all of our assets. This concentration of ownership may harm the market price of our common stock by, among other things:

•	delaying, deferring or preventing a change in control of our company;

•	impeding a merger, consolidation, takeover or other business combination involving our company; or

•	causing us to enter into transactions or agreements that are not in the best interests of all stockholders.
      In addition, pursuant to the terms of certain settlement agreements, Mr. Mounier (our former President and Chief Executive Officer) and Mr. Mertens (our former Vice President, Global Sales and Marketing) each agreed to vote 325,322 and 75,569 shares of our common stock, respectively, issuable upon the exercise of options held by them to approve any matter approved by our board of directors and the holders of a majority of the then outstanding shares of our preferred stock. The foregoing obligation of Mr. Mounier terminates upon the consummation of this offering. Further, three of our current directors were designated by our principal stockholders which may increase such stockholders’ influence relating to matters submitted to the Board of Directors. The right of our principal stockholders to nominate any directors terminates upon the consummation of this offering. We also plan to reserve up to 5% of the shares offered in this offering under a directed share program in which our executive officers and directors, principal stockholders, employees, business associates and related persons may be able to purchase shares in this offering at the initial public offering price. This program may further increase the percentage of stock held by persons whose interests are aligned with our executive officers’, directors’ and principal stockholders’ interests.
Our management team may invest or spend the proceeds of this offering in ways with which you may not agree or in ways which may not yield a return, and the use of the proceeds of this offering will be subject to covenants contained in our debt financing agreements.
      Our management will have considerable discretion in the application of the net proceeds of this offering. We expect to use a majority of the net proceeds from this offering to expand our sales and marketing activities and to fund research and development relating to potential new products and for general corporate purposes. We may also use a portion of the net proceeds of this offering to acquire or invest in complementary businesses, products, or technologies, or to obtain the right to use such complementary technologies, although we are not currently involved in any negotiations and have no commitments with respect to any such transactions. We cannot specify with certainty how we will use the net proceeds of this offering or our existing cash balance. The net proceeds may be used for corporate purposes that do not increase our operating results or market value. Until the net proceeds are used, they may be placed in investments that do not produce income or that lose value.

Future sales of our common stock may depress our stock price.
      Our current stockholders hold a substantial number of shares of our common stock that they will be able to sell in the public market in the near future. A significant portion of these shares are held by a small number of stockholders. Sales by our current stockholders of a substantial number of shares after this offering could significantly reduce the market price of our common stock. Moreover, after this offering, certain holders of our common stock have the right to require us to file registration statements covering their shares or to include their shares in registration statements that we may file for ourselves or other stockholders. Please see “Description of Capital Stock” for a description of registration rights of these stockholders.
      We also intend to register all common stock that we may issue under our 1998 Stock Plan, 2005 Equity Incentive Plan and 2005 Employee Stock Purchase Plan adopted in connection with this offering, totaling 5,413,772 shares. Once we register these shares, they can be freely sold in the public market upon issuance, subject to the lock-up agreements described in “Underwriting.” The sale by any of these holders of a large number of securities in the public market could reduce the trading price of our common stock and impede our ability to raise future capital. Please see “Shares Eligible for Future Sale” for a description of sales that may occur in the future.
As a new investor, you will experience immediate and substantial dilution as a result of this offering and the future exercise of stock options and other equity issuances and, as a result, our stock price could decline.
      The initial public offering price is substantially higher than the pro forma as adjusted net tangible book value per share of our outstanding common stock. For a definition of the term, pro forma as adjusted net tangible book value, please see “Dilution.” As a result, investors purchasing common stock in this offering will incur immediate dilution of $7.95 per share. This dilution is due in large part to earlier investors in our company having paid substantially less than the initial public offering price when they purchased their shares. Investors who purchase shares of common stock in this offering will contribute approximately 38% of the total amount we have raised to fund our operations but will own only approximately 24% of our common stock. In the definition of the term “pro forma as adjusted net tangible fair value” we assume the cash exercise of warrants to purchase 1,071,465 shares of our common and preferred stock outstanding as of March 31, 2005 for proceeds of approximately $8,052,000 that expire upon the closing of this offering. If some or all of such warrants are exercised on a cashless or “net exercise” basis, the dilution to new investors purchasing shares in this offering will be higher than $7.95 per share. If all warrant holders elected to net exercise, we would issue 619,418 fewer shares of our common stock and receive no cash proceeds pursuant to the exercise of the warrants, in which case the dilution to new investors purchasing shares in this offering would be $8.33 and such new investors will contribute approximately 40% of the total amount we have raised to fund our operations. We believe that our current cash and cash equivalents, including the proceeds from this offering, together with our marketable securities, the cash to be generated from expected product sales and our ability to draw down on our secured revolving line of credit, will be sufficient to meet our projected operating requirements for at least the next 12 months. Because we may require additional funds to develop new products and continue to expand our business, we may conduct substantial future offerings of equity securities. The exercise of outstanding options and warrants and future equity issuances, including future public offerings or future private placements of equity securities and any additional shares issued in connection with acquisitions, will result in further dilution to investors. In addition, under our 2005 Equity Incentive Plan, our board of directors has broad discretion to define company transactions or other events as a change in control, either before or after the consummation of such transaction or event, which could result in the accelerated vesting of shares granted under the plan.
We may incur increased costs as a result of recently enacted and proposed changes in laws and regulations.
      Recently enacted and proposed changes in the laws and regulations affecting public companies, including the provisions of the Sarbanes-Oxley Act of 2002 and rules proposed by the Securities and Exchange Commission (SEC) and by the Nasdaq National Market, could result in increased costs to us. The new rules could make it more difficult or more costly for us to obtain certain types of insurance, including directors’ and officers’ liability insurance, and we may be forced to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. The impact of these events could also make it more difficult for us to attract and retain qualified persons to serve on our board of directors, our board committees or as executive officers. We are presently evaluating and monitoring developments with respect to new and proposed rules and cannot predict or estimate the amount of the additional costs we may incur or the timing of such costs.
We may become involved in securities class action litigation that could divert management’s attention and harm our business.
      The stock market in general, the Nasdaq National Market and the market for medical device companies in particular, has experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of those companies. Further, the market prices of securities of medical device companies have been particularly volatile. These broad market and industry factors may materially harm the market price of our common stock, regardless of our operating performance. In the past, following periods of volatility in the market price of a particular company’s securities, securities class action litigation has often been brought against that company. We may become involved in this type of litigation in the future. Litigation often is expensive and diverts management’s attention and resources, which could materially harm our financial condition and results of operations.
We do not intend to pay cash dividends.
      We have never declared or paid cash dividends on our capital stock. We currently intend to retain all available funds and any future earnings for use in the operation and expansion of our business and do not anticipate paying any cash dividends in the foreseeable future. In addition, the terms of any future debt or credit facility may preclude us from paying any dividends. As a result, capital appreciation, if any, of our common stock will be your sole source of potential gain for the foreseeable future.
Anti-takeover provisions in our organizational documents and Delaware law may discourage or prevent a change of control, even an acquisition which would be beneficial to our stockholders, and thereby affect our stock price adversely and prevent attempts by our stockholders to replace or remove our current management.
      Our amended and restated certificate of incorporation and bylaws contain provisions that could delay or prevent a change of control of our company or changes in our board of directors that our stockholders might consider favorable. Some of these provisions:

•	authorize the issuance of preferred stock which can be created and issued by the board of directors without prior stockholder approval, with rights senior to those of the common stock;

•	provide for a classified board of directors, with each director serving a staggered three-year term;

•	prohibit our stockholders from filling board vacancies, calling special stockholder meetings, or taking action by written consent;

•	prohibit our stockholders from making certain changes to our amended and restated certificate of incorporation or bylaws except with 66 2/3% stockholder approval; and

•	require advance written notice of stockholder proposals and director nominations.
      In addition, we are subject to the provisions of Section 203 of the Delaware General Corporation Law, which may prohibit certain business combinations with stockholders owning 15% or more of our outstanding voting stock. These and other provisions in our restated certificate of incorporation, restated bylaws and Delaware law could make it more difficult for stockholders or potential acquirors to obtain control of our board of directors or initiate actions that are opposed by our then-current board of directors, including delay or impede a merger, tender offer, or proxy contest involving our company. Any delay or prevention of a change of control transaction or changes in our board of directors could cause the market price of our common stock to decline.

FORWARD-LOOKING STATEMENTS
      This prospectus, including the sections entitled “Prospectus Summary,” “Risk Factors,” “Use of Proceeds,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business,” contains forward-looking statements. These statements relate to market opportunity, our growth strategy, competition, expected activities, the adequacy of our available cash resources, our future financial performance or other future events and involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by the forward-looking statements. These risks and other factors include those listed under “Risk Factors” and elsewhere in this prospectus. In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “expects,” “intends,” “seeks,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “potential,” “goal,” “continue” or the negative of these terms or other comparable terminology. These statements are only predictions. Actual events or results may differ materially. In evaluating these statements, you should specifically consider various factors, including the risks outlined under “Risk Factors.” These factors may cause our actual results to differ materially from any forward-looking statement.
      Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. Moreover, neither we nor any other person assumes responsibility for the accuracy and completeness of these forward-looking statements. We are under no duty to update any of the forward-looking statements after the date of this prospectus to conform our prior statements to actual results.
      There are a number of important factors, including economic, competitive and regulatory factors, that could cause our results to differ materially from the results anticipated by these forward-looking statements. These important factors include those that we discuss in this prospectus under the caption “Risk Factors.” You should read these factors and the other cautionary statements made in this prospectus as being applicable to all related forward-looking statements wherever they appear in this prospectus. If one or more of these factors materialize, or if any underlying assumptions prove incorrect, our actual results, performance or achievements may vary materially from any future results, performance or achievements expressed or implied by these forward-looking statements. We undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

USE OF PROCEEDS
      We estimate that our net proceeds from the sale of 3,250,000 shares of common stock in this offering will be approximately $36,942,500, or $42,836,375 if the underwriters’ over-allotment option is exercised in full assuming an initial public offering price of $13.00 per share (the mid-point of the estimated price range shown on the cover of this prospectus) and after deducting the estimated underwriting discount and estimated offering expenses payable by us.
      We expect to use the net proceeds of this offering for general corporate purposes, including costs associated with our entry into the Japanese market, expansion of our sales force, research and development activities, facilities expansion and other working capital and capital expenditures. The amounts and timing of our actual expenditures will depend upon numerous factors, including the growth of our sales and marketing activities, status of our research and development efforts, the amount of proceeds actually raised in this offering and the amount of cash generated by our operations, if any. We may also use a portion of the proceeds for the acquisition of, or investment in, companies, technologies, products or assets that complement our business.
      We have not determined the amount of net proceeds to be used specifically for the foregoing purposes. As a result, management will have broad discretion over the proceeds from this offering. Pending these uses, we intend to invest the net proceeds of the offering in United States government and short-term investment grade securities.
DIVIDEND POLICY
      We have never declared or paid any dividends on our capital stock. We currently intend to retain any future earnings to fund the development and expansion of our business, and therefore we do not anticipate paying cash dividends on our common stock in the foreseeable future. Any future determination to pay dividends will be at the discretion of our board of directors and will depend on our financial condition, results of operations, capital requirements, restrictions contained in future financing instruments and other factors our board of directors deems relevant.

CAPITALIZATION
      The following table sets forth our capitalization as of March 31, 2005:

•	on an actual basis;

•	on a pro forma basis to give effect to the assumed cash exercise of warrants to purchase 1,071,465 shares of common and preferred stock outstanding as of March 31, 2005 that expire upon closing of this offering for proceeds of approximately $8,052,000, the automatic conversion of all of our outstanding preferred stock into common stock upon the closing of this offering and the reclassification from liability to stockholders’ equity of warrants issued in conjunction with our Series E financing based on an assumed initial public offering price of $13.00 per share (the midpoint of the estimated price range shown on the cover page of this prospectus); and

•	on a pro forma as adjusted basis to give further effect to the sale of 3,250,000 shares of common stock by us in this offering at an assumed initial public offering price of $13.00 per share (the midpoint of the estimated price range shown on the cover of this prospectus), after deducting underwriting discounts and commissions and estimated offering expenses to be paid by us.

	As of March 31, 2005

			Pro forma as
	Actual	Pro forma(1)	adjusted(1)

	(in thousands, except per share amounts)
Warrant liability	3,201	—	—
Redeemable convertible preferred stock, $0.01 par value:
Authorized: 8,415,312 shares
Issued and outstanding shares: 7,680,943 shares at March 31, 2005 and none pro forma (unaudited)	58,442	—	—
Stockholders’ (deficit) equity:
Common stock, $0.01 par value;
Authorized: 18,111,341 shares
Issued and outstanding; 1,468,235 shares at March 31, 2005, 10,441,021 shares pro forma and 13,691,021 shares pro forma as adjusted	15	104	137
Additional paid-in capital	4,397	71,857	108,766
Deferred stock-based compensation	(630)	(630)	(630)
Accumulated other comprehensive loss	(368)	(368)	(368)
Accumulated deficit	(40,975)	(38,829)	(38,829)

Total stockholders’ (deficit) equity	(37,561)	32,134	69,076

Total capitalization	$24,082	$32,134	$69,076

(1)	Pro forma and pro forma as adjusted amounts are prepared assuming that holders of warrants to purchase 1,071,465 shares of common and preferred stock elect a cash exercise of their warrants prior to the completion of the offering, providing cash proceeds to us of approximately $8,052,000. Under the terms of the warrant agreements, the holders are permitted to elect a net exercise of their warrants in which the holders would receive a lesser number of shares of common stock and would not be required to pay the cash exercise price. The number of shares of common stock issued upon the exercise of the warrants will be determined by the number of holders electing a net exercise and the offering price. Based on an assumed offering price of $13.00 per share (the midpoint of the estimated price range shown on the cover of this prospectus), if all warrant holders elected a net exercise, we would issue 619,418 fewer shares of our common stock and receive no cash proceeds.

      In addition to the 13,691,021 shares of common stock to be outstanding after this offering, we may issue additional shares of common stock under the following plans and arrangements:

•	2,222,220 shares reserved for issuance under our 2005 Equity Incentive Plan plus any additional shares authorized pursuant to automatic annual increases equal to the lesser of (i) 5% of our total number of outstanding shares; (ii) 666,666 shares; or (iii) a number of shares determined by our board of directors;

•	222,222 shares reserved for issuance under our 2005 Employee Stock Purchase Plan plus any additional shares authorized pursuant to automatic annual increases equal to the lesser of (i) 2% of our total number of outstanding shares; (ii) 222,222 shares; or (iii) a number of shares determined by our board of directors;

•	2,447,408 shares issuable upon exercise of options outstanding as of March 31, 2005 under our 1998 Stock Plan with a weighted average exercise price of $4.06 per share;

•	164,422 shares available for issuance under our 1998 Stock Plan as of March 31, 2005;

•	14,631 shares available for issuance under our 1996 Stock Option Plan as of March 31, 2005;

•	167,618 shares of common stock issuable upon exercise of a warrant with an exercise price of $8.64 per share; and

•	shares of common stock issuable upon exercise of warrants that were issued to each purchaser of Series E preferred stock that are exercisable only if this offering closes after December 31, 2005 or if the initial price to the public of the common stock sold in this offering is less than $13.50. If this offering does not close prior to December 31, 2005, these warrants become exercisable into 671,614 shares of common stock at $9.00 per share. If the initial price to the public of this offering is at a price per share less than $13.50, these warrants become exercisable at $0.000225 per share into an additional number of shares of common stock equal to 1,343,260 multiplied by the quotient of (i) $13.50 less such initial price to the public, divided by (ii) such initial price to the public. For example, at an assumed initial public offering price of $13.00 per share (the midpoint of the estimated price range shown on the cover of this prospectus), these warrants become exercisable into 51,665 shares of common stock at $0.000225 per share. Upon completion of the initial public offering, the difference between the recorded value of the warrant as of March 31, 2005 and the value upon completion of the initial public offering will be recorded as a gain or loss. Based on an assumed initial public offering price of $13.00 per share (the midpoint of the estimated price range shown on the cover page of this prospectus), the fair value of the warrant would be approximately $672,000 and the Company would recognize a gain of $2,529,000.
      You should read this table together with the sections of this prospectus entitled “Selected Consolidated Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and selected notes beginning on page F-1.

DILUTION
      If you invest in our common stock, your ownership interest will be diluted immediately to the extent of the difference between the public offering price per share of our common stock and the pro forma as adjusted net tangible book value per share of our common stock immediately after this offering. Pro forma net tangible book value per share represents the amount of our total tangible assets less total liabilities, divided by 10,441,021 shares of our common stock outstanding as of March 31, 2005 assuming the conversion of all outstanding shares of preferred stock into 7,901,321 shares of common stock and the issuance of 1,071,465 shares of common stock upon the exercise of warrants that expire upon completion of the offering.
      Our pro forma net tangible book value as of March 31, 2005 was approximately $32.1 million or $3.08 per share of common stock, after giving effect to (i) the conversion of all outstanding shares of preferred stock into common stock upon completion of this offering, (ii) the assumed cash exercise of warrants to purchase 1,071,465 shares of common stock and preferred stock outstanding as of March 31, 2005 that expire upon closing of this offering for proceeds of approximately $8,052,000 and (iii) the reclassification from liability to stockholders’ equity of warrants issued in conjunction with our Series E financing based on an assumed initial public offering price of $13.00 per share (the midpoint of the estimated price range shown on the cover page of this prospectus).
      Assuming sale by us of 3,250,000 shares of common stock at an initial public offering price of $13.00 per share (the midpoint of the estimated price range shown on the cover of this prospectus) and after deducting the estimated underwriting discounts and offering expenses payable by us, our pro forma as adjusted net tangible book value as of March 31, 2005 would have been approximately $69.1 million, or $5.05 per share of common stock. This represents an immediate increase in pro forma net tangible book value of $1.97 per share of common stock to our existing stockholders and an immediate dilution in pro forma net tangible cash value per share of $7.95 per share to new investors purchasing shares in this offering. This dilution is illustrated by the following table:

Assumed initial public offering price per share		$13.00
Pro forma net tangible book value per share before this offering	3.08
Increase per share attributable to this offering	1.97

Pro forma as adjusted net tangible book value per share after this offering		5.05

Dilution per share to new investors(1)		$7.95

      The following table sets forth on a pro forma as adjusted basis, as of March 31, 2005, the number of shares of common stock purchased from us, the total consideration paid to us and the average price per share paid by existing stockholders and new investors at an assumed initial public offering price of $13.00 per share (the midpoint of the estimated price range shown on the cover of this prospectus) before deducting underwriting discounts and commissions and estimated offering expenses payable by us:

			Total
	Total Shares		Consideration(1)
					Average Price
	Number	%	Amount	%	per Share

Existing stockholders	10,441,021	76%	$70,128,888	62%	$6.72
New investors	3,250,000	24	42,250,000	38	13.00

Totals	13,691,021	100%	$112,378,888	100%	$8.21

(1)	Dilution per share to new investors purchasing shares in this offering and total consideration from existing stockholders are prepared assuming that holders of warrants to purchase 1,071,465 shares of common and preferred stock which expire upon the completion of this offering elect a cash exercise of their warrants, providing cash proceeds to us of approximately $8,052,000. Under the terms of the warrant agreements, the holders are permitted to elect a net exercise of their warrants in which the holders would receive a lesser number of shares of common stock and would not be required to pay the cash exercise price. The number of shares of common stock issued upon the exercise of the warrants will be determined by the number of holders electing a net exercise and the offering price. Based on an assumed offering price of $13.00 per share (the midpoint of the estimated price range shown on the cover of this prospectus), if all warrant holders elected a net exercise, we would issue 619,418 fewer shares of our common stock and receive no cash proceeds pursuant to the exercise of the warrants. In which case the dilution to new investors purchasing shares in this offering would be $8.33 and the percentage of the total consideration represented by such new investors would be 40%.

      The foregoing discussion and tables assume the conversion of all outstanding shares of preferred stock into 7,901,321 shares of common stock and the issuance of 1,071,465 shares of common stock upon the exercise of warrants that expire upon completion of the offering and no exercise of any stock options and no issuance of shares reserved for future issuance under our equity plans. As of March 31, 2005, there were stock options outstanding to purchase 2,447,408 shares of our common stock at a weighted average exercise price of $4.06 per share and warrants outstanding to purchase 167,618 shares of our common stock at an exercise price of $8.64 per share that do not expire upon the completion of this offering. In addition, warrants to purchase our common stock were issued in February and March 2005 to each purchaser of our Series E preferred stock that are exercisable only if this offering closes after December 31, 2005 or if the initial price to the public of the common stock sold in this offering is less than $13.50 per share. If this offering does not close prior to December 31, 2005, these warrants become exercisable into 671,614 shares of common stock at $9.00 per share. If the initial price to the public of this offering is at a price per share less than $13.50, these warrants become exercisable at $0.000225 per share into an additional number of shares of common stock equal to 1,343,260 multiplied by the quotient of (i) $13.50 less such initial price to the public; divided by (ii) such initial price to the public. For example, at an assumed initial public offering price of $13.00 per share (the midpoint of the estimated price range shown on the cover of this prospectus), these warrants become exercisable into 51,665 shares of common stock at $0.000225 per share. To the extent that any of these options or warrants are exercised, your investment will be further diluted. Furthermore, we may grant more stock, options or warrants in the future. Assuming exercise of all outstanding options (vested and unvested) and all outstanding warrants, as of March 31, 2005, pro forma net tangible book value per share before this offering would be $3.32, and dilution per share to new investors purchasing shares in this offering (based on the mid-point of the offering range) would be $8.08.
      If the underwriters exercise their over-allotment option in full, the following will occur:

•	the pro forma as adjusted percentage of shares of our common stock held by existing stockholders will decrease to approximately 74% of the total number of pro forma as adjusted shares of our common stock outstanding after this offering; and

•	the pro forma as adjusted number of shares of our common stock held by new public investors will increase to 3,737,500, or approximately 26% of the total pro forma as adjusted number of shares of our common stock outstanding after this offering.

SELECTED CONSOLIDATED FINANCIAL DATA
(in thousands, except per share amounts)
      The selected consolidated financial data set forth below are derived from our consolidated financial statements. The consolidated statement of operations data for the years ended March 31, 2003, 2004 and 2005, and consolidated balance sheet data as of March 31, 2004 and 2005 are derived from our audited consolidated financial statements for such years and as of such dates, which are included elsewhere in this prospectus. The consolidated statement of operations data for the years ended March 31, 2001 and 2002, and the consolidated balance sheet data as of March 31, 2001, 2002 and 2003, are derived from our unaudited consolidated financial statements for such years and as of such dates, which are not included in this prospectus. Historical results are not necessarily indicative of future results. The following selected financial data should be read together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes included elsewhere in this prospectus. The selected consolidated financial data in this section is not intended to replace the financial statements.

	Years Ended March 31,

	2001	2002	2003	2004	2005

				(restated)(1)
Consolidated Statement of Operations Data:
Revenues	$1,755	$3,770	$8,287	$15,700	$24,012
Cost of goods sold(2)	1,133	2,626	3,629	5,725	8,003

Gross profit	622	1,144	4,658	9,975	16,009

Operating expenses:
Research and development(2)	2,458	1,364	1,763	2,927	2,360
Sales and marketing(2)	1,206	3,451	4,367	6,012	8,781
General and administrative(2)	2,285	3,463	3,080	3,511	11,884

Total operating expenses	5,949	8,278	9,210	12,450	23,025

Loss from operations	(5,327)	(7,134)	(4,552)	(2,475)	(7,016)
Interest and investment income	582	254	95	153	177
Interest expense	(101)	(11)	(11)	(20)	(29)
Other income, net	52	30	287	328	164

Net loss	(4,794)	(6,861)	(4,181)	(2,014)	(6,704)
Accretion of redeemable convertible preferred stock to redemption value	(272)	(458)	(476)	(530)	(588)

Net loss attributable to common stockholders	$(5,066)	$(7,319)	$(4,657)	$(2,544)	$(7,292)

Net loss per share attributable to common stockholders, basic and diluted	$(4.44)	$(6.17)	$(3.82)	$(2.02)	$(5.22)
Shares used in computing net loss per share attributable to common stockholders, basic and diluted	1,141	1,186	1,220	1,257	1,397
Pro forma net loss per common share (unaudited)					$(0.83)
Shares used in computing pro forma net loss per common share (unaudited)					8,069

(1)	See Note 1 to the Consolidated Financial Statements.

(2)	Includes non-cash stock-based compensation of the following:

	Years Ended March 31,

	2001	2002	2003	2004	2005

Cost of goods sold	$—	$—	$—	$11	$26
Research and development	—	12	19	207	69
Sales and marketing	—	7	13	162	134
General and administrative	—	8	16	174	3,210

Total	$—	$27	$48	$554	$3,439

	As of March 31,

	2001	2002	2003	2004	2005

				(restated)
Consolidated Balance Sheet Data:
Cash, cash equivalents short and long-term marketable securities	$12,279	$4,950	$2,300	$11,015	$17,971
Working capital	12,734	6,004	5,377	10,918	20,293
Total assets	15,898	9,331	8,864	17,878	29,774
Mandatorily redeemable convertible preferred stock	34,938	35,395	39,305	49,479	58,442
Total stockholders’ deficit	(20,401)	(27,686)	(32,475)	(34,193)	(37,561)

MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
      You should read the following discussion and analysis of the financial condition and results of our operations together with our consolidated financial statements and related notes appearing at the end of this prospectus. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled “Risk Factors” beginning on page 7 and elsewhere in this prospectus. As discussed in Note 1 to the consolidated financial statements the results as of March 31, 2004 and for the year then ended have been restated.
Overview
      We develop, manufacture and market both implantable and disposable medical devices used in the treatment of cerebral vascular diseases associated with stroke and other disease states. Our products are used by interventional neuroradiologists and neurosurgeons primarily to treat cerebral aneurysms and other related vascular defects in the brain responsible for stroke, a significant cause of death in the United States. Our product line is an endovascular system that enables a physician to gain access to the brain in a minimally invasive manner through the vessels of the circulatory system. We believe our products provide a safe and reliable alternative to neurosurgical procedures for treating aneurysms. Our proprietary, three-dimensional, embolic coils are unique in that they automatically deploy within an aneurysm, forming a scaffold that conforms to a wide diversity of aneurysm shapes and sizes. We also sell accessory devices and products used in conjunction with our microcoils to treat cerebral aneurysms. We plan on growing our business by continuing to penetrate our existing markets, bringing new products and technologies to the interventional neuroradiologists and neurosurgeons and by entering new markets such as Japan where we currently do not sell our products.
      Our revenues are derived primarily from sales of our microcoils. We also sell accessory devices used in the treatment of cerebral vascular diseases, which currently do not account for a significant portion of our revenues. Geographically, our revenues are generally evenly split between customers in the Americas and Europe. Our products are shipped from our facilities in the United States and Switzerland to either hospitals or distributors. We invoice our customers upon shipment. In select hospitals, our products are held on consignment free of charge and remain on site, provided the hospital orders minimum monthly quantities of our products. In those cases, hospitals are invoiced upon receipt of notice of product use.
      We anticipate that our cost of goods sold will generally increase in absolute dollars during those quarters in which our sales increase or we incur additional manufacturing costs in anticipation of the commercial introduction of new products. Furthermore, we expect our gross margins may decrease in those quarters in which we initiate sales of a new product or product line, or enter new geographic territories.
      In August 2004, we introduced our Cerecyte microcoil product line incorporating a bioactive filament in our MicruSphere, HeliPaq and UltiPaq microcoils. Our product development efforts are primarily focused on expanding our current line of microcoils and broadening our accessory product offerings. We also intend to expand our direct sales force worldwide and enter the Japanese market.
      As we expect to continue to incur net losses for the foreseeable future as described below, we currently anticipate that the broadening of our product line, the worldwide expansion of our direct sales force and our entry into the Japanese market will be primarily funded with our currently available cash and the net proceeds from this offering.
      We introduced our first proprietary, three-dimensional microcoil in May 2000. Our revenues have grown from $8.3 million in fiscal 2003, to $24.0 million in fiscal 2005.
      Since inception, we have been unprofitable. We have incurred net losses of $4.2 million in fiscal 2003, $2.0 million in fiscal 2004 and $6.7 million in fiscal 2005. We expect to continue to incur net losses for the foreseeable future as we expand our manufacturing and sales activities and expand geographically. As of March 31, 2005, we had an accumulated deficit of $41.0 million.

      We anticipate signing a new lease agreement in 2005 for expanded facilities which will allow us to increase our manufacturing capacity. We believe this additional capacity will allow us to meet the anticipated demand for our products and improve manufacturing efficiencies.
Results of Operations
      The following table sets forth the results of our operations, expressed as percentages of revenues, for the years ended March 31, 2003, 2004 and 2005:

	Years Ended
	March 31,

	2003	2004	2005

	%	%	%
Consolidated Statement of Operations Data:
Revenues	100%	100%	100%
Cost of goods sold	44%	36%	33%

Gross profit	56%	64%	67%

Operating expenses:
Research and development	21%	19%	10%
Sales and marketing	53%	38%	36%
General and administrative	37%	22%	50%

Total operating expenses	111%	79%	96%

Loss from operations	(55)%	(15)%	(29)%
Interest and investment income	1%	1%	1%
Interest expense	0%	0%	0%
Other income, net	4%	1%	0%

Net loss	(50)%	(13)%	(28)%
Accretion of redeemable convertible preferred stock to redemption value	(6)%	(3)%	(2)%

Net loss attributable to common stockholders	(56)%	(16)%	(30)%

Fiscal Years Ended March 31, 2004 and 2005
Revenues
      Our revenues are derived primarily from sales of our microcoils and to a lesser extent sales of accessory devices used in the treatment of cerebral vascular diseases. Our revenues increased by $8.3 million or 53% from $15.7 million in fiscal 2004 to $24.0 million in fiscal 2005. This increase was primarily due to an increase in the number of microcoils shipped by us during this period. Factors driving this increase included growth in the overall market for embolic coils, an increase in our share of both the domestic and foreign markets in which we participate and the launch of our Cerecyte microcoil product line in August 2004. In addition, $0.7 million of our increase in revenues resulted from the decline in the U.S. dollar against the foreign currencies in which our international revenues are denominated.
Gross Profit
      Cost of goods sold consists of materials, direct labor, overhead costs associated with manufacturing, impairments of inventory and warranty expenses. Cost of goods sold increased by $2.3 million or 40% from $5.7 million in fiscal 2004 to $8.0 million in fiscal 2005. The increase in cost of goods sold during fiscal 2005 as compared to the prior year was primarily from increased personnel and manufacturing costs associated with increased sales of our products as well as increased costs attributable to a general increase in salaries, benefits and overhead costs resulting from capacity expansion, and higher costs associated with the ramp-up of manufacturing of our new Cerecyte microcoil product line. Cost of goods sold in fiscal 2004 included a $387,000 impairment of inventory in the first quarter of fiscal 2004 for anticipated obsolescence of platinum product due to a design optimization intended to improve deployment performance and a $255,000 impairment of excess inventory in the fourth quarter of fiscal 2004 reflecting an anticipated decrease in demand for our platinum product line in response to the introduction of our Cerecyte microcoil product line in the second quarter of fiscal 2005. Cost of goods sold in fiscal 2005 included a $279,000 impairment of inventory in the third quarter of fiscal 2005 for the cost of certain first generation Cerecyte microcoils replaced with a coil that has been designed to further enhance the handling and performance of the product and a $298,000 impairment of inventory in the fourth quarter of fiscal 2005 for microcoils in our consignment accounts and finished goods inventory which after review of historical turnover, future demand and market conditions for our product were determined to be excess inventories.
      Gross profit increased by $6.0 million from $10.0 million in fiscal 2004 to $16.0 million in fiscal 2005, primarily as a result of an increase in revenue and lower per unit production costs. Gross margin increased from 64% in fiscal 2004 to 67% in fiscal 2005. This increase was primarily due to higher gross margins we derived from sales of our Cerecyte microcoils, which commenced commercial sales in August 2004. We expect our gross margin to fluctuate in future periods based on the mix of our product sales.
Operating Expenses
      Research and Development. Research and development expenses consist primarily of costs associated with the design, development, and testing of new and existing products. Such costs are expensed as they are incurred and include salaries and related personnel costs, fees paid to outside consultants, and other direct and indirect costs related to research and product development. Research and development expenses decreased by $0.6 million or 19% from $2.9 million in fiscal 2004 to $2.3 million in fiscal 2005. The reduction was primarily due to higher spending of $322,000 in fiscal 2004 for animal studies and testing related to the development of our stent and microcatheter products, and an increase of $198,000 in supplies and raw materials costs related to the stent and microcatheter projects, and savings of $145,000 from reduced headcount in fiscal 2005. The decrease was partially offset by $104,000 of recruiting and relocation costs for our research and development staff and partially offset by a $190,000 increase in fees and related costs in connection with evaluating in-process technology. As a percentage of revenues, research and development expenses decreased from 19% in fiscal 2004 to 10% in fiscal 2005. We expect our research and development expenses to increase in absolute dollars in future periods as we as hire additional development personnel, continue work on product improvements, expand our existing product line and explore new product opportunities.
      Sales and Marketing. Sales and marketing expenses consist primarily of compensation costs of our direct sales force and marketing personnel, as well as overhead costs related to these activities. Also included are costs associated with promotional literature and videos, trade show participation, education and training of physicians, and the cost of providing product samples. Sales and marketing expenses increased by $2.8 million or 46% from $6.0 million in fiscal 2004 to $8.8 million in fiscal 2005. This increase was primarily attributable to higher sales commissions of $377,000 on increased sales in the United States and an increase of $949,000 associated with additional sales and marketing personnel in the United States and Europe and related higher travel costs of $446,000, as well as increased participation and sponsorship of domestic and international meetings to promote awareness of our product line. As a percentage of revenues, sales and marketing expenses decreased from 38% in fiscal 2004 to 36% in fiscal 2005 primarily due to the $8.3 million increase in product sales during such period, offset by the increased expenses described above. We anticipate that sales and marketing expenses will increase in absolute dollars in future periods as we continue to increase the size of our direct sales force, increase spending on additional sales and marketing programs and expand into additional geographic territories.
      General and Administrative. General and administrative expenses consist primarily of compensation and related costs for finance, human resources, facilities, information technology, insurance, and legal services, and fees for other professional services. Professional services are principally comprised of outside legal, audit and information technology consulting. General and administrative expenses increased by $8.4 million or 238% from $3.5 million in fiscal 2004 to $11.9 million in fiscal 2005. The increase was primarily attributable to (i) an increase of $1.6 million in legal fees related to an internal investigation of potential violations of the FCPA and intellectual property litigation in connection with the patent infringement suit filed by Boston Scientific; (ii) a monetary penalty of $450,000 to the DOJ pursuant to the agreement we entered into with the DOJ in February 2005; (iii) an increase of $1.1 million in audit fees related to the preparation for our initial public offering and for international tax restructuring and planning; (iv) a stock-based compensation charge relating to the former CEO of $3.0 million; (v) an increase of $1.2 million related to an increase in finance and administrative personnel costs (including $220,000 for our European operations) (vi) an increase of $110,000 in costs related to supporting our information technology infrastructure and (vii) termination costs of $100,000 related to the former CEO. As a percentage of revenues, general and administrative expenses increased from 22% in fiscal 2004 to 50% in fiscal 2005. As we incur additional expenses associated with being a public company and to the extent our business expands, we expect that general and administrative expenses will increase in absolute dollars in future periods.
Stock-based Compensation Charges
      Deferred compensation for stock options granted to employees has been determined as the difference between the exercise price and the fair value of our common stock on the date of grant. In connection with the grant of stock options to employees during the year ended March 31, 2004, we recorded deferred stock-based compensation of $1.1 million. We recorded these amounts as a component of stockholders’ equity and are amortizing the amount, on a straight-line basis, as a non-cash charge to cost of goods sold and operating expenses over the vesting period of the options.
      Options granted subsequent to March 31, 2004 were determined to be equal to the fair market value of our common stock on the date of grant.
      The resulting amortization expense of the deferred stock-based compensation for the grant of stock options to employees was $87,000 and $265,000 in the fiscal years 2004 and 2005, respectively. We anticipate we will record amortization of deferred compensation related to these employee stock option grants as follows:

Fiscal Year 2006	$231,000
Fiscal Year 2007	$231,000
Fiscal Year 2008	$168,000
      The compensation expense will be reduced in the period of forfeiture for any accrued but unvested compensation arising from early termination of an option holder’s services. The compensation expense will be reduced in the period of forfeiture for any accrued but unvested compensation arising from early termination of an option holder’s services. In addition to the amounts outlined above, beginning in the first quarter of our fiscal year 2007, we will record compensation expense for the fair value of stock options granted subsequent to our initial filing of our registration statement on Form S-1 in accordance with the provisions of SFAS No. 123R. (See “Recent Accounting Pronouncements.”)
      In March 2005, we entered into a settlement agreement with our former CEO relating to the termination of his employment in November 2004. The settlement agreement provides that in consideration for executing a release of all claims against the Company, the former CEO will be paid $100,000, payable in equal installments of $20,000 over a period of five fiscal quarters. In addition, all options held by the former CEO continued to vest through February 28, 2005 and all vested options at that date shall be exercisable through August 31, 2005. As a result of the continued vesting and the change in the exercise date of the options, in the quarter ended March 31, 2005 the Company recorded an expense of $3.0 million related to the intrinsic value of the approximately 325,322 affected options held by the CEO.
      In addition, stock options issued to non-employees, generally for consulting services related to patient studies or marketing analysis, are recorded at their fair value on the date of vesting in accordance with SFAS No. 123 and EITF No. 96-18 and recognized over the respective service or vesting period. In connection with stock options issued to non-employees, we recorded $467,000 and $189,000 of stock-based compensation expense in the fiscal years 2004 and 2005, respectively.

Other Income (Expense)
      Other income consists primarily of investment income, interest expense and foreign currency gains and losses. Total other income decreased from $461,000 in fiscal 2004 to $312,000 in fiscal 2005. This decrease was primarily due to lower foreign exchange gains of $164,000 resulting from differences in exchange rates between the time of the recording of the transaction and settlement of foreign currency denominated receivables and payables, partially offset by $24,000 of interest income as a result of higher average cash and investment balances in fiscal 2005 as compared to the prior year.
Income Taxes
      We have incurred net operating losses since inception and, as a result, we have paid no state or federal income taxes. As of March 31, 2005, we had approximately $28.8 million in federal net operating loss carryforwards, which begin to expire in 2012, that are available to reduce future taxable income. We also have approximately $18.5 million of state net operating loss carryforwards that begin to expire in 2005. We also have federal and state tax credit carryforwards of approximately $922,000 and $783,000, respectively. The federal tax credit carryforwards expire, if not used, beginning in 2012. The state credit carryforwards do not expire. The federal and state carryforwards are subject to annual utilization limitations due to certain of our equity transactions that have resulted in a change of ownership as defined in Section 382 of the Internal Revenue Code of 1986, as amended (Internal Revenue Code). Due to the uncertainty of our ability to generate sufficient taxable income to realize the carryforwards prior to their expiration, we have established valuation allowances at March 31, 2004 and 2005 to fully offset the deferred tax assets.
Accretion of Redeemable Convertible Preferred Stock to Redemption Value
      Our convertible preferred stock is redeemable at the request of the holder on or after the sixth anniversary of the original issuance date based upon the per share redemption value, plus dividends, if and when declared and accrued. This right will expire upon the automatic conversion of all of our preferred stock into common stock upon the closing of this offering. We are accreting the carrying value of the preferred stock to the mandatory redemption amount on the sixth anniversary using the effective interest method through periodic charges to additional paid-in capital. We recorded a non-cash charge of $0.5 million and $0.6 million for the accretion on our redeemable convertible preferred stock in the fiscal years 2004 and 2005, respectively.
Fiscal Years Ended March 31, 2003 and 2004

Revenues
      Our revenues increased by $7.4 million or 89% from $8.3 million in fiscal 2003 to $15.7 million in fiscal 2004. This increase was due primarily to increased sales of our products. Factors driving this increase included growth in the overall market for embolic coils, an increase in our share of both the domestic and foreign markets in which we participate, and growth in the number of interventionalists using our microcoils. In addition, $0.9 million of our increase in revenues resulted from the decline in the U.S. dollar against foreign currencies in which our international revenues are denominated.
Gross Profit
      Cost of goods sold increased by $2.1 million or 58% from $3.6 million in fiscal 2003 to $5.7 million fiscal 2004. This increase resulted primarily from an increase in personnel and manufacturing costs associated with increased sales of our products as well as a $387,000 impairment of platinum product inventory for anticipated obsolescence in the first quarter of fiscal 2004 due to a design optimization which improved deployment performance and a $255,000 impairment of excess inventory in the fourth quarter of fiscal 2004 reflecting an anticipated decrease in demand for our platinum product line in response to the introduction of our Cerecyte microcoil product line in the second quarter of fiscal 2005.

      Gross profit increased by $5.3 million from $4.7 million in fiscal 2003 to $10.0 million in fiscal 2004, primarily as a result of an increase in revenue and lower per unit production costs. Gross margin increased from 56% in fiscal 2003 to 64% in fiscal 2004. This increase was primarily due to better absorption of manufacturing overhead costs associated with increased production volumes, improved purchasing efficiencies for supplies and materials, better manufacturing yields of our microcoils, and improvement in labor and manufacturing efficiencies, partially offset by the above referenced total inventory impairments of $642,000.
Operating Expenses
      Research and Development. Research and development expenses increased by approximately $1.1 million or 66% from $1.8 million in fiscal 2003 to $2.9 million in fiscal 2004. This increase was due to $367,000 in increased costs related to animal studies and testing, $115,000 in increased costs related to increased headcount and higher spending related to validation and verification of newly developed products and $418,000 primarily related to the development of new microcatheter and guidewire products and development of our Cerecyte product line. As a percentage of revenues, research and development expenses decreased from 21% in fiscal 2003 to 19% in fiscal 2004 primarily due to the increase in revenues in fiscal 2004, partially offset by the increased expenses described above.
      Sales and Marketing. Sales and marketing expenses increased by $1.6 million or 38% from $4.4 million in fiscal 2003 to $6.0 million in fiscal 2004. This increase was primarily attributable to higher sales commissions of $468,000 on increased sales and costs of $471,000 associated with the addition of personnel to our sales force. As a percentage of revenues, sales and marketing expenses decreased from 53% in fiscal 2003 to 38% in fiscal 2004 primarily due to the increase in revenues during fiscal 2004, partially offset by the increased expenses described above.
      General and Administrative. General and administrative expenses increased by $0.4 million or 14% from $3.1 million in fiscal 2003 to $3.5 million in fiscal 2004. This increase was primarily attributable to $126,000 in expenses related to hiring additional finance and administrative personnel and $120,000 of additional audit and legal fees in preparation for our initial public offering. As a percentage of revenues, general and administrative expenses decreased from 37% in fiscal 2003 to 22% in fiscal 2004 primarily due to the increase in revenues in fiscal 2004 partially offset by increased expenses described above.
Stock-based Compensation Charges
      In connection with the grant of stock options to employees, we recorded deferred stock-based compensation of $1.1 million in fiscal 2004. The resulting amortization expense of the deferred stock-based compensation for the grant of stock options to employees was $87,000 in fiscal 2004. While we granted stock options to employees in fiscal 2003, we did not record stock-based compensation related to these stock options as there was no difference between the exercise price and the fair value of our common stock on the date of grant. In connection with stock options issued to non-employees, we recorded $48,000 and $467,000 of stock-based compensation expense in fiscal 2003 and 2004, respectively.
Other Income
      Total other income increased from $371,000 in fiscal 2003 to $461,000 in fiscal 2004. This was primarily attributable to higher foreign exchange gains related to a loan made to Micrus SA and higher cash balances and interest and investment income earned on those balances net of currency losses resulting from differences in exchange rates between the time of sale and collection of cash.
Accretion of Redeemable Convertible Preferred Stock to Redemption Value
      We recorded a non-cash charge of $476,000 and $530,000 in fiscal 2003 and 2004, respectively, for the accretion on our redeemable convertible preferred stock.

Quarterly Results of Operations
      The following table presents our operating results for each of the eight quarters in the period from April 1, 2003 through March 31, 2005. The information for each of these quarters is unaudited and has been prepared on the same basis as our audited consolidated financial statements appearing elsewhere in this prospectus. In the opinion of our management, all necessary adjustments, consisting only of normal recurring adjustments, have been included to present fairly the unaudited quarterly results when read in conjunction with our audited consolidated financial statements and the related notes appearing elsewhere in this prospectus.

	Quarter Ended

	Jun 30,	Sep 30,	Dec 31,	Mar 31,	Jun 30,	Sep 30,	Dec 31,	Mar 31,
	2003	2003	2003	2004	2004	2004	2004	2005

	(in thousands)
Revenues	$3,396	$3,504	$3,743	$5,057	$5,131	$5,833	$5,659 (1)	$7,389 (1)
Cost of goods sold	1,411	1,247	1,289	1,778	1,676	1,998	1,948	2,381

Gross profit	1,985	2,257	2,454	3,279	3,455	3,835	3,711	5,008
Total operating expenses	2,553	2,717	3,336	3,844	3,857	4,725	5,963	8,480

Loss from operations	(568)	(460)	(882)	(565)	(402)	(890)	(2,252)	(3,472)
Net loss	$(490)	$(393)	$(584)	$(547)	$(456)	$(766)	$(1,777)	$(3,705)

(1)	Our revenues for the quarter ended December 31, 2004 reflected sales of our Cerecyte coils that launched in the previous quarter. Our revenues declined in the quarter ended December 31, 2004 because we did not recognize $508,000 in revenues from sales of first generation Cerecyte microcoils delivered in the quarter that we replaced in the quarter ended March 31, 2005 with a microcoil that had been designed to further enhance the handling and performance of the product. Cerecyte microcoil sales were recognized in the quarter ended March 31, 2005 as the microcoils were replaced. Our product cost of goods sold was correspondingly reduced by $123,000 in the quarter ended December 31, 2004 and was recorded in the quarter ended March 31, 2005. We also recorded an impairment of inventory of $279,000 for the cost of the first generation microcoils in the quarter ended December 31, 2004. The increase in sales during the quarter ended March 31, 2005 was positively impacted by the recognition of $508,000 in revenues from the sales of second generation Cerecyte microcoils delivered as a replacement during the quarter ended March 31, 2005.
      Our revenues have generally increased on a quarterly basis during the periods presented, reflecting the addition of new products to our product line and an overall increase in product sales. Our revenues increased significantly during the quarter ended March 31, 2004 due to increased sales to new distributors and in the quarter ended September 30, 2004 because of the launch of our Cerecyte microcoil line of products.
      Gross margins generally increased during the three quarters ended December 31, 2004 primarily due to better absorption of manufacturing overhead costs associated with increased production volumes, improved purchasing efficiencies for supplies and materials, better manufacturing yields of our microcoils, and improvements in labor and manufacturing efficiency. During the quarter ended March 31, 2004, gross margins were lower than the previous quarter, reflecting an impairment of inventory for anticipated decrease in demand for our platinum microcoil product line as well as higher costs associated with the ramp up of manufacturing of our Cerecyte microcoil product line. During the quarters ended September 30, 2004, December 31, 2004 and March 31, 2005 gross margins increased primarily because of the launch of our Cerecyte microcoil product line and its commensurately higher margins.
      During the quarters ended September 30, 2004, December 31, 2004 and March 31, 2005, total operating expenses increased significantly due to the inclusion of litigation and nonrecurring expenses in the periods related to (i) legal fees for the internal investigation of potential violations of the FCPA and a monetary penalty paid to the DOJ; (ii) legal fees for the intellectual property litigation in connection with the patent infringement suit filed by Boston Scientific; (iii) audit fees for the preparation of our initial public offering and tax consulting fees for international tax restructuring and planning; (v) a stock-based compensation charge and termination costs related to the former CEO.
      The following table sets forth certain of our results of operations, expressed as percentage of revenues, for each of the eight quarters in the period from April 1, 2003 through March 31, 2005:

	Jun 30,	Sep 30,	Dec 31,	Mar 31,	Jun 30,	Sep 30,	Dec 31,	Mar 31,
	2003	2003	2003	2004	2004	2004	2004	2005

Revenues	100%	100%	100%	100%	100%	100%	100%	100%
Cost of goods sold	42%	36%	34%	35%	33%	34%	34%	32%

Gross profit	58%	64%	66%	65%	67%	66%	66%	68%
Total operating expenses	75%	77%	90%	76%	75%	81%	106%	115%

Loss from operations	(17)%	(13)%	(24)%	(11)%	(8)%	(15)%	(40)%	(47)%
Net loss	(14)%	(11)%	(16)%	(11)%	(9)%	(13)%	(31)%	(50)%

Liquidity and Capital Resources
      Since our inception we have funded our operations primarily through issuances of convertible preferred stock and related warrants, which provided us with aggregate gross proceeds of $61.7 million.
      As of March 31, 2005, we had cash, cash equivalents and marketable securities of $18.0 million, compared to $11.0 million at March 31, 2004. We believe our existing cash, cash equivalents and marketable securities and cash provided by operating activities, together with the net proceeds from this offering, will be sufficient to meet our anticipated working capital and capital expenditure needs for at least the next 12 months without borrowing under our line of credit described below.
      Net cash used in operating activities was $3.4 million during fiscal 2005. During fiscal 2004, cash used in operating activities was $0.7 million as compared to $5.4 million of cash used during fiscal 2003. Cash used in operating activities has historically resulted from operating losses and net increases in accounts receivable and inventories resulting from the growth of our business.
      Net cash provided by investing activities was $2.5 million during fiscal 2005, primarily related to the proceeds from sales of marketable securities. During fiscal 2004, cash used in investing activities was $5.0 million as compared to $1.9 million used during fiscal 2003, primarily related to the purchase of marketable securities with a portion of the proceeds from the sale of preferred stock. Additionally, we purchased capital equipment of $612,000, $329,000 and $366,000 during fiscal 2005, 2004 and 2003, respectively.
      Net cash provided by financing activities was $11.3 million during fiscal 2005, primarily consisting of net proceeds from the issuance of Series E preferred stock and warrants of $11.9 million and proceeds of $238,000 from the exercise of stock options and preferred stock warrants partially offset by the expenditure of $0.8 million incurred in preparation for this offering. During fiscal 2004, net cash provided by financing activities was $10.0 million as compared to $3.5 million provided during fiscal 2003 resulting from the sale of preferred stock.
      In October 2004, we entered into a revolving line of credit agreement with maximum principal draw-downs of $1.5 million. Interest accrues at prime or the 1, 2 or 3 month LIBOR rate, plus 2.75% and is payable monthly with principal due at the maturity date of September 30, 2005. The line of credit is collateralized by substantially all of our assets, excluding intellectual property and the amount that we can borrow under the line of credit is limited to a maximum of 80% of eligible accounts receivable, as defined in the agreement. As of March 31, 2005, we were in compliance with all of the financial covenants contained in the credit agreement. As of March 31, 2005, there were no borrowings outstanding under our line of credit.
      In February and March 2005, we issued and sold 1,343,260 shares of Series E preferred stock at $9.00 per share for approximately $12.1 million in total proceeds. In addition, we issued each purchaser of Series E preferred stock warrants to purchase common stock that are exercisable only if this offering closes after

December 31, 2005 or if the initial price to the public of the common stock sold in this offering is less than $13.50 per share. If this offering does not close prior to December 31, 2005 these warrants become exercisable into 671,614 shares of common stock at $9.00 per share. If the initial price to the public of this offering is at a price per share less than $13.50, these warrants become exercisable at $0.000225 into an additional number of shares of common stock equal to 1,343,260 multiplied by the quotient of (i) $13.50 less such initial price to the public; divided by (ii) such initial price to the public. For example, at an assumed initial public offering price of $13.00 per share (the midpoint of the estimated price range shown on the cover of this prospectus), these warrants become exercisable into 51,665 shares of common stock at $0.000225 per share.
      To the extent that funds generated by this public offering, together with existing cash and marketable securities and cash from operations, are insufficient to fund our future activities, we may need to raise additional funds through public or private equity or debt financing. Although we are currently not a party to any agreement or letter of intent with respect to potential investments in, or acquisitions of, complementary businesses, services or technologies, we may enter into these types of arrangements in the future, which could also require us to seek additional equity or debt financing. Additional funds may not be available on terms favorable to us or at all.
Critical Accounting Policies and Estimates
      We prepare our consolidated financial statements in accordance with accounting principles generally accepted in the United States (GAAP). In doing so, we have to make estimates and assumptions that affect our reported amounts of assets, liabilities, revenues and expenses, as well as related disclosure of contingent assets and liabilities. In many cases, we could reasonably have used different accounting policies and estimates. In some cases, changes in the accounting estimates are reasonably likely to occur from period to period. Accordingly, actual results could differ materially from our estimates. To the extent that there are material differences between these estimates and actual results, our financial condition or results of operations will be affected. We base our estimates on past experience and other assumptions that we believe are reasonable under the circumstances, and we evaluate these estimates on an ongoing basis. We refer to accounting estimates of this type as critical accounting policies and estimates, which we discuss below. Our management has reviewed our critical accounting policies and estimates with our accounting advisors, audit committee and board of directors.
      Although our significant policies are more fully described in Note 1 to our Consolidated Financial Statements appearing at the end of this prospectus, we believe the following accounting policies to be critical to the judgment and estimates used in the preparation of our consolidated financial statements.
Revenue Recognition and Product Warranty
      We generate revenues from the sale of our microcoil product line and related equipment and accessories. Revenues are generated from sales to hospitals and third-party distributors.
      Revenues are recognized when evidence of an arrangement exists, delivery to the customer has occurred, the selling price is fixed or determinable and collectability is reasonably assured. Revenues are recognized generally upon shipment, after the receipt of a replenishment or purchase order.
      The evidence of an arrangement generally consists of a contract or a purchase order approved by the customer. For existing customers, the evidence of an arrangement may consist of a verbal phone order in situations in which normal business practices do not require a purchase order.
      Delivery to the customer occurs when the customer takes title to the product. Generally title passes upon shipment, but may occur when the product is received by the customer based on the terms of the agreement with the customer.
      The selling price for all sales are fixed and agreed with the customer prior to shipment and are generally based on established list prices.

      We perform credit checks on new customers and periodic credit checks on existing customers. Accordingly, collectability is generally assured prior to shipment. In the event a sale is made to a customer for which collectability is not reasonably assured, we either require prepayment of the order or revenue is deferred and recognized upon collection. We maintain a reserve for amounts which may not be collectible. As of March 31, 2005 our accounts receivable reserve was $230,000.
      Sales made to our South American distributors are made according to the same contractual terms as sales made to other customers. However, we have historically experienced longer delays in receiving payments and a higher level of write-offs relating to our South American distributors and have been unable to conclude that collectability is reasonably assured at the time that the customer takes title to the inventory on sales to this class of customers. Accordingly, for this class of customers, we recognize revenues when cash is collected. Revenues recognized from these customers are $707,000, $854,000, and $757,000 for the years ended March 31, 2003, 2004, and 2005, respectively. The cost of goods sold is deferred as a component of finished goods inventory and recognized at the time the related sale is recognized. Deferred inventory costs are $435,000, $498,000, and $372,000 at March 31, 2003, 2004, and 2005, respectively.
      We maintain inventory at various hospital locations under the custody of hospital personnel for use in emergency procedures. We have in the past experienced problems managing appropriate consigned inventory levels and as a result we recorded an impairment of inventory anticipated obsolescence and an impairment of excess inventory in fiscal 2004. In response to these problems, we hired a product logistical manager in August 2004 who is responsible for maintaining and providing accountability over our consigned inventory locations. In addition, we have retained an independent product audit firm to conduct quarterly usage reviews and inventory counts of our inventory at each consignment location. We recognize revenues on sales to these customers when the revenue criteria have been met, which occurs when the hospital customer informs us that product has been removed from inventory and used in a procedure.
      Once a sale has occurred, we provide our customers with limited warranty privileges. To date, product returns under warranty have been insignificant.
      Allowance for Doubtful Accounts. In estimating the collectibility of our accounts receivable, we analyze historical bad debts, customer concentrations, customer credit-worthiness, current economic trends, and changes in customer payment terms. We record allowances in the period when the net revenues are recognized based on anticipated future events. If there are unanticipated future events, this allowance may need to be adjusted.
      Excess and Obsolete Inventory. We calculate an inventory reserve for estimated obsolescence or excess inventory based upon historical turnover and assumptions about future demand for our products and market conditions. Our products have a two-year shelf life, with the exception of our Cerecyte microcoils, which have a one-year shelf life. Our products are subject to demand fluctuations based on the availability and demand for alternative products. Our inventory, which consists primarily of microcoils and microcatheters, is at risk of obsolescence following the introduction and development of new or enhanced products. The inventory reserve at March 31, 2005 was $951,000, which included a $629,000 impairment of inventory for our microcoils in our consignment accounts and finished goods inventory which after review of historical turnover, future demand and market conditions for our product were determined to be excess inventories, a $163,000 impairment of inventory for anticipated obsolescence of certain platinum product due to a design optimization intended to improve deployment performance, and replacement costs related to first generation Cerecyte products not yet returned from our consignment accounts of $25,000. Our estimates and assumptions for excess and obsolete inventory are reviewed and updated on a quarterly basis. The estimates we use for demand are also used for near-term capacity planning and inventory purchasing and are consistent with our revenue forecasts. Future product introductions and related inventories may require additional reserves based upon changes in market demand or introduction of competing technologies. Increases in the reserve for excess and obsolete inventory result in a corresponding expense to cost of goods sold.
      Accounting for Income Taxes. Significant management judgment is required in determining our provision for income taxes, our deferred tax assets and liabilities and any valuation allowance recorded against our net deferred tax assets. We have recorded a full valuation allowance on our net deferred tax assets as of March 31, 2004 and 2005, respectively, due to uncertainties related to our ability to utilize our deferred tax assets in the foreseeable future. These deferred tax assets primarily consist of certain net operating loss carry forwards and research and development tax credits.
      Stock-based Compensation. We have granted to our employees options to purchase our common stock at exercise prices equal to the fair value of the underlying common stock, as determined by our board of directors on the date of grant. In the preparation of our consolidated financial statements the Company has performed retrospective valuations of the Company’s common stock. Management, in making these determinations, considered a variety of quantitative and qualitative factors including (i) the fair market value of the stock of comparable publicly-traded companies; (ii) the net present value of our projected earnings as an ongoing concern; (iii) third party transactions involving our preferred stock; (iv) liquidation preferences of our preferred stock and the likelihood of conversion of the preferred stock; (v) the status and timing of our efforts to complete this offering; (vi) changes in the Company’s business operations, financial condition and results of operations over time, including cash balances and the rate of our use of cash; (vii) the status of new product development; (viii) our estimate of the range of the share prices at which our common stock would be offered to the public in this offering and (ix) general financial market conditions. The value of our common stock declined from July 2004 to February 2005 as a result of certain factors, include the following: (i) our litigation with Boston Scientific, (ii) our internal investigation relating to potential violations of the FCPA; and (iii) the significant changes in our executive management team. In subsequent periods and prior to the effective date of this offering, the fair value of the common stock will be made by management based on the anticipated offering price and/or periodic third-party valuations. We anticipate that nearly all stock options granted in the future will have no difference between the exercise price and the deemed value of the underlying shares because the vast majority of stock options will have an exercise price determined by the trading price in the market on the date of grant. Deferred compensation, net of forfeitures recorded from stock option grants through March 31, 2005 totaled $982,000.
      These valuations are inherently highly uncertain and subjective. If we had made different assumptions, our deferred stock-based compensation amount, our stock-based compensation expense, our net loss and net loss per share could have been significantly different.
      Under generally accepted accounting principles, companies are permitted to use an alternative method of valuing stock options which is based on the fair value of the stock option on the date of grant. This method generally results in the recording of a greater expense related to stock options. Recent changes to the accounting rules require all companies to use a fair value method to record compensation expense related to stock options. We are required to adopt this change in the first quarter of 2007.
      As of March 31, 2005, the intrinsic value of outstanding employee stock options, based on an assumed offering price of $13.00 per share (the midpoint of the estimated price range shown on the cover page of this prospectus) was as follows:

Vested	$7,794,816

Unvested	$7,270,279

      Series E Financing. The value of the warrant liability issued in connection with the Series E preferred stock financing closed by us in February and March of 2005 (the “Series E Financing”) is adjusted to the estimated fair value of the warrant, which is determined at the end of each reporting period using a valuation model which takes into consideration a variety of assumptions. The primary assumption in this model is the value of the shares of our common stock issuable upon exercise of the warrants in the event the IPO price is less than $13.50. Changes in the value of the warrant are reflected as non-operating expense or income in our consolidated statement of operations. Changes in the assumptions used to estimate the value could cause the recorded liability of the warrants to change. Such changes may be material.
      We recorded a beneficial conversion feature related to the Series E Financing based on the difference between the proceeds allocated to the Series E preferred stock and the estimated conversion value of the underlying common stock. The beneficial conversion feature is recorded as an increase to additional paid-in-

capital and a decrease to the preferred stock. This amount will be amortized over the period to redemption date of the preferred stock and reduce net income available to common stockholders in determining earnings per share.
Contractual Obligations
      We have obligations under non-cancelable operating leases with various expiration dates through 2008. As of March 31, 2005, the future minimum lease payments under these leases were as follows:

	Payments Due by Period

		Less than	1 - 3		Beyond
	Total	1 year	years	4 years	4 years

Contractual obligations:
Non-cancelable operating lease obligations	$1,257	$466	$784	$7	$—
Quantitative and Qualitative Disclosures Regarding Market Risk
      Foreign Currency Market Risks. Historically, we have been exposed to risks from fluctuations in currency exchange rates due to intercompany loans made to Micrus SA, our Swiss subsidiary, in 2001 in connection with its incorporation. These loans are denominated in Swiss francs and will fluctuate in value against the U.S. dollar, causing us to recognize foreign exchange gains and losses. In fiscal 2005, approximately 33% of our revenue was denominated in currencies other than the U.S. dollar. The functional currency of our Swiss subsidiary is the Swiss franc. In Europe, our revenue is denominated in Swiss francs, euros, the pound sterling and other currencies. Accordingly, we are exposed to market risk related to changes between the Swiss franc and these other currencies. If the Swiss franc appreciates against the currencies in which our receivables are denominated, we will recognize foreign currency losses. For the preparation of our consolidated financial statements, the financial results of our Swiss subsidiary are translated into U.S. dollars based on average exchange rates during the applicable period. A hypothetical 10% decline in the value of the Swiss franc versus the U.S. dollar would cause us to recognize a loss of $169,000 related to our loan with Micrus SA and a $38,000 decrease in our comprehensive loss from our investment in Micrus SA. A hypothetical 10% decline in the value of the euro or pound sterling versus the Swiss franc would cause us to recognize a loss of $182,000 or $60,000, respectively, based on our foreign denominated receivables as of March 31, 2005.
      In future periods, we believe a greater portion of our revenues could be denominated in currencies other than the U.S. dollar, thereby increasing our exposure to exchange rate gains and losses on non-U.S. currency transactions. We do not currently enter into forward exchange contracts to hedge exposure denominated in foreign currencies or any other derivative financial instruments for trading or speculative purposes. In the future, if we believe our currency exposure merits, we may consider entering into transactions to help mitigate that risk.
      Interest Rate Market Risk. Our cash is invested in bank deposits and money market funds denominated in U.S. dollars. The carrying value of these cash equivalents approximates fair market value. Our investments in marketable securities are subject to interest rate risk, which is the risk that our financial condition and results of operation could be adversely affected due to movements in interest rates.
Recent Accounting Pronouncements and Changes to Internal Controls
Recent pronouncements
      In November 2004, the Financial Accounting Standards Board (FASB) issued SFAS No. 151, Inventory Costs, an amendment of ARB No. 43, Chapter 4. SFAS No. 151 clarifies the accounting for abnormal amounts of idle facility expense, freight, handling costs and wasted material. SFAS No. 151 is effective for inventory costs incurred during fiscal years beginning in the second quarter of fiscal 2006. We do not believe the adoption of SFAS No. 151 will have a material effect on our consolidated financial position, results of operations or cash flows.
      In December 2004, the FASB issued SFAS No. 123R, Share-Based Payment, which replaced SFAS No. 123 and superseded APB 25. SFAS No. 123R addresses the accounting for share-based payment transactions in which a company receives employee services in exchange for either equity instruments of the company or liabilities that are based on the fair value of the Company’s equity instruments or that may be settled by the issuance of such equity instruments. Under SFAS No. 123R, companies will no longer be able to account for share-based compensation transactions using the intrinsic method in accordance with APB 25 but will be required to account for such transactions using a fair-value method and recognize the expense in the consolidated statement of earnings. SFAS No. 123R is effective beginning in the first quarter of fiscal 2007. We have not yet determined which fair-value method and transitional provision we will follow. The pro forma impact on our financial statements of applying the Black-Scholes option valuation method of accounting for stock options is disclosed in the Stock- based Compensation section in the financial statements and related notes.
Changes to Internal Controls
      In a letter dated January 27, 2004, Deloitte & Touche LLP (Deloitte), our former independent registered public accounting firm, reported to our board of directors certain deficiencies in the design or operation of our internal control that, in Deloitte’s judgment could adversely affect our ability to record, process, summarize and report financial data consistent with the assertions of management in the financial statements. Such deficiencies primarily related to (i) our lack of segregation of duties in our finance department and (ii) our failure to complete a proper analysis of activity (rollforward) in our equity accounts or account for equity transactions on a timely basis. In March 2004, our board of directors dismissed Deloitte as our independent registered public accounting firm and engaged PricewaterhouseCoopers LLP as our independent registered public accounting firm. During the period from Deloitte’s original engagement by us in April 2003 through the date of their dismissal in March 2004, we had no disagreements with Deloitte on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedures, which disagreements, if not resolved to Deloitte’s satisfaction, would have caused them to make reference to the subject matter of the disagreement in connection with their report on our financial statements.
      Also, as discussed in Note 1 to our consolidated financial statements, we have restated our financial results for the fiscal year ended March 31, 2004 to correct the accounting for our mandatorily redeemable convertible preferred stock. As a result of this error, we have determined that our internal control over financial reporting was not effective as of March 31, 2004.
      In response to the internal control matters identified above, we expanded our finance group by adding a Chief Financial Officer, a Director of Finance, a European Controller, and a European Staff Accountant and we undertook a complete analysis and review of accounting procedural activities in order to implement additional segregation of duties where appropriate. In addition, we instituted internal processes to track, value and account for options and warrants issued to non-employees, track options issued to employees, quantify the exercise of stock options, track and record issuance costs of new stock offerings, and we instituted the process of preparing a consolidated equity rollforward on a quarterly basis. These measures were designed to correct the matters identified in the Deloitte letter and the internal control deficiency that caused the fiscal year ended March 31, 2004 restatement. In fiscal 2006, we plan to add to our finance group in order to meet the additional demands created by the Company’s recent growth and public listing, and we plan to outsource the administration of each of the Company’s equity incentive and stock option plans.

BUSINESS
      We develop, manufacture and market both implantable and disposable medical devices used in the treatment of cerebral vascular diseases associated with stroke and other disease states. Our products are used by interventional neuroradiologists and neurosurgeons primarily to treat cerebral aneurysms responsible for hemorrhagic stroke, a significant cause of death in the United States.
      Our product line consists of an endovascular system that enables a physician to gain access to the brain in a minimally invasive manner through the vessels of the circulatory system. We believe our products provide a safe and reliable alternative to more invasive neurosurgical procedures for treating aneurysms. Our proprietary three-dimensional, embolic coils are unique in that they automatically deploy within an aneurysm, forming a scaffold that conforms to a wide diversity of aneurysm shapes and sizes. In addition, our newly introduced Cerecyte microcoil product line incorporates a bioactive filament into our microcoils. We supply accessory devices and products used in conjunction with our microcoils to treat cerebral aneurysms, including microcatheters to deliver our microcoils.
      We introduced our first microcoil in May 2000. We market our products through a direct sales force in the United States, Canada, Germany, Austria, France and Switzerland and through a network of specialty distributors covering the major markets in the rest of Europe, Latin America, Asia and the Middle East. Sales to our distributor in the United Kingdom, Neurologic (UK) Limited, accounted for approximately 14% of our revenues in fiscal 2005. Sales to no other single distributor or customer accounted for more than 10% of our revenues in fiscal 2005.
      We have offices in Sunnyvale, California and Montagny-pres-Yverdon, Switzerland and we were incorporated under the laws of the state of Delaware in 1996.
Industry Overview
      Stroke is a condition resulting from a sudden disruption of blood flow to the brain. If deprived of the oxygen normally carried by the blood, the brain tissue soon becomes injured, often resulting in irreversible neurological impairment or death. According to the American Heart Association, hemorrhagic stroke is a significant cause of death in the United States. Patients who survive a stroke are often left with disabilities, including paralysis, coma, impaired cognition, decreased coordination, loss of visual acuity, loss of speech, loss of sensation or some combination of these conditions. A significant need for effective prevention of stroke exists because of the severity of the disorder, its prevalence in society, the shortcomings of current therapies and the high cost of treatment and care.
      One cause of strokes is rupture of cerebral aneurysms. Cerebral aneurysms are balloon like structures that develop at weak points in the arterial wall, often at points where the artery branches. These abnormal structures frequently grow, with the aneurysm wall becoming progressively weaker as it increases in size. In some cases, the patient will experience symptoms such as headache, blurred vision or dizziness as the aneurysm grows, but in many cases patients will have no symptoms. The most devastating complication of a cerebral aneurysm occurs when the aneurysm ruptures, decreasing blood flow to brain tissue and leading to increased pressure on the brain. Rupture of a cerebral aneurysm typically occurs suddenly and without warning, often leading to catastrophic brain injury or death.
      Historically, patients diagnosed with a cerebral aneurysm underwent a craniotomy and aneurysmal clipping, a highly-invasive surgical procedure in which a neurosurgeon creates an opening in the skull, dissects or retracts brain tissue to gain access to the aneurysm, and places a metal clip at the base of the aneurysm to stop further blood flow into the aneurysm, halting its growth and preventing future rupture. This procedure is typically performed by a neurosurgeon at a specialized hospital or medical center. Aneurysmal clipping requires a lengthy recovery time, and has the significant expense, morbidity and complication risks associated with a major neurosurgical procedure.
      In the 1990s interventional neuroradiologists and to a lesser extent neurosurgeons, who collectively are referred to in the industry as “interventionalists”, started using an alternative procedure to clipping, known as embolic coiling, to treat cerebral aneurysms. Rather than reaching the aneurysm by opening the skull and moving aside the brain tissue, access to the aneurysm in an embolic coiling procedure is obtained through a catheterization procedure in which the physician inserts a catheter into the femoral artery of the upper leg and threads it under fluoroscopy through the blood vessels to the brain and ultimately into the opening of the aneurysm. The interventionalist then uses an assortment of guidewires and catheters to fill the aneurysm with embolic coils. Embolic coils are small metal coils that range in size from 2 mm to 20 mm and once released into the aneurysm assume complex shapes filling the aneurysm. The coils decrease or stop blood flow into the aneurysm, enabling formation of a clot and scar tissue which prevent further growth or rupture of the aneurysm. Since the mid-1990s, embolic coiling has become a more widely accepted treatment for cerebral aneurysms because it is a less invasive procedure that results in lower overall treatment cost, shorter recovery times, and less traumatic effect on the patient.
      In 2002, The Lancet, a leading medical journal, published the results of the International Subarachnoid Aneurysm Trial, an independent, randomized clinical trial involving 2,143 patients in Europe, North America and Australia that compared aneurysm clipping with embolic coiling as a method of treating cerebral aneurysms. Known as ISAT, this trial concluded, based on a survey of patients one year after the trial, that among the patients participating in the trial, endovascular intervention with detachable platinum coils resulted in a 22.6% relative reduction in the risk of major brain injury or death compared with neurosurgical clipping of the aneurysm. ISAT was halted early after it was demonstrated that the morbidity and mortality risks were statistically higher for the patients participating in the trial who were treated using the clipping procedure. Given its comparable treatment results with a less invasive procedure, we believe experts are increasingly recognizing endovascular intervention with detachable platinum coils as a viable alternative for the treatment of intracranial aneurysms.
Market Opportunity
      Industry sources estimate that 30,000 patients are diagnosed with ruptured cerebral aneurysms each year in the United States. Embolic coiling is currently being used to treat approximately 30% of patients diagnosed with cerebral aneurysms in the United States. Industry sources also indicate that a significant percentage of patients diagnosed with cerebral aneurysms in European countries are treated using embolic coiling procedures and we believe that embolic coiling procedures can be used to treat a similar percentage of patients with cerebral aneurysms in the United States as awareness grows among patients and physicians of the advantages of embolic coiling.
      In a report published in 2002, Frost & Sullivan projected that the compound annual growth rate in the number of embolic coiling procedures in the U.S. would be 17% for the period from 2001 to 2008. We believe that the growth in the number of embolic coiling procedures since 2002 has been largely due to the ISAT study. We believe that additional drivers of the growth in the market for embolic coiling products include the overall trend towards less invasive procedures, an increased number of interventionalists trained to perform embolic coiling procedures, and the aging population in whom aneurysms occur with greater frequency.
      The key challenges of embolic coiling procedures are the following:

•	Framing and Filling the Aneurysm. In order to effectively treat an aneurysm, the interventionalist must fill the aneurysm with a sufficient volume of coils to disrupt blood flow and occlude the aneurysm. Aneurysms vary in shape and size and, consequently, interventionalists seek an embolic coiling solution that enables coils to conform to the aneurysm’s shape without requiring extensive manipulation of the coil by the interventionalist. Coils that frame, or conform to, the aneurysm wall reduce the risk of rupture and facilitate the retention of additional coils in the aneurysm.

•	Coverage of the Neck of the Aneurysm. It is important to effectively cover the neck of the aneurysm to help reduce recanalization and ensure a better clinical outcome. Embolic coils that deploy in a random manner are less likely to adequately cover the neck of the aneurysm.

•	Deployment. Once embolic coils are placed in the aneurysm, the interventionalist must be able to quickly and reliably deploy the coils from the device positioning unit within the microcatheter.

Unreliable detachment mechanisms can lead to inadvertent movement of the embolic coil out of optimal position as the interventionalist withdraws the positioning unit only to discover that the coil is still attached. Further, increased time for deployment increases procedure time and its attendant risks.

•	Recanalization. Industry sources estimate that recanalization, or the continued or renewed growth of the aneurysm, occurs in approximately 20% of aneurysms treated with embolic coiling. Experts believe that recanalization occurs due to incomplete filling of the aneurysm or disruption of the blood clot that fills the aneurysm following an embolic coiling procedure. Studies have shown that the recanalization rate is higher for patients treated with embolic coiling procedures compared to aneurysm clipping. Therefore, embolic coiling solutions that decrease recanalization rates are highly desirable.

•	Risk of Rupture. Embolic coiling solutions that enhance safety and limit the risk of rupture or re-rupture in treatment of aneurysms are also essential. Successful framing and filling of the aneurysm requires precise placement of the embolic coil. Interventionalists seek embolic coiling solutions that minimize stress on the aneurysm wall in the course of placing or repositioning the coil in order to reduce the risk of rupture.

•	Procedure Complexity. As embolic coiling becomes more widely adopted beyond the academic medical centers that pioneered its use, embolic coiling systems that can deliver in the hands of physicians with less experience in these procedures are becoming increasingly important.

The Micrus Solution
      We are focused on a broad range of cerebral vascular treatments and have developed a proprietary embolic coiling solution that is designed to effectively treat cerebral aneurysms. In addition, we have designed and introduced a line of microcoils that incorporate bioactive materials designed to enhance aneurysm healing.
      Our solution has the following key features:
      Self-Deploying Anatomically Conforming Coils. Our proprietary spherical MicruSphere microcoils deploy into a three-dimensional configuration that assumes an aneurysm’s shape upon deployment and are designed to provide uniform framing of the aneurysm. We believe the conforming three-dimensional basket-like shape of our MicruSphere microcoils facilitates coverage of the neck of the aneurysm, which we believe is crucial to effectively treat the aneurysm and reduce the risk of recanalization. Our self-deploying microcoils require very little manipulation for effective placement, thereby reducing the need for microcoil manipulation and attendant stress on the aneurysm wall.
      Enhanced Coverage of the Neck of the Aneurysm. Our microcoils are designed to facilitate coverage of the neck of the aneurysm in two ways. First, the three dimensional configuration of our spherical MicruSphere microcoil provides the framework to stabilize the neck of the aneurysm. Second, our UltiPaq finishing coils are soft and flexible, permitting coverage across the neck of the aneurysm. We believe effective neck coverage reduces the rate of recanalization.
      Deployment Technology. Our proprietary electronic microcoil deployment system employs a resistive heating fiber deployment mechanism that enables a consistent five second deployment cycle, allowing interventionalists to quickly and reliably deploy the microcoil. Our electronic microcoil deployment system has been designed so that microcoil deployment time remains consistent regardless of the number of coils used in the procedure. We believe that our electronic microcoil deployment system enables interventionalists to more rapidly deploy microcoils and generally reduce procedure time.
      Broad Array of Microcoil Product Offerings. We market a broad array of microcoils that includes a line of platinum microcoils, stretch resistant microcoils and Cerecyte, our microcoil product line which incorporates a PGA filament that are designed to enable interventionalists to treat a wide variety of cerebral aneurysms. We are also developing a line of microcoils incorporating growth factors which we believe may enhance aneurysm healing.

Micrus Strategy
      Our objective is to leverage our proprietary technology to develop, market and commercialize innovative and minimally invasive medical devices to treat patients suffering from cerebral vascular illnesses. The key elements of our strategy to achieve this objective include:
      Expand Market Share. We intend to leverage the advantages of our solution to expand our market share by offering a safer, more effective and less technically demanding embolic coiling system to interventionalists. We believe the benefits of our technology will enable us to deepen our penetration of existing accounts as well as convert hospitals and medical centers currently using competing systems.
      Continue to Focus On Bioactive Cerebral Vascular Products. Our research and development efforts are focused on developing a next generation line of bioactive products which we believe may enhance healing and reduce the risk of recanalization. Cerecyte, our line of bioactive microcoils that we commercially introduced in August 2004, incorporates a polyglycolic acid (PGA) filament that we believe may promote faster aneurysm healing and is the first of a series of our products designed to deliver substances to the aneurysm which may promote healing. We are also developing a next generation of microcoils using synthetic growth factors, which we believe may further enhance aneurysm closure and healing. These growth factors bind to specific receptors on cell surfaces and initiate a biochemical reaction designed to result in cell proliferation and wound healing.
      Expand Product Offering. We plan to expand our current product offerings to provide a more complete cerebral vascular solution. We intend to continue to expand our microcoil product offering and develop a full line of neurological microcatheters and guidewires focused on the neurological space that can be utilized with our microcoils. We are also designing a line of stents that are intended to be small and flexible to support embolic coiling procedures in large neck and irregularly shaped aneurysms.
      Expand Direct Sales Worldwide. We currently sell our products in the United States and Canada through a direct sales force. In Europe we have a direct sales force as well as distributor relationships. Our direct sales force includes clinical specialists that train interventionalists in the use of our products. We plan to increase our sales force in the United States and in Europe to deepen our penetration within existing accounts and convert potential customers currently using alternative systems.
      Enter Japanese Market. In a report published in 2000, First Union Securities estimated that Japan represented 28% of the global interventional neuroradiology device market and cited the high incidence of stroke in the Japanese population and the cross training in neurointerventional procedures most Japanese neurosurgeons receive as two factors that accelerated market development in Japan. We believe that Japan represents a significant potential market for our products and we expect to launch sales in Japan utilizing an established neurointerventional distribution network in 2005. We expect applicable governmental approval of our Micrus MicroCoil Delivery System in 2005 and we plan to launch a physician education and marketing campaign in August 2005.
      License or Acquire Complementary Products and Technologies. In addition to growing our business through internal product development efforts, we intend to license or acquire technologies and products so we can provide solutions for treatment of a variety of cerebral vascular conditions. By acquiring complementary products, we believe we can leverage our expertise in bringing new products to the market and address a broader range of physician and patient needs.
      Leverage our Microfabrication Expertise. We have substantial design, manufacturing and applications engineering expertise in the development of small vessel access and delivery systems and intend to continue to leverage this expertise to develop new products. We have developed proprietary techniques and processes to design and manufacture our microcoils and intend to use this expertise to develop next generation bioactive coils as well as microcatheters, guidewires and stents.

Products
      We develop and manufacture a full line of proprietary platinum microcoils as well as a detachment control box and accessory devices and products used in conjunction with our microcoils. In August 2004, we introduced our proprietary Cerecyte microcoil product line incorporating a bioactive PGA filament within our MicruSphere, HeliPaq and UltiPaq platinum microcoils. The following table shows our principal products and indicates significant applications for these products. Most of our products are intended for single use and are either disposed of or, in the case of microcoils, remain in the patient after the procedure. All of our products set forth in the following table have received 510(k) clearance from the FDA.

Product
Product Line	Sizes	Description

MicruSphere Microcoil	2-18 mm diameter	Three-dimensional framing microcoil; stabilizes the aneurysm

HeliPaq & HeliPaq SR Microcoil	HeliPaq: 2-20 mm diameter and HeliPaq SR:2-10 mm diameter	Filling microcoil; occludes aneurysm following framing

InterPaq Microcoil (J Coils)	4 and 6 mm diameter	Filling microcoil; occludes aneurysm following framing

Product
Product Line	Sizes	Description

UltiPaq Microcoil	2-4 mm in diameter	Finishing microcoil; soft, stretch resistant, pliable microcoil designed to complete filling of the aneurysm

Cerecyte Microcoil	2-10 mm diameter; available in helical and spherical shapes	Consists of our current line of microcoils — MicruSphere, HeliPaq SR and UltiPaq — with the inclusion of a central filament, comprised of PGA, a bioactive material

Device Control Box And Connecting Cable		Electronic control that activates our proprietary microcoil deployment mechanism

Product
Product Line	Sizes	Description

Microcatheter	Microcatheter 14	Device used to deliver microcoils to aneurysm opening

          Micrus Microcoil Delivery System
      Our microcoil delivery system consists of four main components, which are sold and provided individually:

•	Micrus Microcoil System: a single use sterile product which includes a deployable embolic microcoil attached to a device positioning unit;

•	Micrus Connecting Cable: a single use sterile product which carries the necessary electrical current from the power supply to allow deployment of the microcoil from the device positioning unit;

•	Micrus Device Control Box: a reusable non-sterile product, which is battery powered and provides the electrical energy to achieve microcoil deployment at the clinician’s command; and

•	Micrus Microcatheter 14: a device that is used to deliver microcoils to the aneurysm opening.
          Microcoils
      Endovascular treatment of cerebral aneurysms utilizes three different types of microcoils fabricated from platinum alloy wire: framing, filling and finishing microcoils. Spherical shaped MicruSphere microcoils are the initial microcoils deployed within the aneurysm to frame and conform to an aneurysm’s unique shape. Next, our HeliPaq, HeliPaq SR and InterPaq microcoils are used to fill the aneurysm. Our UltiPaq finishing microcoils are then used to further fill and close the neck of the aneurysm.
          Framing Microcoils
      MicruSphere microcoils are the first microcoils used by the interventionalist to frame the aneurysm. The MicruSphere microcoil folds automatically into a spherical three-dimensional shape that conforms to the shape of the aneurysm. This conforming shape reduces the need for the clinician to manipulate and reposition the coil multiple times, shortens procedure time, and reduces the potential for complications. Additional microcoils may then be placed within the first microcoil in smaller sizes in an approach known as the “Russian doll technique,” sequentially filling the aneurysm. We manufacture our MicruSphere microcoils in sizes ranging from 2 to 18 mm in diameter.
          Filling Microcoils
      HeliPaq, HeliPaq SR and InterPaq are our proprietary filling microcoils used to fill intermediate sized gaps remaining in the aneurysm after placement of one or more of our MicruSphere microcoils. Both the HeliPaq and the HeliPaq SR automatically form a helical shape upon deployment, which allows filling of complex gaps in the aneurysm. The HeliPaq SR employs a stretch-resistant system designed to prevent the microcoil from stretching in an unwanted manner while being positioned in the aneurysm. InterPaq microcoils are filling coils used in larger size aneurysms requiring a greater volume of coil mass in order to be adequately filled. We manufacture HeliPaq microcoils in sizes ranging from 2 to 20 mm in diameter, HeliPaq SR microcoils in sizes ranging from 2 to 10 mm in diameter and InterPaq microcoils in sizes ranging from 4 to 6 mm in diameter.
          Finishing Microcoils
      Our UltiPaq microcoil is an extra-soft, stretch-resistant finishing coil, used to fill any remaining gaps in the aneurysm after placement of one or more MicruSphere, HeliPaq or InterPaq microcoils. We manufacture our UltiPaq microcoils in sizes ranging from 2 to 4 mm in diameter.
          Cerecyte Microcoils
      Cerecyte is our new proprietary microcoil product line that incorporates a filament comprised of polyglycolic acid (PGA) into most of our current line of microcoils — MicruSphere, HeliPaq SR and UltiPaq. We believe, based on animal studies we conducted, that the PGA filament appears to stimulate a tissue response, potentially accelerating the healing of the aneurysm. Because the PGA filament runs through the center of our microcoils, our Cerecyte microcoils possess the same handling characteristics as our standard platinum microcoils.
      We are currently planning to initiate two post-market clearance studies in order to collect human clinical data for the purpose of demonstrating accelerated healing by our Cerecyte microcoil product line. Our Cerecyte Microcoil Trial is a randomized trial which will directly compare Micrus Cerecyte bioactive coils to Micrus bare platinum coils for the treatment of intracranial aneurysms. This trial is planned to include up to twenty multinational enrolling centers and will enroll 250 patients in each study arm. Our planned Cerecyte Registry is planned to be a non-randomized United States multi-center registry designed to document the clinical and angiographic outcomes of intracranial aneurysms treated with our bioactive Cerecyte microcoils. We plan to enroll 250 patients in our Cerecyte Registry and plan to assess patient outcomes one year after treatment.
          Microcoil Delivery System and Deployment Mechanism
      Our microcoil delivery system is comprised of a device positioning unit (DPU), a connecting cable and a deployment control box. Our DPU is a flexible catheter to which a Micrus microcoil is attached. The DPU allows transport of the microcoil through the vasculature to the brain and final positioning within the aneurysm. The DPU also incorporates a polyethylene fiber at its tip, which attaches the microcoil to the catheter, and a wire, which allows electrical current to travel from the control box to the polyethylene fiber. Our connecting cables allow attachment of the DPU to our control box. Deployment of the microcoil occurs as the interventionalist activates an electrical current and heats the wire at the tip of the DPU, shearing the polyethylene fiber from the DPU. Our deployment mechanism results in deployment of the microcoil from the device position unit generally within five seconds.
          Microcatheter and Guidewire Products
      Our Concourse microcatheter has been designed to provide the interventionalist with the ability to navigate the tortuous vasculature of the brain. The Teflon liner on the interior portion of the microcatheter and the hydrophilic coating on the exterior portion enable a high level of pushability, torquability and overall tracking.
          Products Under Development
      Our product development efforts are focused on designing a next generation of products for the interventional neurology field, developing a line of neuro guidewires and expanding our current line of microcoils and microcatheters. We currently are working to develop 10 and 18 size microcatheters and 14 size guidewires, which we expect to launch in fiscal year 2006. We are developing a second generation of bioactive microcoils that use growth factors, naturally occurring substances that stimulate cells involved in wound healing, to further improve the treatment of aneurysms.
      We are further developing a cerebral stent for use in the endovascular treatment of aneurysms. Aneurysms with large neck openings pose particular challenges to treatment with embolic coils, due to the possibility of the coil dislodging into the bloodstream. This stent is being designed to produce a scaffold covering the opening of wide-neck aneurysms that holds embolic coils in place within the aneurysm, providing the interventionalist the opportunity to endovascularly treat conditions which would previously have required open surgical treatment.
          Products of our Competitors
      We compete primarily with the Target Therapeutics division of Boston Scientific Corporation, the Cordis division of Johnson & Johnson, ev3/Micro Therapeutics and MicroVention. Target Therapeutics and Cordis offer broad product lines consisting of embolic coils, microcatheters, guidewires and stents. The benefit of a broad product line is that an interventionalist can perform all aspects of a neurovascular procedure with the products of one company. Our product line currently consists of embolic coils and microcatheters.
      Target Therapeutics, Cordis and ev3/Micro Therapeutics currently market 10, 14 and 18 size microcatheters. A full range of microcatheter sizes gives an interventionalist more flexibility while using the products of a single company.
      Cordis and ev3/Micro Therapeutics currently market liquid embolic systems which provide interventionalists with an alternate method of filling cerebral aneurysms. MicroVention markets a HydroCoil® which is an embolic coil that swells in the presence of body fluids to provide greater volumetric occlusion to an aneurysm.
Sales and Marketing
      We market our products to interventional neuroradiologists and neurosurgeons who generally practice at centers located in major metropolitan areas. There are currently approximately 300 interventionalists in the United States who perform embolic coiling procedures. We believe less than one third of these physicians perform a preponderance of the total number of embolic coiling procedures performed in the U.S. per year.
      We have developed relationships with a number of these interventionalists who perform a large number of cerebral vascular procedures. In fiscal 2005, a substantial portion of our product sales were to approximately 80 hospitals in the United States. In order to encourage the continued adoption of our products, we believe that we need to continue to build and maintain relationships with these interventionalists. We believe these relationships are enhanced by the presence of a direct sales organization. Sales of embolic coiling products involve a long term relationship between the sales representative and interventionalist where the sales representative must initially be present for product demonstrations and to monitor procedures. We recruit our sales representatives based on their experience with minimally invasive devices, their reputation with interventionalists, and prior success in the medical device industry. We provide periodic sales and product training to our employees and distributors and continually monitor their performance. We also market our products at various industry trade shows and conferences.
      In the United States and Canada we market our products through our direct sales force to interventionalists, who greatly influence the buying decision of the ultimate purchaser, the hospitals. Our direct sales force in the United States and Canada consists of one national sales manager and eleven sales representatives. We also employ a clinical specialist, who trains interventionalists in the use of our products. To date we have focused our efforts on higher volume interventional centers. We plan to significantly increase our direct sales force in the United States and Canada in the future.
      In Europe we rely on both a direct sales force and distribution network. This direct sales force, consisting of six representatives, primarily calls on interventionalists in Austria, Switzerland, Germany and France. We also employ a clinical specialist in Europe. We plan to expand our direct sales force in Europe substantially over the next few years. We have entered into arrangements with distributors in the United

Kingdom, Italy, Spain and other European countries, as well as portions of the Middle East and Asia. These distribution arrangements provide us with distributors who are experienced in the interventional device markets and have relationships with leading interventionalists and institutions in those countries. Our standard distribution agreement generally (i) provides our distributors with an exclusive right to distribute our products in a certain territory, (ii) restricts them from selling products that are competitive to our products for the limited duration of our agreement with them, (iii) obligates them to obtain the necessary authorizations, licenses and approvals to import, market and distribute our products within the applicable territory, and (iv) obligates them to promote and distribute our products within the applicable territory.
      In a report published in 2000, First Union Securities estimated that Japan represented 28% of the global interventional neuroradiology device market. We believe that Japan represents a significant potential market for our products and we plan to launch sales in Japan utilizing an established neurointerventional distribution network in 2005. The long regulatory review process and well established competitors in the market, however, are two major challenges we must overcome in order to effectively enter the Japanese market. Please see “Risk Factors — Our sales in international markets subject us to foreign currency exchange and other risks and costs which could harm our business”.
      Information on our revenues from sales to unaffiliated customers and long-lived assets is included in Note 12 of Notes to Consolidated Financial Statements.
Research and Development
      The goal of our research and development program is to design, develop and produce new products that improve interventionalists’ ability to access and treat cerebral vascular diseases. Our immediate efforts are directed at product enhancements and development of new microcoil and related products. We are also evaluating the incorporation of synthetic growth factors into our current microcoils. Growth factors are naturally occurring substances that stimulate cells involved in wound healing which may further improve the treatment of aneurysms.
      We are further developing a cerebral stent for use in the endovascular treatment of aneurysms. Aneurysms with large neck openings pose particular challenges to treatment with embolic coils, due to the possibility of the coil dislodging into the blood stream. This stent is being designed to produce a scaffold covering the opening of wide-neck aneurysms that holds embolic coils in place within the aneurysm, providing the interventionalist the opportunity to treat endovascularly procedures which would previously have required open surgical treatment.
      As of March 31, 2005, we had 8 full-time employees engaged in research and development activities. Research and development expenses for the fiscal years ended March 31, 2003, March 31, 2004 and March 31, 2005 were $1.8 million, $2.9 million and $2.4 million, respectively. We plan on increasing our research and development expenditures in future periods.
Physician Advisors
      We rely extensively on our physician advisors to advise on our research and development efforts and to provide feedback on the clinical use of our products. Our advisors includes experts in interventional neuroradiology and cerebral vascular diseases. We regularly consult with our physician advisors regarding our research and development efforts, preclinical trials and clinical trials.
      The physicians who currently serve as our advisors are:
      L. Nelson Hopkins, M.D., Professor and Chair, Department of Neurosurgery/ Professor, Department of Radiology, State University of New York, Buffalo, member of the Micrus Board of Directors.
      Joseph Horton, M.D., Professor and Chief, Interventional Neuroradiology, Department of Radiology, University of Alabama at Birmingham, Micrus co-founder.
      Andrew Molyneux, M.D., Medical Advisor, Frenchay Hospital, North Bristol NHS Trust, United Kingdom.

      Sean Pakbaz, M.D., Kaiser Permanente, Sacramento, California.
      Charles Prestigiacomo, M.D., Assistant Professor, Department of Neurological Surgery and Radiology, Neurological Institute of New Jersey, New Jersey Medical School, Newark, New Jersey.
      Some of our physician advisors have been granted options to purchase shares of our common stock and/or receive a consulting honorarium. All of our physician advisors are reimbursed for reasonable expenses. In addition our medical advisors receive compensation for clinical studies they conduct for us. All of our medical advisors are employed by employers other than us and may have commitments to or have consulting arrangements with other companies, including our competitors, that may limit their availability to consult with us. Although these advisors may contribute significantly to our affairs, we generally do not expect them to devote more than a small portion of their time to us.
Manufacturing
      We manufacture our proprietary microcoils and microcatheters in a clean room and assemble, inspect, test and package all components into finished products. Our manufacturing facility is located in our headquarters in Sunnyvale, California. As of March 31, 2005, we had approximately 76 employees in manufacturing, quality control, engineering and shipping and receiving.
      We have substantial design, manufacturing and applications engineering expertise in the development of small vessel access and delivery systems and intend to continue to leverage this expertise to develop new products. By designing and manufacturing most of the components of our products, we have been able to maintain greater control of quality and manufacturing process changes. Our microcoils are very small in size, ranging from 2 mm to 20 mm in diameter and are manufactured using microfabrication techniques. We have developed proprietary manufacturing technologies and processes in the areas of platinum memory shaping, metal fabrication and microcatheter and stent fabrication.
      Trained product personnel assemble and test each of our components and products in a controlled clean room. At various assembly stages each lot of product undergoes thorough testing to ensure compliance with applicable regulations, including ISO9001 standards in the United States and EN46001 certification in Europe. These standards specify the requirements necessary for a quality management system to consistently provide product that meets or exceeds customer requirements and to include processes for continual improvement of the system and that are required in order to obtain a CE Marking to sell medical devices within the European Union. Our quality assurance group verifies that product fabrication and inspection process steps meet our stringent quality specifications and applicable regulatory requirements. Upon successful completion of these steps, the products are sterilized, packaged and prepared for shipment. We typically ship products as orders are received and have no material backlog.
      We have implemented quality control systems as part of our manufacturing processes, which we believe are in substantial compliance with U.S. Good Manufacturing Practices (GMP) or Quality System Regulations (QSR) requirements. We have also been inspected by the California Department of Health Services on behalf of the State of California and under contract with the United States Food and Drug Administration (FDA), and are registered with the State of California to manufacture our products. We believe we are in compliance with FDA GMP for medical devices and have been inspected biennially by the FDA. The most recent of such inspections occurred in December 2002. However, we can not assure you that we will remain in compliance with GMP and our failure to do so could have a material adverse effect on our business, operating results and financial condition.
      We purchase the raw materials required for production from various qualified outside vendors. In addition, the deployment control box is manufactured by an outside supplier. We rely on single sources for some of our critical components, including the deployment control box, the platinum used to manufacture the microcoils and certain custom hypodermic tubing material. In addition, we have a sole source subcontract arrangement for sterilization services. We believe we have alternative sources for most of the components purchased from single sources currently and generally maintain adequate supply of products to avoid production interruptions. Where we do not have a qualified second source vendor for a product component and depending on the exact component, we believe it would take us from two days to a month to either manufacture the product component ourselves or have a readily available new supply of the product component. Any unanticipated interruption in the supply of these components and services could have a material adverse effect on us.
      We anticipate signing a new lease agreement in 2005 which will allow us to increase the capacity of our manufacturing facility. We believe this additional capacity will allow us to meet the anticipated demand for our products and improve manufacturing efficiencies.
Patents and Proprietary Rights
      Our success depends in part on our ability to obtain and maintain proprietary protection for our products, technology and know-how, to operate without infringing on the proprietary rights of others and to prevent others from infringing our proprietary rights. Our policy is to seek protection of our proprietary position by filing U.S. and foreign patent applications to protect technology, inventions and improvements that are important to our business. We also rely on trade secrets, know-how and continuing technological innovation to develop and maintain our proprietary position. As of March 31, 2005, we were the assignee of 42 issued U.S. patents and 11 issued foreign patents. In addition, we have 25 U.S. and 59 foreign patent applications pending covering various aspects of our products and technology. Our issued patents expire between 2014 and 2021.
      The issued patents relate, among other things, to subject matter in the following areas:

•	vasoocclusive microcoils and devices and methods for manufacturing such coils and devices;

•	microcoil deployment systems;

•	bioactive microcoils;

•	intracranial vascular stents;

•	catheters for neurovascular intervention;

•	embolic clot retrieval devices; and

•	bioactive material placement systems and methods.
      In addition to developing our own technology, we have obtained licenses to certain patents and other intellectual property, including for materials used as coating on our guidewires and for certain type of coils. These licenses grant us the right to use the licensed patents to make, use and sell products that contain the licensed technology. We pay for these licenses through a combination of fixed payments and royalties on sales of covered products. Each of these licenses continues until expiration of the licensed patents. Payments under these license arrangements currently do not account for a material portion of our expenses.
      Although we work aggressively to protect our technology, there is no assurance that any patents will be issued from current pending patent applications or from future patent applications. We also cannot assure you that the scope of any patent protection will exclude competitors or provide competitive advantages to us, that any of our patents will be held valid if subsequently challenged, or others will not claim rights in or ownership of our patents and proprietary rights. Furthermore, there can be no assurance that others have not developed or will develop similar products, duplicate any of our products or design around our patents.
      The medical device industry has been characterized by extensive litigation regarding patents and other intellectual property rights, and many companies in the industry have employed intellectual property litigation to gain a competitive advantage. In September 2004, Boston Scientific Corporation and Target Therapeutics, Inc., a division of Boston Scientific Corporation, (collectively, “Boston Scientific Corporation”) filed a patent infringement suit against us, as described in greater detail in the section below entitled “Legal Proceedings.” We may in the future be subject to further litigation from other companies in our industry. The defense and prosecution of patent suits, U.S. Patent and Trademark Office interference proceedings and related administrative proceedings can be costly and time consuming. An adverse determination in our litigation with

Boston Scientific Corporation or in any other litigation or administrative proceedings with any other third party could subject us to significant liabilities or require us to seek licenses. There is no assurance that any such licenses will be available on satisfactory terms, if at all. Adverse determinations in a judicial or administrative proceeding or failure to obtain necessary licenses could prevent us from manufacturing and selling our products, which would have a material adverse effect on our business, operating results and financial condition.
      In addition to patents, we rely on trademark, trade secret and other intellectual property laws, nondisclosure agreements and other measures to protect our intellectual property rights. We believe that in order to have a competitive advantage, we must develop and maintain the proprietary aspects of our technologies. We require our employees, consultants and advisors to execute confidentiality agreements in connection with their employment, consulting or advisory relationships with us. We also require our employees, consultants and advisors who we expect to work on our products to agree to disclose and assign to us all inventions conceived while working for us, using our property or which relate to our business. Despite any measures taken to protect our intellectual property, unauthorized parties may attempt to copy aspects of our products or to obtain and use information that we regard as proprietary.
Competition
      The market for medical devices used in the treatment of cerebral vascular diseases is intensely competitive, subject to rapid change and significantly affected by new product introductions and other market activities of industry participants.
      We compete primarily with the Target Therapeutics division of Boston Scientific Corporation, the market leader, as well as the Cordis division of Johnson & Johnson, ev3/Micro Therapeutics and MicroVention. Target Therapeutics and Cordis are divisions of publicly traded companies, and enjoy several competitive advantages over us, including: greater financial and personnel resources; significantly greater name recognition; established relationships with interventionalists; established distribution networks; greater resources for product research and development; greater experience in, and resources for, launching, marketing, distributing and selling products; and more broad based and deeper product lines.
      We believe the principal competitive factors in the market for medical devices used in the treatment of cerebral vascular diseases include:

•	improved patient outcomes as a result of physician use of the device;

•	access to and acceptance by leading physicians;

•	depth of product line;

•	product quality and reliability;

•	ease of use for physicians;

•	sales and marketing capability; and

•	brand recognition and reputation.
      There can be no assurance that these or potential competitors will not succeed in developing technologies and products that are more effective than those developed by us or that would render our products obsolete or noncompetitive. Additionally, there can be no assurance that we will be able to effectively compete with such competitors in the manufacturing, marketing and sale of our products. At any time, other companies may develop alternative treatments, products or procedures for the treatment of cerebral aneurysms that compete directly or indirectly with our products. If alternative treatments prove to be superior to our products, adoption of our products could be negatively affected and our future revenues could suffer.
      Our ability to develop safe, effective and reliable products in a timely manner is key to our competitive position. Consequently, our success will depend on how quickly we are able to respond to medical and technological changes through the development, clinical evaluation and commercialization of new products.

Product development involves a high degree of risk and there can be no assurance that our research and development efforts will result in commercially successful products.
Government Regulation
United States
      The research, development, manufacture, labeling, distribution and marketing of our products are subject to extensive regulation by the FDA and other regulatory bodies. Our current products are regulated by the FDA as medical devices and we are required to obtain review and clearance or approval from the FDA prior to commercializing our devices.

FDA’s Premarket Clearance and Approval Requirements
      Unless an exemption applies, each medical device we wish to commercially distribute in the United States will require either prior 510(k) clearance or prior premarket approval (PMA) from the FDA. The FDA classifies medical devices into one of three classes. Class I devices are subject to only general controls (e.g. establishment registration and device listing, labeling, medical devices reporting (MDR), and prohibitions against adulteration and misbranding). Class II medical devices require prior 510(k) clearance before they may be commercially marketed. The FDA will clear marketing of a medical device through the 510(k) process if it is demonstrated that the new product has the same intended use, is substantially equivalent to another legally marketed device, including a 510(k)-cleared product, and otherwise meets the FDA’s requirements. Class II devices are also subject to general controls and may be subject to established standards and other special controls. Devices deemed by the FDA to pose a great risk, such as life-sustaining, life-supporting or implantable devices, or devices deemed not substantially equivalent to a legally marketed device are placed in Class III, most of which require premarket approval. Both premarket clearance and premarket approval applications are subject to the payment of user fees, paid at the time of submission for FDA review. For our microcoil products we have obtained multiple 510(k) clearances, despite their Class III regulatory categorization. The clearances that we have received are consistent with the FDA’s practices since the 1998 recommendation of the Neurological Devices Panel to reclassify neurovascular embolization devices from Class III to Class II special controls. The FDA officially reclassified neurovascular embolization devices as Class II medical devices effective January 28, 2005.
     510(k) Clearance Pathway
      To obtain 510(k) clearance, we must submit a premarket notification demonstrating that the proposed device is substantially equivalent to a previously cleared 510(k) device or a device that was in commercial distribution before May 28, 1976 for which the FDA has not yet called for the submission of premarket approval applications. The FDA’s 510(k) clearance pathway usually takes from three to twelve months from the date the application is submitted, but it can take significantly longer.
      After a device receives 510(k) clearance, any modification that could significantly affect its safety or effectiveness, or that would constitute a significant change in its intended use, will require a new 510(k) clearance or could require premarket approval. The FDA requires each manufacturer to make this determination initially, but the FDA can review any such decision and can disagree with a manufacturer’s determination. If the FDA disagrees with a manufacturer’s determination, the FDA can require the manufacturer to cease marketing and/or recall the modified device until 510(k) clearance or premarket approval is obtained. If the FDA requires us to seek 510(k) clearance or premarket approval for any modifications to a previously cleared product, we may be required to cease marketing or recall the modified device until we obtain this clearance or approval. Also, in these circumstances, we may be subject to significant regulatory fines or penalties.
     Premarket Approval Pathway
      A PMA application must be submitted if the device cannot be cleared through the 510(k) process. A PMA application must be supported by extensive data including, but not limited to, technical, preclinical, clinical trials, manufacturing and labeling to demonstrate to the FDA’s satisfaction the safety and effectiveness of the device for its intended use.
      After a PMA application is complete, the FDA begins an in-depth review of the submitted information, which generally takes between one and three years, but may take significantly longer. During this review period, the FDA may request additional information or clarification of information already provided. Also during the review period, an advisory panel of experts from outside the FDA may be convened to review and evaluate the application and provide recommendations to the FDA as to the approvability of the device. In addition, the FDA will conduct a preapproval inspection of the manufacturing facility to ensure compliance with quality system regulations. New PMA applications or PMA supplements are required for significant modifications to the manufacturing process, labeling or design of an approved device. PMA supplements often require submission of the same type of information as a PMA application, except that the supplement is limited to information needed to support any changes from the device covered by the original PMA application, and may not require as extensive clinical data or the convening of an advisory panel.
     Pervasive and Continuing FDA Regulation
      After a device is placed on the market, numerous regulatory requirements apply. These include:

•	quality system regulation (QSR), which requires manufacturers to follow design, testing, control, documentation and other quality assurance procedures during the manufacturing process (otherwise known as Good Manufacturing Practices or GMPs);

•	labeling regulations, which prohibit the promotion of products for unapproved or “off-label” uses and impose other restrictions on labeling; and

•	medical device reporting regulations, which require that manufacturers report to the FDA if their device may have caused or contributed to a death or serious injury or malfunctioned in a way that would likely cause or contribute to a death or serious injury if it were to recur.
      Failure to comply with applicable regulatory requirements can result in enforcement action by the FDA, which may include any of the following sanctions:

•	fines, injunctions, and civil penalties;

•	recall or seizure of our products;

•	operating restrictions, partial suspension or total shutdown of production;

•	refusing our request for 510(k) clearance or premarket approval of new products;

•	withdrawing 510(k) clearance or premarket approvals that are already granted; and

•	criminal prosecution.
      We are also subject to unannounced inspections by the FDA and the Food and Drug Branch of the California Department of Health Services, and these inspections may include the manufacturing facilities of our subcontractors.
International
      International sales of medical devices are subject to foreign government regulations, which vary substantially from country to country. The time required to obtain approval by a foreign country may be longer or shorter than that required for FDA approval, and the requirements may differ.
      The primary regulatory environment in Europe is that of the European Union, which consists of countries encompassing most of the major countries in Europe. The European Union has adopted numerous directives and standards regulating the design, manufacture, clinical trials, labeling, and adverse event reporting for medical devices. Devices that comply with the requirements of a relevant directive will be entitled to bear CE conformity marking, indicating that the device conforms with the essential requirements of the applicable directives and, accordingly, can be commercially distributed throughout Europe. The method of assessing conformity varies depending on the class of the product, but normally involves a combination of self-assessment by the manufacturer and a third-party assessment by a “Notified Body.” This third-party assessment may consist of an audit of the manufacturer’s quality system and specific testing of the manufacturer’s product. An assessment by a Notified Body in one country within the European Union is required in order for a manufacturer to commercially distribute the product throughout the European Union.
      In Japan, medical devices must be approved prior to importation and commercial sale by the Ministry of Health, Labor and Welfare (MHLW). Manufacturers of medical devices outside of Japan must utilize a contractually bound In-Country Caretaker (ICC) to submit an application for device approval to the MHLW. The MHLW evaluates each device for safety and efficacy. As part of its approval process, the MHLW may require that the product be tested in Japanese laboratories. The approval process for products such as our existing microcoil products is typically 13-14 months. Other medical devices may require a longer review period for approval. Once approved, the manufacturer may import the device into Japan for sale by the manufacturer’s contractually bound importer or distributor.
      After a device is approved for importation and commercial sale in Japan, the MHLW continues to monitor sales of approved products for compliance with labeling regulations, which prohibit promotion of devices for unapproved uses and reporting regulations, which require reporting of product malfunctions, including serious injury or death caused by any approved device. Failure to comply with applicable regulatory requirements can result in enforcement action by the MHLW, which may include fines, injunctions, and civil penalties, recall or seizure of our products, operating restrictions, partial suspension or total shutdown of sales in Japan, or criminal prosecution.
      We have entered into a contractual arrangement with an ICC in Japan which has submitted an application with the MHLW for approval of our microcoil delivery system and expect to receive approval from the MHLW in 2005. We will be required to submit applications with respect to all new products and product enhancements for review and approval by the MHLW, including our Cerecyte microcoil product line and Concourse Microcatheter product for which applications have not been filed by our ICC. Our contract with ADMIS, our ICC in Japan, has a multi-year term and is renewable for additional multi-year terms upon mutual agreement of the parties. We are obligated to pay ADMIS an annual fee in quarterly installments as consideration for ADMIS’ services. We are also obligated to reimburse ADMIS on a project by project basis for expenses incurred with respect to projects or tasks such as regulatory documentation preparation, clinical trial work, post-market monitoring and adverse event reporting. Our contract with ADMIS will terminate once we have approval of our microcoil delivery system from MHLW.
      In addition to MHLW oversight, the regulation of medical devices in Japan is also governed by the Japanese Pharmaceutical Affairs Law (PAL). PAL was substantially revised in July 2002, and the new provisions were implemented in stages through April 2005. Revised provisions of the approval and licensing system of medical devices in Japan, which constitutes the core of import regulations, came into effect on April 1, 2005. The revised law changes class categorizations of medical devices in relation to risk, introduces a third party certification system, strengthens safety countermeasures for biologically derived products, and reinforces safety countermeasures at the time of resale or rental. The revised law also abolishes the ICC system and replaces it with the “primary distributor” system. Under the PAL in effect prior to April 1, 2005, manufacturers of medical devices outside of Japan were required to utilize an ICC to obtain on their behalf approval of each product by the MHLW prior to the sale or distribution of their products in Japan. Under the revised PAL, manufacturers outside of Japan must now appoint a “primary distributor” located in Japan that holds a primary distributor license for medical devices to provide primary distribution services, including conducting quality assurance and safety control tasks, for each product at the time an application for the approval of each such product is submitted to the MHLW. As an interim measure, an ICC licensed under the PAL in effect prior to April 1, 2005 will be deemed as the primary distributor under the revised PAL if that ICC had an license to import and distribute the relevant medical devices which was applied for and obtained under the old PAL. We are unable at this time to determine the impact of such changes on our approved products, products for which we have already applied for approval in Japan or future products. We do not anticipate that these changes will have a material impact on our existing level of third-party reimbursement for sales of our products in Japan.
Third-Party Reimbursement
      We believe that substantially all of the procedures conducted in the U.S. with our products have been reimbursed to date and that substantially all commercial procedures in Europe have been reimbursed. We believe that the procedures performed using our products are generally already reimbursable under government programs and most private plans. Accordingly, we believe providers in the U.S. will generally not be required to obtain new billing authorizations or codes in order to be compensated for performing medically necessary procedures using our products on insured patients or patients covered under government programs such as Medicare and Medicaid. We also believe that our procedures will be generally reimbursable under governmental programs and private plans in Japan. In Japan, we are required to obtain regulatory clearance for our products to be eligible for reimbursements by third party payors, even though reimbursement for embolic coiling procedure is already in place.
      We cannot assure you that reimbursement polices of third party payors will not change in the future with respect to some or all of the procedures using our products and systems. See “Risk Factors — If interventionalists are unable to obtain sufficient reimbursement for procedures performed with our products, it is unlikely that our products will be widely used” for a discussion of various risks associated with reimbursement from third party payors.
Product Liability and Insurance
      We maintain general liability insurance, product liability insurance, directors and officers liability insurance, workers compensation insurance and other insurance coverage that we believe are customary in type and amounts for the business of the type we operate. Medical device companies are subject to an inherent risk of product liability and other liability claims in the event that the use of their products results in personal injury claims. Any such claims could have an adverse impact on us. There can be no assurance that product liability or other claims will not exceed such insurance coverage limits or that such insurance will continue to be available on commercially acceptable terms, if at all.
Employees
      As of March 31, 2005, in the United States we had 118 full time employees, including 18 in sales and marketing, 76 in operations and manufacturing, 8 in engineering and research and development, 6 in quality assurance and regulatory compliance, and 10 in general and administrative functions. As of March 31, 2005, we had 13 employees in Europe, including 9 in sales and marketing and 4 in general and administrative functions. None of our employees is represented by a collective bargaining agreement and we have never experienced a work stoppage. We believe our employee relations are good.
Facilities
      Currently, Micrus leases space in Sunnyvale, California and in Montagny-pres-Yverdon, Switzerland. The Sunnyvale lease expires in February 2008 and the Montagny-pres-Yverdon lease expires in January 2006. Our corporate headquarters and manufacturing facility are in Sunnyvale and our Swiss office is a sales and marketing office. We anticipate signing a new lease agreement in 2005 for expanded facilities which will allow us to expand our manufacturing capacity. We believe this additional capacity will allow us to meet the anticipated demand for our products and improve manufacturing efficiencies.
Legal Proceedings
     FCPA Investigation
      In August 2004, while reviewing our sales and payment procedures, we identified certain payments we made to physicians located in France, Germany, Spain and Turkey that may have likely violated the Foreign Corrupt Practices Act (FCPA) and the laws of such countries as well as possibly the laws of Switzerland, where our subsidiary is located. Our audit committee immediately directed our legal counsel to conduct an internal investigation into these payments. In September 2004, we voluntarily disclosed to the United States Department of Justice (DOJ) the factual information obtained in our internal investigation of potential violations of the FCPA.
      Soon after reaching the preliminary conclusions of the investigation, our Board of Directors adopted a Foreign Corrupt Practices Act Policy and appointed Tom Holdych, a Senior Vice President of the Company, as Compliance Officer. The Compliance Officer has with the assistance of legal counsel been developing a number of other corporate policies that will govern payments to and contractual agreements with physicians and other consultants. In addition, the employment of our then Chief Executive Officer and our then Vice President of Sales and Marketing was terminated in November 2004.
      After reviewing the results of the internal investigation and the compliance procedures implemented by us, the DOJ entered into an agreement (the “DOJ Agreement”) with us in February 2005 pursuant to which it will not prosecute us for the conduct disclosed to the DOJ, and we agreed to: (i) accept responsibility for the actions of our employees and officers, (ii) pay a monetary penalty of $450,000, (iii) continue to cooperate with the DOJ in its investigation, including the waiver of legal privileges, (iv) establish policies and procedures to assure compliance with the FCPA and other relevant bribery laws, (v) retain and pay for an independent law firm to act as a monitor, for purposes of reporting to the DOJ for a period of three years as to our compliance with the DOJ Agreement and monitoring our implementation and adherence to FCPA compliance policies and procedures, and (vi) cooperate fully with the DOJ, the independent monitor and the SEC. We must remain in complete compliance with these conditions for a period of two years, or face the filing of a criminal complaint against us. Moreover, the terms of the agreement will bind our successors, or merger partners, as long as the agreement is in effect.
      The payments we made to physicians located in France, Germany, Spain and Turkey also may have likely violated the applicable laws in those foreign jurisdictions and may possibly have violated laws in Switzerland. We are not able to determine at this time what penalties or other actions, if any, authorities in France, Germany, Spain, Turkey or Switzerland may impose on us, or our subsidiary, as a result of such violations.
     Patent Litigation
      In September 2004, Boston Scientific Corporation and Target Therapeutics, Inc., a subsidiary of Boston Scientific Corporation, (collectively “Boston Scientific”), filed a patent infringement suit in the United States District Court for the Northern District of California, alleging that our coil devices infringe two patents held by Boston Scientific and that this infringement is willful. Sales of our microcoil devices currently represent approximately 95% of our revenues. Boston Scientific is a large, publicly-traded corporation with significantly greater financial resources than us. In November 2004, we answered Boston Scientific’s complaint and counterclaimed, alleging that Boston Scientific’s occlusive products, and their use, infringe three of our patents. Each party seeks an injunction preventing the making, using, selling, offering to sell, importing into the U.S. or exporting from the U.S. of the other’s detachable coil devices in the United States, damages for past infringement, which may be trebled, and payment of its legal fees and costs. In addition, each party seeks a declaration that the patents of the other are invalid and not infringed and has alleged that certain of the asserted patents of the other are unenforceable due to inequitable conduct.
      Boston Scientific is also a party in two other litigations against Cordis Corporation and Micro Therapeutics, Inc. in which the Boston Scientific patents which are the basis of Boston Scientific’s suit against us are also at issue. Those patents are currently being re-examined by the United States Patent and Trademark Office (USPTO), and Cordis has been granted a stay in the suit by Boston Scientific against Cordis with respect to such patents pending the outcome of such reexamination by the USPTO. Under the federal patent statutes and regulations, a wide spectrum of outcomes is possible as a result of reexamination proceedings, including cancellation of any claim of the patents finally determined to be unpatentable, confirmation of any claim of the patents finally determined to be patentable, or incorporation into the patents of any proposed amendment or new claim determined to be patentable that does not enlarge the scope of the patents. Boston Scientific’s suit against Micro Therapeutics is not stayed, discovery is ongoing and the parties are awaiting a claim construction order and a ruling on two pending summary judgment motions regarding Micro Therapeutics’ inequitable conduct defense. An outcome of this suit adverse to Micro Therapeutics, and related to the same patents Boston Scientific asserts against Micrus, could have an adverse impact on certain of our defenses in our litigation with Boston Scientific.
      In February 2005, the court granted a stay of the Boston Scientific lawsuit against us until the earlier of twelve months or the outcome of the reexamination discussed above. If the Boston Scientific lawsuit against us resumes after the stay and if claims of the Boston Scientific patents that are in reexamination are determined to be patentable, including any added, amended or modified claims, we would have to litigate or attempt to settle the patent infringement claims asserted by Boston Scientific. No discovery has been conducted in the litigation and none will be conducted during the stay. Boston Scientific has not yet identified the asserted claims in its patents at issue or the accused products. We are unable at this time to determine the likely outcome of any such litigation. Patent lawsuits involve complex legal and factual issues which can take a number of years and a great deal of expense and management attention to resolve. We may also be subject to potentially negative publicity due to the litigation. In the event it is determined that we infringe patent claims asserted by Boston Scientific and that those claims are not invalid and not unenforceable we may, among other things, be required to do one or more of the following:

•	pay damages, including up to treble damages and Boston Scientific’s attorney’s fees and costs, which may be substantial;

•	cease, by injunction, the making, using, selling, offering to sell, importing into the U.S. or exporting from the U.S. of our microcoil devices found to infringe the patent claims asserted by Boston Scientific, which microcoil devices currently represent approximately 95% of our revenues;

•	expend significant resources to redesign our technology so that it does not infringe the patent claims asserted by Boston Scientific, which may not be possible;

•	discontinue manufacturing or other processes that incorporate technology that infringes the patent claims asserted by Boston Scientific;

•	become subject to a compulsory license order under which we would be required to pay Boston Scientific a royalty on future sales of our products; and/or

•	obtain a license from Boston Scientific to use the relevant patents, which may not be available to us on acceptable terms, or at all.
      If our microcoil devices were found to infringe, any development or acquisition of products or technologies that do not infringe the patent claims asserted by Boston Scientific could require the expenditure of substantial time and other resources and could have a material adverse effect on our business and financial results. If we were to required to, but could not obtain, a license under the patent claims asserted by Boston Scientific, we would likely be prevented from commercializing or further commercializing the relevant products. We believe that it is unlikely that we would be able to obtain a license under the patent claims being asserted by Boston Scientific. If we need to redesign our products to avoid the patent claims being asserted by Boston Scientific, we may suffer significant regulatory delays associated with conducting additional studies or submitting technical, manufacturing or other information related to the redesigned product and, ultimately, in obtaining approval.
      As a result of Boston Scientific’s answer to our counterclaim that Boston Scientific infringes three of our patents, the validity of those patents is now at issue in the lawsuit. The court could find that those patents are invalid, which would prevent us from asserting those patents against third parties.
      An unfavorable outcome for us in this patent litigation would significantly harm our business and may cause us to materially change our business model.
      From time to time, we may be involved in other litigation relating to claims arising out of our ordinary course of business. We are not currently a party to any other material legal proceedings.

GLOSSARY OF TECHNICAL, MEDICAL AND INDUSTRY TERMS
      As used herein, the following technical, medical and industry-specific terms shall have the following meanings:

•	Bioactive filament. An absorbable suture material that stimulates “phagocytosis.”

•	Cerebral aneurysm. A small bulge in the wall of a cerebral artery.

•	Embolization. The introduction of certain substances (such as coils) into the circulatory system for therapeutic occlusion of vessels or aneurysms

•	Embolic coiling. The therapeutic occlusion of intracranial aneurysms using coils as the embolic agent.

•	Growth factors. Synthetic proteins that elicit the migration and proliferation of cells.

•	Phagocytosis. A process in which a substance (such as an absorbable suture) is engulfed and digested by white blood cells.

MANAGEMENT
Officers and Directors
      Our executive officers and directors and their ages and positions, as of March 31, 2005, are as follows:

Name	Age	Position

John T. Kilcoyne	45	President, Chief Executive Officer and Director
Robert A. Stern	48	Executive Vice President, Chief Financial Officer and Secretary
Robert C. Colloton	47	Vice President, US Sales and Global Marketing
Tom M. Holdych	45	Senior Vice President
Edward F. Ruppel, Jr.	38	Vice President, Technical Operations
William G. Rigas	62	Vice President of Sales, Asia and Latin America
Eckhard H. Reitz	55	Executive Vice President — Micrus SA
David A. Watson	46	Vice President of Research and Development
Michael R. Henson(2)(3)	58	Chairman of the Board of Directors
L. Nelson Hopkins, M.D.	61	Director
Fred Holubow(1)(3)	65	Director
Beat R. Merz, Dr. sc. Techn.	43	Director
Francis J. Shammo(1)(3)	44	Director
Jeffrey H. Thiel(1)(3)	49	Director
Simon Waddington, Ph.D.(2)(3)	40	Director

(1)	Member of the Audit Committee

(2)	Member of the Compensation Committee

(3)	Member of the Nominating and Corporate Governance Committee
      Mr. Kilcoyne has served as our President and Chief Executive Officer since December 2004. From April 2002 to April 2004, Mr. Kilcoyne served as the President and Chief Executive Officer of Solace Therapeutics, Inc., a medical device company. From November 1997 to January 2002, he served as the President and Chief Executive Officer of Endonetics, Inc., a medical device company. From February 1997 to November 1997, he served as the Vice President Sales and Marketing and New Business Development at Medical Scientific, Inc., a medical device company. From July 1993 to February 1997, he served as the Director of Marketing at Microsurge, Inc., a medical device company. Mr. Kilcoyne served in various sales and marketing positions with Guidant and Boston Scientific. Mr. Kilcoyne received his B.S. from Cornell University. Mr. Kilcoyne serves as a member of the board of directors of Onset Medical, a private company, and Sierra Medical, a private company.
      Mr. Stern has served as our Executive Vice President and Chief Financial Officer since November 2004 and Vice President, Finance and Administration and Chief Financial Officer since January 2004 and was appointed our Secretary in March 2005. From September 2000 to January 2004, Mr. Stern served as the President and Chief Executive Officer of Context Connect, Inc., a telecommunications company. From March 2000 to September 2000, he served as the Executive Vice President of Quixel Capital Group, an investment holding company. From January 1996 to March 2000, he served as the Vice President and Chief Financial Officer of InnerDyne, Inc., a medical device company. From October 1991 to January 1996, he served as Vice President, Corporate Finance and Chief Financial Officer of RhoMed Incorporated, a pharmaceutical company. Mr. Stern received his B.S. in Business Administration from the University of New Hampshire, Whittemore School of Business and Economics, and his MBA from the University of New Mexico, Anderson School of Management. Mr. Stern serves as a member of the board of directors of UltraTouch Corporation, a private company, and Context Connect, Inc., a private company.

      Mr. Colloton joined us in March 2005 and is our Vice President, US Sales and Global Marketing. From February 2003 to March 2005, Mr. Colloton served as the Vice President, Account and Market Development of VNUS Medical Technologies, Inc., a medical device company. Prior to this position, he also held the positions of Vice President, Worldwide Marketing and International Sales from April 2001 to February 2003 and Vice President, Worldwide Sales and Marketing from June 1999 to April 2001, at VNUS Medical Technologies, Inc. From June 1997 to June 1999, Mr. Colloton served as Vice President, Sales and Marketing of TransVascular, Inc., a medical device company. From January 1993 to June 1997, he served in various sales and marketing executive positions at Cardiometrics, Inc. Mr. Colloton received his B.S. in Business Administration at Miami University in Oxford, Ohio.
      Mr. Holdych joined us in June 1998 and is our Senior Vice President. From June 1997 to June 1998, Mr. Holdych served as the Vice President of Regulatory and Clinical Affairs at VNUS Medical Technologies, Inc., a medical device company. From June 1986 to June 1997, Mr. Holdych served as the Director of Regulatory Affairs and Quality Assurance, among other positions, with Medtronic PS Medical, a medical device company. Mr. Holdych received his B.A. from the University of California at Santa Barbara.
      Mr. Ruppel joined us in June 2003 and is our Vice President, Technical Operations. From March 2001 to March 2003, Mr. Ruppel served as the Vice President of Operations of CBYON, Inc., a surgical navigation software and equipment company. From June 1994 to December 2000, he served as Director of Operations, among other management positions, for Biometric Imaging, a subsidiary of Becton, Dickinson & Company, a medical technology company. Mr. Ruppel received his B.S. in Mechanical Engineering at the University of Rochester.
      Mr. Rigas joined us in November 2004 and is our Vice President of Sales, Asia and Latin America. From October 2003 to November 2004, Mr. Rigas served as Vice President of Sales and Marketing of Bioplate Inc., a manufacturer of neurosurgical and cranial facial products. From March 2002 to November  2003, he served as Managing Partner of Neurox Inc., a medical device company. Mr. Rigas also served as the Director International Sales and Marketing of Microtherapeutics Inc., from March 2001 to March 2002. From November 1998 to January 2001, Mr. Rigas served as Vice President Worldwide Sales & Marketing of Radiance Medical Systems, a medical device company. Mr. Rigas also served as Vice President Worldwide Sales from June 1993 to December 1997 and as Vice President Sales and Marketing from June 1991 to July 1993 of Neuro Navigational Corporation, a manufacturer of neurosurgery products. Mr. Rigas received his B.S. from California State University, Long Beach.
      Mr. Reitz has served as our Executive Vice President — Micrus SA since November 2004. From July 1999 to October 2004, Mr. Reitz acted as a strategic consultant to the medical device industry. From August 1997 to June 1999, he served as Vice President and General Manager of Cardiology Europe for Boston Scientific Corporation, a medical device company. From July 1992 to September 1997, he served as President, Vacutainer Systems & Labware for Europe, the Middle East and Africa on behalf of Becton Dickinson and Company, a medical device company. Mr. Reitz received his diploma in Economics and Business Administration from the University of Giessen, Germany.
      Mr. Watson has served as our Vice President of Research and Development since October 2004. From July 1999 to September 2004, Mr. Watson acted as an engineering and program management consultant to companies in the medical device industry, including Control Delivery Systems, Inc. from August 1999 to September 2004. From June 2001 to December 2002, he served as the Director of Engineering and Product Development for Control Delivery Systems, Inc., a medical device company. From September 1995 to July 1999, he served as Director of Engineering and Program Management, Director of Engineering and Associate Director, Engineering Development at Cythotherapeutics, Inc. Mr. Watson received his B.S. in Mechanical Engineering from California Polytechnic State University.
      Mr. Henson has served as our director since 1996 and is the Chairman of our board. Since 2000, Mr. Henson has served as a principal manager of the MedFocus Family of Funds, a group of venture capital funds focused on emerging medical technology. In addition, since 2003 Mr. Henson has served as a general manager of the Biostar Private Equity Investment Fund, LLC, a venture capital firm. Mr. Henson joined Endologix, Inc. formerly known as Radiance Medical Systems, Inc., a medical device company, in March

1997 as president, Chief Executive Officer and Chairman of the Board of Directors, and served as a director until November 2003. In June 1997, Mr. Henson served as Chairman of the Board, Chief Executive Officer and President of Radiance Medical Systems, Inc., and served as a director until May 2002. Prior to that, Mr. Henson served as the Chief Executive Officer of Endosonics Corporation from 1988 to 1995, and as Chairman of the Board from 1993 to 1996. Mr. Henson also serves on the board of directors of several private medical companies and a charitable organization. He received his B.S. in Business Administration from Ball State University and his MBA from Ohio State University.
      Dr. Hopkins has served as our director since September 1998. Dr. Hopkins has served as a Professor and Chairman of Neurosurgery at the State University of New York at Buffalo since January 1989 and as a Professor of Radiology at the State University of New York at Buffalo since July 1989. He received his B.A. from Rutgers University and his M.D. from Albany Medical College.
      Mr. Holubow has served as our director since July 1999. Since January 2001, Mr. Holubow has been a Managing Director of William Harris Investors, a registered investment advisory firm. From August 1982 to January 2001, Mr. Holubow served as Vice President of Pegasus Associates, a registered investment advisory firm he co-founded. He is a director of BioSante Pharmaceuticals, Inc, a pharmaceuticals company. He received his B.S. from the Massachusetts Institute of Technology and his MBA from the University of Chicago.
      Dr. Merz has served as our director since June 2003. Since March 2003, Dr. Merz has served as an Investment Advisor with HBM Partners AG in Switzerland. Dr. Merz was Managing Director with NMT Management AG, a venture capital firm in Switzerland, from September 1999 until February 2003, and a Group Manager and Senior Engineer with Institute Straumann AG, a producer of dental implants in Switzerland, from January 1994 until September 1999. He received a degree in Mechanical Engineering from the Swiss Federal Institute of Technology, or ETH, in Zurich, Switzerland, a Dr. sc. Techn. from ETH, and an MBA from the University of Strathclyde, Scotland. Dr. Merz serves as a member of the board of directors of several private medical device companies.
      Mr. Shammo has served as our director since July 2004. Since 2003, Mr. Shammo has served as President of the West Area for Verizon Wireless, a telecommunications company. From 1995 to 2003, Mr. Shammo served as Vice President and Controller of Verizon Wireless. Mr. Shammo is a Certified Public Accountant. He received his B.S. in accounting from the Philadelphia College of Textiles and Science and his MBA from LaSalle University.
      Mr. Thiel has served as our director since 1999. Since 2003, Mr. Thiel has served as President, Chief Executive Officer and Director of Devax, Inc., a medical device company. From January 2001 until June 2002, Mr. Thiel served as President and Chief Executive Officer of Radiance Medical Systems, Inc., a medical device company. Prior to that, Mr. Thiel served as President and Chief Operating Officer of Radiance Medical Systems, Inc. from February 1999 until January 2001, and as Vice President of Operations from October 1996 until February 1999. Mr. Thiel received his B.S. in Economics from the University of Wisconsin-River Falls, and his MBA from the College of St. Thomas.
      Dr. Waddington has served as our director since May 2001. Dr. Waddington has served as Managing Partner of PolyTechnos Venture-Partners GmbH since January 2003 and joined the firm in May 1998. From July 1996 to April 1998, he served as Business Development Manager for Monsanto Company’s Growth Enterprises Division. From July 1991 to August 1994, he served as Product Development Manager for Zeneca, a pharmaceutical company, in its biodegradable polymer business unit. From October 1988 to June 1991, he served as Senior Research Scientist for Imperial Chemical Industries plc, or ICI. He received his B.S. in Physics and his Ph.D. in Physics from the University of Liverpool and his MBA from Harvard Business School.
Executive Officers
      Our executive officers are appointed by, and serve at the discretion of, our board of directors. There are no family relationships among our directors and executive officers. We have entered into employment agreements with Mr. Kilcoyne and Mr. Stern, which are discussed below under the heading “Executive Compensation — Employment and Severance Agreements”.
Board of Directors
      Our amended and restated certificate of incorporation and bylaws provide that the authorized number of directors may be changed only by resolution of the board of directors. Nine directors are currently authorized. In accordance with the terms of our amended and restated certificate of incorporation and bylaws, the board of directors will be divided into three classes, Class I, Class II and Class III, with each class serving staggered three-year terms. The members of the classes will be as follows:

•	Class I, whose term will expire at the annual meeting of the stockholders to be held in 2006, will be comprised of Messrs. Holubow, Merz, and Waddington;

•	Class II, whose term will expire at the annual meeting of the stockholders to be held in 2007, will be comprised of Messrs. Henson, Kilcoyne, and Thiel; and

•	Class III, whose term will expire at the annual meeting of stockholders to be held in 2008, will be comprised of Messrs. Hopkins and Shammo.
      Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third (1/3rd) of the total number of directors. This classification of the board of directors may have the effect of delaying or preventing changes in the control or management of Micrus. Our directors may be removed only for cause by the affirmative vote of the holders of a majority of our voting stock.
Committees of the Board of Directors
      Our board of directors has established an audit committee, a compensation committee and a nominating and corporate governance committee.
      Audit Committee. Our audit committee is composed of Messrs. Shammo (chairperson), Holubow and Thiel. Mr. Shammo is our audit committee financial expert as currently defined under applicable Securities and Exchange Commission rules. We believe that the composition of our audit committee meets the criteria for independence under, and the functioning of our audit committee complies with the applicable requirements of, the Sarbanes-Oxley Act of 2002 and the Nasdaq National Market rules. The primary functions of our audit committee include:

•	reviewing and monitoring our accounting practices and financial reporting procedures and audits of our financial statements;

•	appointing, compensating and overseeing our independent auditors; and

•	reviewing and evaluating the effectiveness of our internal control over financial reporting.
      Both our independent auditors and internal financial personnel will regularly meet privately with our audit committee and have unrestricted access to this committee.
      Compensation Committee. Our compensation committee is composed of Messrs. Henson (chairperson) and Waddington, each of whom is a non-employee member of our board of directors. Each member of our compensation committee is an “outside” director as that term is defined in Section 162(m) of the Internal Revenue Code of 1986, as amended, and a “non-employee” director within the meaning of Rule 16b-3 of the rules promulgated under the Securities Exchange Act of 1934, as amended. The functions of our compensation committee include:

•	determining the amount and form of compensation paid to our executive officers, employees and consultants;

•	reporting annually to our stockholders on executive compensation issues; and

•	administering our equity incentive plans, including the 2005 Equity Incentive Plan and the 2005 Employee Stock Purchase Plan.

      Nominating and Corporate Governance Committee. Our nominating and corporate governance committee is comprised of Messrs. Henson, Holubow, Shammo, Thiel and Waddington. The functions of our nominating and corporate governance committee include:

•	identifying and evaluating individuals, including individuals proposed by stockholders, qualified to serve as members of our board of directors;

•	making recommendations to the independent members of the board with respect to candidates for election to the board; and

•	reviewing and assessing our corporate governance guidelines and recommending changes to our corporate governance guidelines to the board.
Director Compensation
      In the past we have not provided cash compensation to any director for his service as a director, except for reimbursing our non-employee directors for reasonable travel expenses in connection with attendance at board and committee meetings and payments to our Chairman of the board of directors of $36,000 per year for his services as Chairman. Following the completion of this offering, we intend to provide to each director cash compensation at a rate of $8,000 per year for attending up to four board meetings per year, plus $1,000 for each additional meeting attended. In addition, each member of our Audit Committee and Compensation Committee will receive $1,000 per meeting for attending up to four meetings of those committees and an additional $500 for each additional committee meeting attended. The Chairman of our Audit Committee will also receive $2,000 per year for serving as Chairman of the Audit Committee. In June 2004, we granted an option to purchase 17,778 shares of our common stock to each non-employee director who had served on our board for at least six months. These option grants will vest as to 1/12 of the shares on each monthly anniversary of the date of grant, subject to the director’s continued service on each relevant vesting date. Upon Mr. Shammo joining the board in July 2004, we granted him an option to purchase 22,222 shares of our common stock which will vest as to 1/48 of the shares on each monthly anniversary of the date of grant, subject to his continued service on each relevant vesting date. In addition, we will continue to reimburse our non-employee directors for all reasonable expenses incurred in attending meetings of the board of directors and its committees.
      Our 2005 Equity Incentive Plan, which will become effective upon the completion of this offering, provides for the automatic grant of options to purchase shares of common stock to our non-employee directors. Each non-employee director who first becomes a Micrus director after the date the 2005 Equity Incentive Plan becomes effective will receive a grant of options to purchase 17,778 shares of common stock. Each non-employee director (including current non-employee directors) will receive an annual option grant to purchase 8,889 shares of common stock on the date of each annual meeting of stockholders beginning with the annual meeting to be held in 2006 if he or she has served as a director for at least the previous six months. The initial grants will vest as to 1/48 of the shares on each monthly anniversary of the date of grant, subject to the director’s continued service on each relevant vesting date. The annual grants will vest as to 1/12 of the shares on each monthly anniversary of the date of grant, subject to the directors continued service on each relevant vesting date. Each option granted to a non-employee director will have an exercise price equal to the fair market value of our common stock on the date of grant and will have a ten year term.
      In the event of a merger or sale of assets, any and all outstanding awards granted under the 2005 Equity Incentive Plan to non-employee directors by us may be assumed, converted, replaced or substituted. In the event such successor corporation, if any, does not assume or substitute awards, the vesting with respect to such awards will accelerate so that the awards may be exercised before or in connection with the closing or completion of the merger or sale of assets, but then terminate. In addition, our board of directors may also specify that other transactions or events constitute a change in control and may provide for the accelerated vesting of shares which are the subject of awards and take any one or more of the actions described for a merger transaction. Our board of directors need not adopt the same rules for each award under the 2005 Equity Incentive Plan or for each holder of such awards. Generally, upon a change in our ownership or control or a merger or sale of all or substantially all of our assets, the vesting of options granted to non-

employee directors, who are then serving on our board of directors, will accelerate, and become immediately exercisable. Please refer to the section entitled “Employee Benefit Plans — 2005 Equity Incentive Plan” below for a further description of our 2005 Equity Incentive Plan.
Compensation Committee Interlocks and Insider Participation
      Our board of directors has established a compensation committee. Prior to establishing the compensation committee, our board of directors as a whole performed the functions delegated to the compensation committee. No interlocking relationship exists between any member of our board of directors or compensation committee and any member of any other company’s board of directors or compensation committee, nor has any interlocking relationship existed in the past.
      None of our executive officers serve as members of the board of directors or compensation committee of any entity that has one or more executive officers who serve on our board of directors or compensation committee.
Limitation of Liability and Indemnification of Officers and Directors
      Our amended and restated certificate of incorporation limits the liability of directors to the maximum extent permitted by Delaware law. Delaware law provides that directors of a corporation will not be personally liable for monetary damages for breach of their fiduciary duties as directors, except liability for:

•	any breach of their duty of loyalty to the corporation or its stockholders;

•	acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

•	unlawful payments of dividends or unlawful stock repurchases or redemptions; or

•	any transaction from which the director derived an improper personal benefit.
      Our bylaws provide that we will indemnify our directors, officers, employees and other agents to the fullest extent permitted by law. We believe that indemnification under our bylaws covers at least negligence and gross negligence on the part of indemnified parties. Our bylaws also permit us to secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions in connection with their services to us, regardless of whether our bylaws permit such indemnification.
      We have entered into separate indemnification agreements with our directors and executive officers, in addition to the indemnification provided for in our bylaws. These agreements, among other things, provide that we will indemnify our directors and executive officers for certain expenses, including attorneys’ fees, judgments, fines and settlement amounts incurred by a director or executive officer in any action or proceeding arising out of such person’s services as one of our directors or executive officers, or any of our subsidiaries or any other company or enterprise to which the person provides services at our request. We believe that these provisions and agreements are necessary to attract and retain qualified persons as directors and executive officers.
      There is no pending litigation or proceeding involving any of our directors or executive officers as to which indemnification is required or permitted, and we are not aware of any threatened litigation or proceeding that may result in a claim for indemnification.

EXECUTIVE COMPENSATION
Summary Compensation Table
      The following table summarizes the compensation paid to, awarded to or earned during the fiscal year ended March 31, 2005 by our chief executive officer, our other four most highly compensated executive officers who were serving as executive officers on March 31, 2005 and whose salary and bonus exceeded $100,000 for services rendered to us in all capacities during the fiscal year ended March 31, 2005 and our next two most highly compensated executive officers who would have been included if they had been serving as executive officers at the end of the last completed fiscal year (each, a “named executive officer”).

				Long term
				compensation
	Annual		Annual	securities underlying	All other
Name and principal position(s)	salary		bonus	options	compensation

John T. Kilcoyne	$83,333	(1)	$25,000	346,221	$1,908	(2)
President and Chief Executive Officer
Robert A. Stern	206,666		42,000	64,443	293	(3)
Executive Vice President, Chief Financial Officer and Secretary
Tom M. Holdych	180,633		36,360	9,443	293	(4)
Senior Vice President
Eckhard H. Reitz	93,614	(5)	26,084	55,555	5,208	(6)
Executive Vice President — Micrus SA
Edward F. Ruppel, Jr.	170,500		34,320	51,110	281	(7)
Vice President of Technical Operations
Michel R. Mounier, Ph.D.(8)	350,924		—	13,333	107,427	(9)
Former President and Chief Executive Officer
Herbert H. Mertens(10)	131,466		—	6,666	52,163	(11)
Former Vice President, Global Sales and Marketing

(1)	Mr. Kilcoyne joined us on November 29, 2004 and, as a result, his salary reflects his compensation for the period from his start date to March 31, 2005.

(2)	Mr. Kilcoyne received other compensation consisting of payment of apartment rent of $1,816 and payment of term life insurance premiums of $92.

(3)	Mr. Stern received other compensation consisting of payment of term life insurance premiums in the amount of $293.

(4)	Mr. Holdych received other compensation consisting of payment of term life insurance premiums in the amount of $293.

(5)	Mr. Reitz joined us on November 1, 2004 and, as a result, his salary reflects his compensation for the period from his start date to March 31, 2005.

(6)	Mr. Reitz received other compensation consisting of a business allowance in the amount of $5,208.

(7)	Mr. Ruppel received other compensation consisting of payment of term life insurance premiums in the amount of $281.

(8)	Mr. Mounier served as our President and Chief Executive Officer until his employment with us was terminated on November 9, 2004. See “Employment and Severance Agreements.”

(9)	Mr. Mounier received other compensation consisting of severance payment of $100,000 and a car allowance in the amount of $7,427.

(10)	Mr. Mertens served as our Vice President, Global Sales and Development, until his employment with us was terminated on November 9, 2004. See “Employment and Severance Agreements.”

(11)	Mr. Mertens received other compensation consisting of severance payments of $49,300, reimbursement of health insurance expenses of $2,750, and payment of term life insurance premiums in the amount of $113.
Option Grants In Year Ended March 31, 2005
      The following table sets forth each grant of stock options during the fiscal year ended March 31, 2005 to each of the named executive officers. All options were granted under our 1998 Stock Plan at an exercise price equal to the fair market value of our common stock, as determined by our board of directors, on the date of grant. The percentage of options granted is based on an aggregate of options to purchase a total of 1,016,652 shares of common stock granted by us during the fiscal year ended March 31, 2005 to our employees, including the named executive officers. The potential realizable value set forth in the last column of the table is calculated based on the term of the option at the time of grant, which is ten years. This value is based on assumed rates of stock price appreciation of 5% and 10% compounded annually from the date of grant until their expiration date, assuming a fair market value equal to an assumed initial public offering price of $13.00 per share (the midpoint of the estimated price range shown on the cover page of this prospectus), minus the applicable exercise price. These numbers are calculated based on the requirements of the SEC and do not reflect our estimate of future stock price growth. Actual gains, if any, on stock option exercises will depend on the future performance of the common stock on the date on which the options are exercised.

						Potential realizable
						value at assumed
	Number of		Percentage			annual rates of stock
	shares		of total			price appreciation for
	underlying		options	Exercise		option term
	options		granted to	price per	Expiration
Named executive officers	granted(1)		employees	share	date	5%	10%

John T. Kilcoyne	35,111		3.45%	$5.63	2/23/2015	$545,823	$986,221
	311,110		30.60%	$5.63	11/15/2014	4,836,417	8,738,689
Robert A. Stern	8,888	(2)	0.87%	$13.05	6/24/2014	72,221	183,703
	22,222	(3)	2.14%	$5.63	11/15/2014	345,455	624,186
	33,333		3.28%	$5.63	2/23/2015	518,182	936,279
Tom M. Holdych	3,333	(2)	0.33%	$13.05	6/24/2014	27,083	68,889
	1,666	(3)	0.16%	$5.63	11/15/2014	25,899	46,796
	4,444		0.44%	$5.63	2/23/2015	69,085	124,826
Eckhard H. Reitz	55,555		5.46%	$5.63	11/15/2014	863,637	1,560,465
Edward F. Ruppel, Jr.	22,222	(2)	2.19%	$13.05	6/24/2014	180,568	459,299
	11,111	(3)	1.09%	$5.63	11/15/2014	172,727	312,093
	17,777		1.75%	$5.63	2/23/2015	276,355	339,823
Michel R. Mounier, Ph.D.	13,333		1.31%	$13.05	6/24/2014	108,339	275,575
Herbert H. Mertens	6,666		0.66%	$13.05	6/24/2014	54,165	137,777
Total Employee Grants 4/1/04 thru 3/31/05	1,016,652

(1)	Unless otherwise noted, options vest as to 1/4 of the shares one year after the effective date of the grant and 1/48 of the shares monthly thereafter for the next 36 months.

(2)	Options vest as to 1/48 of the shares one month after the effective date of the grant and 1/48 of the shares monthly thereafter for the next 47 months.

(3)	Options vest as to 1/12 of the shares one month after the effective date of the grant and 1/12 of the shares monthly thereafter for the next 11 months.

Aggregated Option Exercises During Year Ended March 31, 2005 and Year-End Option Values
      The following table sets forth information for each of the named executive officers regarding the number of shares subject to both exercisable and unexercisable stock options, as well as the value of unexercisable in-the-money options, as of March 31, 2005. There was no public trading market for our common stock as of March 31, 2005. Accordingly, the value of the unexercised in-the-money options at fiscal year-end has been calculated based on an assumed initial public offering price of $13.00 per share (the midpoint of the estimated price range shown on the cover page of this prospectus), less the applicable exercise price per share, multiplied by the number of shares issued or issuable, as the case may be, on the exercise of the option.

			Number of securities		Value of unexercised
	Shares		underlying unexercised		in-the-money options
	acquired		options at March 31, 2005		at March 31, 2005
	upon	Value
Named executive officers	exercise	realized	Exercisable	Unexercisable	Exercisable	Unexercisable

John T. Kilcoyne	0	0	0	346,221	$0	$2,553,378
Robert A. Stern	0	0	34,258	110,184	344,839	1,013,066
Tom M. Holdych	0	0	96,434	21,425	1,168,858	201,936
Eckhard H. Reitz	0	0	0	55,555	0	409,718
Edward F. Ruppel, Jr.	0	0	16,961	56,367	131,521	346,242
Michel R. Mounier, Ph.D.	0	0	325,322	0	3,947,285	0
Herbert H. Mertens	0	0	75,569	0	910,816	0
Employment and Severance Agreements
      In November 2004, we entered into an employment letter with Mr. Kilcoyne, our President and Chief Executive Officer. The employment letter provides that he will receive an annual base salary of $250,000 and an annual bonus in an amount up to 30% of his base salary subject to the achievement of goals mutually agreed upon by Mr. Kilcoyne and our board of directors and an option to purchase up to 311,110 shares of our common stock at a $5.63 per share exercise price. This option will vest over a 48 month period, with one-fourth of the option vesting after the first year of Mr. Kilcoyne’s employment and the remainder of the option vesting in equal monthly installments thereafter. In addition, the option will fully vest immediately upon a change of control. Pursuant to the terms of Mr. Kilcoyne’s employment letter, he was granted an additional option to purchase 35,111 shares of our common stock in order to maintain his pro-rata ownership interest in us following our sale of Series E preferred stock in February and March of 2005. This option will vest over a 48 month period and has a $5.63 per share exercise price. In the event Mr. Kilcoyne’s employment is terminated without cause, he will be entitled to severance payments equal to six months of his then current base salary. We have also agreed to lease for Mr. Kilcoyne a one bedroom apartment for a period of one year. Mr. Kilcoyne’s employment with us is at-will.
      In November 2003, we entered into an employment letter with Mr. Stern, our Executive Vice President, Chief Financial Officer and Secretary. The employment letter provides that he will receive an annual base salary of $200,000 and an annual bonus in an amount up to 20% of his base salary subject to the achievement of goals mutually agreed upon by Mr. Stern, our Chief Executive Officer and our board of directors. We granted Mr. Stern of an option to purchase up to 79,999 shares of our common stock at an exercise price of $1.15 per share. The option will vest over a 48 month period, with one-fourth of the option vesting after the first year of Mr. Stern’s employment and the remainder of the option vesting in equal monthly installments thereafter. In the event of a change of control of Micrus, Mr. Stern shall be entitled to receive severance payments equal to twelve months of his then current base salary and his option to purchase 79,999 shares of our common stock shall fully vest if, within the twelve month period following the change of control, Mr. Stern’s employment is terminated other than for cause or if Mr. Stern resigns for good reason. Furthermore, absent a change of control, if we terminate Mr. Sterns’ employment other than for cause, Mr. Stern shall be entitled to receive severance payments equal to twelve months of his then current base salary, subject to certain limitations. We also agreed to reimburse Mr. Stern for up to $15,000 in moving expenses. Mr. Stern’s employment with us it at-will.

      In June 1998, we entered into an employment letter with Mr. Holdych, our Senior Vice President. The employment letter provides that Mr. Holdych will receive an annual base salary of $95,000 and an annual bonus in an amount up to 15% of his base salary subject to the achievement of goals mutually agreed upon by Mr. Holdych and our board of directors. The employment letter also provides for a grant to Mr. Holdych of an option to purchase up to 8,888 shares of our common stock at a price to be determined by our board of directors. The option will vest over a 60 month period, with one-fifth of the option vesting after the first year of Mr. Holdych’s employment and the remainder of the option vesting in equal monthly installments thereafter. In the event that Micrus is acquired, merged or makes a public offering, all option will be fully vested at the time of the event. Mr. Holdych’s employment with us is at-will.
      In May 2003, we entered into an employment letter with Mr. Ruppel, our Vice President of Technical Operations. The employment letter provides that Mr. Ruppel will receive an annual base salary of $165,000 and a grant of an option to purchase up to 3,555 shares of our common stock at a price to be determined by our board of directors. The option will vest over a 48 month period, with one-fourth of the option vesting after the first year of Mr. Ruppel’s employment and the remainder of the option vesting in equal monthly installments thereafter. Mr. Ruppel’s employment with us is at-will.
      In March 2005, we entered into a settlement agreement with Mr. Mounier, our former CEO relating to his termination in November 2004. The settlement agreement provides that we will pay Mr. Mounier $100,000, payable in equal installments of $20,000 over a period of five fiscal quarters and Mr. Mounier has agreed to release all claims he may have against us and to vote all shares of our common stock he acquires upon the exercise of stock options in favor of any matter approved by our board of directors and the holders of at least a majority of our preferred stock. In addition, all options held by the former CEO continued to vest through February 28, 2005 and all vested options at that date shall be exercisable through August 31, 2005. As a result of the continued vesting and the change in the exercise date of the options, in the quarter ended March 31, 2005 the Company recorded an expense of $2,985,000 related to the intrinsic value of the approximately 325,322 affected options held by the former CEO.
      In November 2004, we entered into a consulting agreement, general release and waiver of claims with Mr. Mertens. Under the terms of the agreement, we agreed to retain Mr. Mertens as a consultant for a period of four months following the effective date of the agreement and Mr. Mertens has agreed to release all claims he may have against us and, until the effective date of this offering, to vote all shares of our common stock he acquires upon the exercise of stock options in favor of any matter approved by our board of directors and the holders of at least a majority of our preferred stock. In addition, options granted to Mr. Mertens will continue to vest while Mr. Mertens provides consulting services for us. We paid Mr. Mertens a total of $49,300 under his consulting agreement which terminated on February 9, 2005.
      In February of 2005, we entered into an employment letter with Mr. Colloton, our Vice President of US Sales and Global Marketing. Under the terms of the employment letter, Mr. Colloton will receive an annual base salary of $205,000 and an annual bonus in an amount up to 20% of his base salary subject to the achievement of goals mutually agreed upon by Mr. Colloton, our Chief Executive Officer and our board of directors. We granted Mr. Colloton an option to purchase up to 111,111 shares of our common stock at a $5.63 per share exercise price. This option will vest over a 48 month period, with one-fourth of the option vesting after the first year of Mr. Colloton’s employment and the remainder of the option vesting in equal monthly installments thereafter. Mr. Colloton’s employment with us is at-will. In addition, if we terminate Mr. Colloton’s employment other than for cause, Mr. Colloton shall be entitled to receive severance payments equal to six months of his then current base salary.
Employee Benefit Plans

Stock Option and Stock Purchase Plans

1996 Stock Option Plan
      Our 1996 Stock Option Plan, or the 1996 Plan, was adopted by our board of directors and approved by our stockholders in November 1996. The 1996 Plan provides for the grant of incentive stock options, as defined under Section 422 of the Internal Revenue Code, to employees and for the grant of non-statutory stock options to employees, consultants, and non-employee directors. A total of 52,889 shares of our common stock have been authorized and reserved for issuance under the 1996 Plan. Following adoption of the 1998 Stock Plan described below, we no longer issued any additional options under the 1996 Plan. As of March 31, 2005, no options were outstanding under the 1996 Plan.
      Our board of directors, or the compensation committee, will continue to administer the 1996 Plan. All outstanding options granted under the 1996 Plan are fully vested and exercisable by the optionees in accordance with the terms of the options.
      If an optionee’s service terminates for any reason other than death, disability or misconduct, the optionee may exercise his or her vested options prior to the earlier of their expiration date or three months following the date of termination. In the event the optionee’s service terminates as a result of the optionee’s death or disability, the options vested as of the date of death or disability, as applicable, may be exercised prior to the earlier of their expiration date or 6 months from the date of the optionee’s death or disability, as applicable.
      Stock options are non-transferable other than by will or the laws of descent and distribution following the optionee’s death.

1998 Stock Plan
      Our 1998 Stock Plan, or the 1998 Plan, was adopted by our board of directors in April 1998 and approved by our stockholders in May 1998. The 1998 Plan provides for the grant of incentive stock options, as defined under Section 422 of the Internal Revenue Code, to employees and for the grant of non-statutory stock options and restricted stock to employees, consultants, and non-employee directors. A total of 2,969,330 shares of our common stock have been authorized and reserved for issuance under the 1998 Plan. As of March 31, 2005, options to purchase a total of 2,447,408 shares of common stock, with a weighted average exercise price of $4.06 per share, were outstanding under the 1998 Plan.
      Upon the effectiveness of our initial public offering, we will no longer issue any additional options under the 1998 Plan. Although no future options will be granted under this plan, all options previously granted under the 1998 Plan will continue to be outstanding and will be administered under the terms and conditions of the 1998 Plan.
      Our board of directors, or the compensation committee, will continue to administer the 1998 Plan. The exercise price of all incentive stock options granted under the 1998 Plan must be at least equal to the fair market value of the common stock on the date of grant. The exercise price of all non-statutory stock options granted under the 1998 Plan shall be determined by our board of directors, but in no event may be less than 85% of the fair market value on the date of grant. With respect to any optionee who owns stock possessing more than 10% of the voting power of all our classes of stock (including stock of any parent or subsidiary or ours), the exercise price of any incentive stock option or non-statutory stock option granted must equal at least 110% of the fair market value on the grant date. The 1998 Plan provides for an option term of up to 10 years, but not to exceed five years for incentive stock options granted to 10% stockholders. The purchase price of restricted stock issued under the 1998 Plan shall be determined by the board, but in no event may be less than 85% of the fair market value on the date of issuance. With respect to 10% stockholders, the purchase price of restricted stock must equal at least 110% of the fair market value on the date of issuance. Generally, options granted under the 1998 Plan vest as to 25% of the shares on the first anniversary of the date of grant and, as to the balance of the shares, in 36 successive equal monthly installments thereafter.
      Unless a different provision is set forth in an optionee’s option agreement, if an optionee’s service terminates for any reason other than death or disability, the optionee may exercise his or her vested options prior to the earlier of their expiration date or three months following the date of termination. Unless a different provision is set forth in an optionee’s option agreement, in the event the optionee’s service terminates as a result of the optionee’s death or disability, the options vested as of the date of death or disability, as applicable, may be exercised prior to the earlier of their expiration date or 12 months from the date of the optionee’s death or disability, as applicable.

      Stock options are non-transferable other than by will or the laws of descent and distribution following the optionee’s death.
      In the event of our merger with or into another company, or the sale of substantially all of our assets, all outstanding options under the 1998 Plan will become fully vested and exercisable immediately prior to the consummation of such a corporate transaction.
      The 1998 Plan will terminate automatically in 2008 unless terminated earlier by our board of directors. The board of directors has the authority to amend or terminate the 1998 Plan. To the extent necessary to comply with applicable law, we will obtain stockholder approval of any amendment to the 1998 Plan in such a manner and to such a degree as required.

2005 Equity Incentive Plan
      A copy of our 2005 Equity Incentive Plan, or the 2005 Plan, is attached as an exhibit to the registration statement of which this prospectus forms a part. The following description of the 2005 Plan is a summary and is therefore qualified in its entirety by reference to the complete text of the 2005 Plan.
      General. In March 2005, our board of directors approved the 2005 Plan contingent upon stockholder approval of the 2005 Plan and the effectiveness of this offering. Our stockholders will be asked to approve the 2005 Plan prior to the date of this offering. Our board of directors and our stockholders previously adopted the 1998 Plan. Upon the effectiveness of our initial public offering, we will no longer issue any options under the 1998 Plan and the issuance of options will be made solely under the 2005 Plan. Although no future options will be granted under the 1998 Plan, all options previously granted under the 1998 Plan will continue to be administered under the 1998 Plan. In addition, all options previously granted under the 1996 Plan will continue to be administered under the 1996 Plan.
      The purpose of the 2005 Plan is to enhance the long-term stockholders’ value of our company by offering opportunities to eligible individuals to participate in the growth in value of the equity of our company. Stock options, stock appreciation rights, stock awards and cash awards, which we collectively refer to as “Awards”, may be granted under the 2005 Plan. Options granted under the 2005 Plan may be either “incentive stock options”, as defined under Section 422 of the Internal Revenue Code, or non-statutory stock options.
      Share Reserve. We have reserved a total of 2,222,220 shares of our common stock, subject to adjustment, for issuance under the 2005 Plan. In addition, any authorized shares neither issued nor subject to outstanding grants under the 1998 Plan, on the effective date of our initial public offering, as well as any shares that

•	are issuable upon exercise of options granted pursuant to the 1998 Plan and the 1996 Plan that expire or become unexercisable for any reason without having been exercised in full, and

•	are forfeited or repurchased under the 1998 Plan and the 1996 Plan, will be available for grant under the 2005 Plan. All future Awards granted on or after the effective date of our initial public offering will be granted under the 2005 Plan.
      Automatic Annual Increase of Share Reserve. The 2005 Plan provides that the share reserve will be cumulatively increased on April 1 of each year, beginning on the first April 1 after the effective date of our initial public offering, by a number of shares that is equal to the least of:

•	5% of the number of our shares issued and outstanding on the immediately preceding March 31;

•	666,666 shares; or

•	a number of shares set by our board of directors.
      Administration. The 2005 Plan will be administered by the compensation committee of our board of directors. The compensation committee consists of at least two or more “outside directors” within the meaning of Section 162(m) of the Code so that options granted under the 2005 Plan qualify as “performance based compensation.” Under Section 162(m) of the Code, the annual compensation paid to our named executive officers will only be deductible to the extent it does not exceed $1,000,000. However, we can preserve our deduction with respect to income recognized pursuant to options if the conditions for performance based compensation under Section 162(m) are met, which requires, among other things, that options be granted by a committee consisting of at least two “outside directors.” The compensation committee may delegate to the Chief Executive Officer the authority to grant Awards to non-executive level employees and may delegate certain responsibilities to an employee of ours in accordance with guidelines established by our board of directors and in compliance with applicable law (as applicable, the compensation committee, Chief Executive Officer or other delegate is referred to as the “Administrator”).
      Eligibility. Non statutory options, stock appreciation rights, stock awards and cash awards may be granted under the 2005 Plan to employees, directors and consultants of ours, our affiliates and subsidiaries. Incentive stock options may be granted only to employees of ours, or our subsidiaries. The Administrator, in its discretion, approves options, stock appreciation rights, stock awards and cash awards to be granted under the 2005 Plan.
      No employee may be granted within any of our fiscal years one or more stock options and stock appreciation rights under the 2005 Plan to purchase more than 1,333,332 shares of our common stock or to receive compensation calculated with reference to more than that number of shares under stock appreciation rights.
      Termination of Award. Generally, if an awardee’s services to us as an employee, consultant or director terminates other than by reason of death, disability or retirement, vested options and stock appreciate rights will remain exercisable for a period of 90 days following the awardee’s termination. Unless otherwise provided for by the Administrator in the Award agreement, if an awardee dies or becomes disabled while an employee or consultant or director, the awardee’s vested options and stock appreciate rights will be exercisable for one year following the awardee’s death or disability, or if earlier, the expiration of the term of such Award.
      Nontransferability of Awards. Unless otherwise determined by the Administrator, Awards granted under the 2005 Plan are not transferable other than by will, a domestic relations order, or the laws of descent and distribution and may be exercised during the awardee’s lifetime only by the awardee.
      Stock Options — Exercise Price. The Administrator determines the exercise price of options at the time the options are granted. The exercise price of an incentive stock option may not be less than 100% of the fair market value of our common stock on the date of grant of such option. With respect to any awardee who owns stock possessing more than 10% of the voting power of all our classes of stock (including stock of any parent or subsidiary of ours), the exercise price of any incentive stock option may not be less than 110% of the fair market value of our common stock on the date of grant of such option. The exercise price of a nonstatutory option shall be determined by the Administrator, provided that with respect to nonstatutory options intended to qualify as “performance based compensation” under Section 162(m) of the Internal Revenue Code, the exercise price must be at least equal to 100% of the fair market value of our common stock on the date of the grant of such option. Certain replacement options with lower exercise prices may be granted to employees of ours or entities that we acquire to replace that employee’s existing options. The fair market value of our common stock is generally the closing sales price as quoted on the Nasdaq National Market.
      Stock Options — Exercise of Option; Form of Consideration. The Administrator determines when options become exercisable. The means of payment for shares issued on exercise of an option are specified in each Award agreement and the 2005 Plan permits payment to be made by cash, check, wire transfer, other shares of our common stock (with some restrictions), or broker assisted same day sales.
      Stock Options — Term of Option. The term of an option may be no more than ten years from its date of grant. No option may be exercised after the expiration of its term. With respect to any incentive stock option granted to an awardee who owns stock possessing more than 10% of the voting power of all our classes of stock (including stock of any parent or subsidiary of ours), the term of the incentive stock option may be no more than five years from its date of grant.
      Stock Appreciation Rights. The Administrator may grant stock appreciation rights alone, in addition to, or in tandem with any other Awards under the 2005 Plan. Stock appreciation rights entitle the participant to receive the amount by which the fair market value of a specified number of shares on the exercise date exceeds an exercise price established by the Administrator. The excess amount will be payable in ordinary shares, in cash or in a combination thereof, as determined by the Administrator. The terms and conditions of a stock appreciation right will be found in an Award agreement. The grant of a stock appreciation right may be made contingent upon the achievement of objective performance conditions, including net order dollars, net profit dollars, net profit growth, net revenue dollars, revenue growth, individual performance, earnings per share, return on assets, return on equity, and other financial objectives, customer satisfaction indicators, and guaranteed efficiency measures, each with respect to our company and/or an individual business unit as determined by the Administrator in its discretion.
      Stock Awards. The Administrator may grant stock awards of restricted shares as payment of a bonus, as payment of any other compensation obligation or as otherwise determined by the Administrator. The terms and conditions of a stock award will be found in an Award agreement. Vesting and restrictions on the ability to exercise such stock awards may be conditioned upon the achievement of one or more objective performance conditions, including those related to net order dollars, net profit dollars, net profit growth, net revenue dollars, revenue growth, individual performance, earnings per share, return on assets, return on equity, and other financial objectives, customer satisfaction indicators and guaranteed efficiency measures, each with respect to our company and/or an individual business unit, as determined by the Administrator in its discretion. Recipients of restricted shares may have voting rights and may receive dividends on the granted shares prior to the time the restrictions lapse.
      Cash Awards. The Administrator may grant cash awards, which entitle the recipient to a cash payment on the satisfaction of performance goals described in the Award. The Administrator determines the terms, conditions and restrictions related to cash awards.
      Adjustments on Changes in Capitalization. In the event of any stock dividend, stock split, reverse stock split, recapitalization, combination, reclassification, spin-off or similar change to our capital structure, appropriate adjustments will be made to:

•	the number and class of securities subject to the 2005 Plan;

•	the number and class of securities that may be awarded to any individual under the 2005 Plan; and

•	the exercise or purchase price and number and class of securities under each outstanding Award.
      Any such adjustments will be made by our board of directors in its absolute discretion, and its decision will be final, binding and conclusive.
      Adjustments on Merger or Change in Control. Generally, in the event of (a) a merger or consolidation in which we are not the surviving corporation, (b) a merger in which we are the surviving corporation but after which our stockholders immediately prior to such merger cease to own their shares or other equity interest in us, (c) the sale of all or substantially all of our assets, or (d) the acquisition, sale, or transfer of more than 50% of our outstanding shares by tender offer or similar transaction, any or all outstanding Awards may be assumed, converted, replaced or substituted. In the event such successor corporation (if any) does not assume or substitute Awards, the vesting with respect to such Awards will accelerate or our repurchase rights will fully and immediately terminate, so that the Awards may be exercised or the repurchase rights shall terminate before or in connection with the closing or completion of one of the transactions described above, but then such Awards shall terminate.
      In addition, our board of directors has broad discretion to define other transactions or events as a change in control, either before or after the consummation of such transaction or event, and may provide for the accelerated vesting of shares which are the subject of Awards and take any one or more of the actions described for a merger transaction. Our board of directors need not adopt the same rules for each Award under the 2005 Plan or for each holder of such Awards.
      In the event of a proposed dissolution or liquidation of our company, our board of directors may cause Awards to be fully vested and exercisable, but not after their expiration date, and repurchase rights on shares which are the subject of Awards to lapse, before the dissolution is completed but contingent on its completion.
      Non-Discretionary Grants to Outside Directors. Under the 2005 Plan, each non-employee director who is first elected or appointed to our board of directors at any time after the effective date of our initial public offering will receive an automatic grant of a nonstatutory option to purchase 17,778 shares of our common stock on the date of such initial election or appointment. The shares underlying these options vest in equal monthly installments, over a 48 month period, as measured from the grant date.
      Each non-employee director who is re-elected to our board of directors will be automatically granted an option to purchase 8,889 shares of our common stock, provided that the director has served on our board of directors for a period of at least six months. The shares underlying these options vest in equal monthly installments over a period of 12 months as measured from the grant date.
      Generally, upon a change in our ownership or control or a merger or sale of all or substantially all of our assets, the vesting of options granted to non-employee directors, who are then serving on our board of directors, will accelerate, and all options will become immediately exercisable. For more details concerning compensation of directors, see “Director Compensation”.
      Amendment and Termination of the 2005 Plan. Our board of directors may amend, alter, suspend or terminate the 2005 Plan, or any part thereof, at any time and for any reason. However, we will solicit stockholder approval for any amendment to the 2005 Plan to the extent necessary and desirable to comply with applicable laws. Generally, no such action by our board of directors or stockholders may alter or impair any Award previously granted under the 2005 Plan without the written consent of the awardee. The 2005 Plan has a term of 10 years, but it may be terminated by our board of directors at any time.

2005 Employee Stock Purchase Plan
      General. In March 2005, our board of directors adopted the 2005 Employee Stock Purchase Plan, or the Purchase Plan contingent on stockholder approval and the effectiveness of this offering. Our stockholders approved the Purchase Plan in May 2005 and our board of directors amended the plan in June 2005. The Purchase Plan will become effective on the first day on which price quotations are available for our common stock on the Nasdaq National Market. Copies of the Purchase Plan are attached as exhibits to the registration statement, of which this prospectus forms a part. The following description of the Purchase Plan is a summary and is therefore qualified in its entirety by reference to the complete text of the Purchase Plan. The Purchase Plan provides our employees with an opportunity to purchase our common stock through accumulated payroll deductions.
      Share Reserve. A total of 222,222 shares of common stock have been reserved for issuance under the Purchase Plan. In addition, the Purchase Plan provides for annual increases in the total number of shares available for issuance under this plan on April 1 of each year during the term of the Purchase Plan beginning on April 1, 2006, by a number of shares that is equal to the least of:

•	2% of the outstanding shares of our common stock on the immediately preceding March 31;

•	222,222 shares; or

•	a lesser number determined by our board of directors.
      Administration. Our board of directors, or a committee appointed by our board of directors, administers the Purchase Plan and has full and exclusive authority to interpret the terms of the Purchase Plan and determine eligibility, subject to the limitations of Section 423 of the Internal Revenue Code.

      Eligibility. Generally, persons are eligible to participate in the Purchase Plan if they have been employed by us or any participating subsidiary for at least 20 hours per week for at least 6 months prior to the first date of the purchase period. However, no person may participate in the Purchase Plan if, immediately after the grant of the stock purchase rights under the Purchase Plan, such person will own stock possessing five percent or more of the total combined voting power or value of all classes of our capital stock or of any subsidiary.
      Offering and Purchase Periods. The Purchase Plan provides for offering periods of 12 months and purchase periods of 6 months or such shorter period as may be established by our board of directors. The offering periods will start on April 1 and October 1 of each year; provided, however, that the initial offering period shall commence on the effective date of this offering and end on September 30, 2005.
      Payroll Deductions. The Purchase Plan permits participants to purchase our common stock through payroll deductions of up to 15% of the participant’s compensation, up to a maximum of $25,000 per year, and up to a maximum of 1,111 shares per purchase period. Compensation includes regular salary payments, bonuses, incentive compensation, overtime pay and other compensation as determined from time to time by our board of directors, but excludes all other payments including long-term disability or workers’ compensation payments, car allowances, relocation payments and expense reimbursements. Initially, all eligible employees will participate in the Purchase Plan at the 15% level. Immediately after the filing of a registration statement on Form S-8 with respect to the shares reserved under the Purchase Plan, they may elect to lower their percentage.
      Purchase Price. Amounts deducted and accumulated for the participant’s account are used to purchase shares of our common stock on the last trading day of each purchase period at a price of at least 85% of the lesser of the fair market values of the common stock at the beginning of the offering period or at the end of the purchase period. Participants may end their participation at any time during an offering period, and they will be paid their payroll deductions accumulated to that date. Participation ends automatically upon termination of employment.
      Qualification under the Code. The Purchase Plan is intended to qualify as an employee stock purchase plan under Section 423 of the Internal Revenue Code.
      Nontransferability. Stock purchase rights granted under the Purchase Plan are not transferable by a participant other than by will or the laws of descent and distribution.
      Change in Control. In the event of a merger or other corporate transaction, the Purchase Plan will continue for the remainder of an ongoing offering period following the merger or other corporate transaction and shares will be purchased based on the fair market value of the surviving corporation’s stock on the purchase date (taking account of the exchange ratio where necessary) unless otherwise determined by the committee appointed by our board of directors. In the event of a dissolution or liquidation of our company, the offering period will terminate immediately prior to the event, unless otherwise determined by the committee. In exercising its discretion, the committee could terminate the Purchase Plan after notice to participants.
      Amendment and Termination. Our board of directors has the authority to amend or terminate the Purchase Plan at any time, including amendments to outstanding stock purchase rights under these plans to avoid our incurring adverse accounting charges, subject to required approvals of our stockholders in order for the Purchase Plan to qualify under Section 423 of the Internal Revenue Code or other applicable law.
401(k) Plan
      We have established and maintained a retirement savings plan under Section 401(k) of the Internal Revenue Code, to cover our eligible employees. The Code allows eligible employees to defer a portion of their compensation, within prescribed limits, on a tax deferred basis through contributions to the 401(k) plan. Our 401(k) plan is qualified under Section 401(a) of the Code and its associated trust is exempt from federal income taxation under Section 501(a) of the Code. Our 401(k) plan permits us to make matching contributions on behalf of eligible employees; however, we do not currently make these matching contributions.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS
      The following is a description of transactions:

•	to which we have been a party since April 1, 2002;

•	in which the amount involved exceeds $60,000; and

•	in which any director, executive officer or holder of more than 5% of our securities had or will have a direct or indirect material interest.
      You should also review certain arrangements with our executive officers that are described under “Management”.
Preferred Stock Issuances
      Since April 1, 2002, the following directors, executive officers, entities affiliated with directors and other holders of more than 5% of our securities purchased from us securities at the purchase prices or with the exercise prices and in the amounts, and as of the dates shown below. Shares purchased by all affiliated persons and entities have been aggregated. This table reflects shares purchased from us, for additional details on all shares held by each of these purchasers, please refer to the information in this prospectus under the heading “Principal Stockholders”. Each share of preferred stock will convert automatically into common stock upon the closing of this offering.

		Warrants	Date of			Date of
		to	Purchase of		Warrants to	Purchase of
	Series E	Purchase	Series E	Series D-3	Purchase	Series D-3
	Preferred	Common	Preferred	Preferred	Common	Preferred
	Stock	Stock	Stock and	Stock	Stock	Stock and
	($9.00 per	($4.00 per	associated	($7.52 per	($7.52 per	associated
Investor	share)	share)(1)	Warrants	share)	share)	Warrants

Entities Affiliated with Directors
Michael R. Henson, Trustee of the Henson Family Trust, 1/8/87(2)	—	—	—	6,666	3,333	6/10/03
Global Venture Advisors GmbH(3)	—	—	—	666	333	6/16/03
JAIC-Henson MedFocus Fund, LLC(4)	55,554	29,914	2/25/05	33,333	16,666	6/10/03
PolyTechnos Venture Fund II LP(5)	106,743	57,477	2/25/05	—	—	—
PolyTechnos Venture Fund II GmbH & Co. KG(5)	26,588	14,316	3/2/05	—	—	—
PolyTechnos Partners & Team GmbH(5)	—	—	—	—	—	—
Directors
Fred Holubow	—	—	—	6,666	3,333	6/10/03
Other 5% Stockholders
UBS AG	159,999	86,154	2/25/05	50,788	25,394	6/11/03
International Life Science Partners LP(6)	—	—	—	106,666	53,333	6/10/03
HBM BioVentures (Cayman) Ltd.(6)	388,888	209,406	2/25/05	399,600	199,600	6/10/03
Mach II Limited Partnership	177,840	95,761	2/25/05	61,199	30,599	8/08/03
Mach Capital L.P.	44,381	23,897	2/25/05	36,974	18,487	8/08/03

(1)	Based on an assumed offering price of $13.00 per share (the midpoint of the estimated price range shown on the cover of this prospectus). Warrants exercisable only if this offering occurs after December 31, 2005 or if the public offering price of the common stock sold in this offering is less than $13.50 per share.

(2)	Michael R. Henson is chairman of our board of directors.

(3)	Dr. Simon Waddington, a member of board of directors, is the Managing Director of Global Venture Advisors GmbH.

(4)	Michael R. Henson, chairman of our board of directors, is a Partner of JAIC-Henson MedFocus Fund, LLC.

(5)	Dr. Simon Waddington, a member of our board of directors, is a Managing Director and Managing Partner of PolyTechnos Venture-Partners GmbH, or PTVP. PTVP acts as an investment advisor to PolyTechnos (GP) Ltd., the General Partner of the Enabling Technology Limited Partnership, which has invested in Micrus through PolyTechnos Medical Devices Ltd. PTVP acts as an investment advisor to the PolyTechnos GP (II) Ltd., the General Partner of the PolyTechnos Venture Fund II LP. PTVP acts as an investment advisor to PolyTechnos Management GmbH, the General Partner of PolyTechnos Venture Fund II GmbH & Co. KG. PolyTechnos Partners & Team GmbH is a trustee vehicle for co-investments made into various companies. Dr. Waddington has a “carried interest” in the various general partnerships described above and has participated in co-investments made by PolyTechnos Partners & Team GmbH. Dr. Waddington does not have voting or dispositive power over any shares held by the various funds and entities. Dr. Waddington disclaims beneficial ownership of the shares held by these various funds except to the extent of his proportional interest in those entities.

(6)	Dr. Beat Merz, a member of our board of directors, is an employee of HBM Partners AG. HBM Partners AG acts as an investment advisor to HBM Partners (Cayman) Ltd. HBM Partners (Cayman) Ltd. provides investment management services to HBM BioVentures (Cayman) Ltd. In addition, HBM Partners (Cayman) Ltd. is the sole shareholder of HBM BioPartners Limited. HBM BioPartners Limited is the general partner of International Life Science Managers LP, and International Life Science Managers LP is the general partner of International Life Science Partners LP. Dr. Merz does not have voting or dispositive power over any of our shares held by HBM BioVentures (Cayman) Ltd. or International Life Science Partners LP.
Stockholders’ Agreement
      In February 2005, we entered into an Amended and Restated Stockholders’ Agreement to which each director, executive officer, entity affiliated with directors and other holders of more than 5% of our securities who purchased shares of our Series E preferred stock. After this offering, the Stockholders’ Agreement grants certain holders of our common stock the right to require us to file registration statements covering their shares or to include their shares in registration statements that we may file for ourselves or other stockholders. Please see Description of Capital Stock — Registration Rights for a description of these registration rights. In addition, the Stockholders’ Agreement provides for certain information, inspection, preemptive and board of director designation rights, all of which will terminate upon the effective date of this offering. Pursuant to the director designation rights, our principal stockholders have the right to nominate three members to our board of directors. Dr. Simon Waddington, Dr. Beat Merz and Andreas Kollmer, were nominated to our board of directors pursuant to such director designation rights. Mr. Kollmer resigned from our board of directors in July 2004 and the resulting vacancy was filled by our board of directors who appointed Francis Shammo. These director designation rights will terminate upon the effective date of this offering.
Distribution Agreement
      In March 2002, we entered into a Distribution Agreement with Getz Bros. Co., Ltd. who, until August 2003, held more than five percent of a class of our voting stock. This agreement was terminated in July 2004 and we do not expect to make or receive any future payments to or from Getz Bros. Co., Ltd.

PRINCIPAL STOCKHOLDERS
      The following table sets forth information regarding beneficial ownership of our common stock as of March 31, 2005 (except as noted), and as adjusted to reflect the sale of shares of our common stock offered by this prospectus, by:

•	each of our directors and the named executive officers;

•	all of our directors and executive officers as a group; and

•	each person or group of affiliated persons known by us to be the beneficial owner of more than 5% of our common stock.
      Beneficial ownership and percentage ownership are determined in accordance with the rules of the SEC and includes voting or investment power with respect to shares of stock. This information does not necessarily indicate beneficial ownership for any other purpose. Under these rules, shares of common stock issuable under stock options that are exercisable within 60 days of March 31, 2005 are deemed outstanding for the purpose of computing the percentage ownership of the person holding the options but are not deemed outstanding for the purpose of computing the percentage ownership of any other person.
      Unless otherwise indicated and subject to applicable community property laws, to our knowledge, each stockholder named in the following table possesses sole voting and investment power over their shares of common stock, except for those jointly owned with that person’s spouse. Percentage of beneficial ownership before the offering is based on 10,441,021 shares of common stock outstanding as of March 31, 2005 assuming the conversion of all of our outstanding convertible preferred stock and shares of common stock immediately outstanding after completion of this offering and assumes the issuance of 1,071,465 shares of common stock upon the exercise of warrants that expire upon completion of this offering. Percentage ownership after the offering is based on 13,691,021 shares of our common stock outstanding immediately after the completion of this offering, which number includes the shares issued pursuant to the exercise of warrants set forth in the preceding sentence. In addition, we have granted the underwriters an option to purchase up to 487,500 shares of our common stock in this offering to cover over-allotments, if any.
      Unless otherwise noted below, the address of each person listed on the table is c/o Micrus Endovascular Corporation, Attn: CFO, 610 Palomar Avenue, Sunnyvale, CA 94085.

				Percentage
				of Shares
				Outstanding if
				Underwriters’
		Percentage of		Over-
		Shares Outstanding		Allotment
	Number of Shares			Option is
	Beneficially	Prior to	After	Exercised in
Name and Address	Owned	Offering	Offering	Full(21)

Directors and Named Executive Officers
John T. Kilcoyne(1)	0	*	*	*
Robert A. Stern(2)	41,664	*	*	*
Tom M. Holdych(3)	98,590	*	*	*
Eckhard H. Reitz(4)	0	*	*	*
Edward F. Ruppel, Jr.(5)	20,664	*	*	*
Michel R. Mounier(6)	325,322	3.12%	2.38%	2.29%
Herbert H. Mertens(7)	75,569	*	*	*
Michael R. Henson(8)	471,381	4.53%	3.44%	3.32%
Leo Nelson Hopkins(9)	99,968	*	*	*
Fred Holubow(10)	56,308	*	*	*

				Percentage
				of Shares
				Outstanding if
				Underwriters’
		Percentage of		Over-
		Shares Outstanding		Allotment
	Number of Shares			Option is
	Beneficially	Prior to	After	Exercised in
Name and Address	Owned	Offering	Offering	Full(21)

Beat R. Merz(11)	26,802	*	*	*
Francis J. Shammo(12)	9,813	*	*	*
Jeffrey H. Thiel(13)	54,463	*	*	*
Simon Waddington(14)	35,502	*	*	*
All directors and named executive officers as a group (14 persons)(15)	1,316,046	12.64%	9.61%	9.28%

				Percentage
				of Shares
				Outstanding if
				Underwriters’
		Percentage of		Over-
		Shares Outstanding		Allotment
	Number of Shares			Option is
	Beneficially	Prior to	After	Exercised in
Name and Address	Owned	Offering	Offering	Full(21)

Holders of more than 5% of our voting securities
UBS AG(16)	688,978	6.6%	5.03%	4.86%
Giesshuebelstrasse 4
Zurich, Postfach, 8027
Switzerland
J. Todd Derbin	500,888	4.8%	3.66%	3.53%
840 Pretty Brook Road
Princeton, New Jersey 8540
HBM BioVentures (Cayman) Ltd.(17)	2,078,742	19.91%	15.18%	14.66%
Centennial Towers, Suite 305
2454 West Bay Road
Grand Cayman, Cayman Islands, B.W.I.
International Life Science Partners, L.P.(18)	692,315	6.63%	5.06%	4.88%
P.O. Box 30852 SMB
Grand Cayman, Cayman Islands, B.W.I.
Mach II LP(19)	681,849	6.53%	4.98%	4.81%
No. 1 Seaton Place
P.O. Box 641
St. Helier, Jersey
Channel Islands
United Kingdom JE4 8YJ
PolyTechnos Medical Devices Ltd.(20)	1,015,531	9.73%	7.42%	7.16%
P.O. Box 431 13-15
Victoria Road, St. Peter Port
Guernsey, Channel Islands
United Kingdom GYI 3ZD

*	Indicates beneficial ownership of less than one percent.

(1)	Mr. Kilcoyne joined us as President, Chief Executive Officer and Director in November 2004. We have granted Mr. Kilkoyne options to purchase up to 346,221 shares of our common stock which will vest as to 1/4 of the shares on the one year anniversary of the date of grant, and as to 1/48 of the shares on each monthly anniversary of the date of the grant, subject to his continued service on each relevant vesting date. In addition, the option will fully vest immediately upon a change of control. Pursuant to the terms of Mr. Kilcoyne’s employment letter, he was granted an additional option to purchase 35,111 shares of our common stock in order to maintain his pro-rata ownership following our sale of Series E preferred stock in February and March of 2005. This option will vest over a 48 month period and has a $5.63 per share exercise price.

(2)	Represents 41,666 shares of common stock issuable upon exercise of stock options.

(3)	Represents 98,594 shares of common stock issuable upon exercise of stock options.

(4)	Mr. Reitz joined us as Executive Vice President — Micrus SA in November 2004. We granted Mr. Reitz an option to purchase up to 55,555 shares of our common stock which will vest as to 1/4 of the shares on the one year anniversary of the date of grant, and as to 1/48 of the shares on each monthly anniversary of the date of the grant, subject to his continued service on each relevant vesting date.

(5)	Represents 20,666 shares of common stock issuable upon exercise of stock options.

(6)	Represents 325,323 shares of common stock issuable upon exercise of stock options.

(7)	Represents 75,571 shares of common stock issuable upon exercise of stock options which will expire if not exercised on or before May 7, 2005.

(8)	Includes 124,602 shares of common stock issuable upon exercise of stock options and warrants to purchase 28,622 shares common stock. Includes shares of record and warrants held by the Henson Family Trust, 1/8/97 Michael Henson Annuity Trust No. 1, and Linda Henson Annuity Trust No. 1, of which Mr. Henson is the trustee, the Michael R. Henson UTA Charles Schwab & Co. Inc. IRA Rollover, the Linda A. Henson Charles Schwab & Co. Inc. IRA Rollover and shares of record and warrants held by JAIC-Henson MedFocus, LLC of which Mr. Henson is a partner. Mr. Henson holds voting and investment power over the foregoing shares.

(9)	Represents 99,973 shares of common stock issuable upon exercise of stock options.

(10)	Includes 24,089 shares of common stock issuable upon exercise of stock options and a warrant to purchase 3,333 shares of common stock. Mr. Holubow, our director, is an employee of William Harris Investors, Inc. William Harris Investors, Inc. is affiliated with or provides investment advice to the following individuals and entities that hold shares of our common stock: Adjuvant Foundation, Courderay Partners, Harris Venture Partners LLC, Irving B. Harris Revocable Trust, Irving Harris Foundation, Jack Polsky Investment Trust, Jerome Kahn, Jr. Revocable Trust, Margot Kahn, Peter Martin, James J. Pelts, Michael S. Resnick, Rotonda Foundation, Roxanne H. Frank Trust and Virginia H. Polsky Trust. Mr. Holubow does not have voting or dispositive power over any of our shares held by affiliates or clients of William Harris Investors, Inc.

(11)	Includes 21,156 shares of common stock issuable upon exercise of stock options. Dr. Merz, our director, is an employee of HBM Partners AG. HBM Partners AG acts as an investment advisor to HBM Partners (Cayman) Ltd. HBM Partners (Cayman) Ltd. provides investment management services to HBM BioVentures (Cayman) Ltd. In addition, HBM Partners (Cayman) Ltd. is the sole shareholder of HBM BioPartners Limited. HBM BioPartners Limited is the general partner of International Life Science Managers LP, and International Life Science Managers LP is the general partner of International Life Science Partners LP. Dr. Merz does not have voting or dispositive power over any of our shares held by HBM BioVentures (Cayman) Ltd. or International Life Science Partners LP.

(12)	Represents 9,814 shares of common stock issuable upon exercise of stock options.

(13)	Includes 44,898 shares of common stock issuable upon exercise of stock options and a warrant to purchase 535 shares of common stock. Also includes 4,444 shares held by the Thiel Family Trust, of which Mr. Thiel is the trustee. Mr. Thiel exercises voting and investment power over the foregoing shares.

(14)	Includes 34,506 shares of common stock issuable upon exercise of stock options. Also includes 666 shares of record held by Global Venture Advisors GmbH, of which Dr. Waddington is a Managing Director, and warrants to purchase 333 shares of common stock held by Global Venture Advisors GmbH. Dr. Waddington, our director, is a Managing Director and Managing Partner of PolyTechnos Venture-Partners GmbH, or PTVP. PTVP acts as an investment advisor to PolyTechnos (GP) Ltd., the General Partner of the Enabling Technology Limited Partnership, which has invested in Micrus through PolyTechnos Medical Devices Ltd. PTVP acts as an investment advisor to PolyTechnos Management GmbH, the General Partner of PolyTechnos Venture Fund II GmbH & Co. KG. PolyTechnos Partners & Team GmbH is a trustee vehicle for co-investments made into various companies. Dr. Waddington has a “carried interest” in the various general partnerships described above and has participated in co-investments made by PolyTechnos Partners & Team GmbH. Dr. Waddington does not have voting or dispositive power over any shares held by the various funds and entities. Dr. Waddington disclaims beneficial ownership of the shares held by these various funds except to the extent of his proportional interest in those entities.

(15)	See footnotes (1) through (14). Includes an aggregate of 953,648 shares of common stock issuable upon the exercise of stock options and warrants.

(16)	Includes warrants to purchase 77,658 shares of common stock. A dedicated Investment Committee of UBS AG, currently consisting of three employees of UBS AG, Jürg Haller, Anna Jaisli and Elizabeth von Werra, exercises voting and investment power over any of our shares held by UBS AG.

(17)	Includes warrants to purchase 350,660 shares of common stock. See footnote 11 for a description of the relationship of Dr. Merz, our director, with HBM BioVentures (Cayman) Ltd. The board of directors of HBM BioVentures (Cayman) Ltd. exercises voting and investment power over any of our shares held by such entity. The board of directors of HBM BioVentures (Cayman) Ltd. is comprised of John Arnold, Colin Shaw, Richard Coles, Andreas Wicki and John Urquhart, none of whom has individual voting or investment power with respect to these shares.

(18)	Includes warrants to purchase 119,918 shares of common stock. See footnote 11 for a description of the relationship of Dr. Merz, our director, with International Life Science Partners, L.P. The general partner of International Life Science Partners, LP is International Life Science Managers, LP, and the general partner of International Life Science Managers, LP is HBM BioPartners Ltd. The board of directors of HBM BioPartners Ltd. has voting and investment power with respect to our shares held by International Life Science Partners, LP. The board of directors of HBM BioPartners Ltd. is comprised of John Arnold, Justin Duckworth, Ryan Haylock and Jean-Marc LeSieur, none of whom has individual voting or investment power with respect to these shares.

(19)	Includes 36,435 shares of common stock issuable upon exercise of warrants, 170,482 shares of record held by Mach Capital L.P. and 21,040 shares of common stock issuable upon exercise of warrants held by Mach Capital L.P. The board of directors of Aureus Capital Partners Ltd. exercises voting and investment power over the shares of our capital stock held by Mach II L.P., as general partner of Mach Capital L.P., which is in turn the general partner of Mach II L.P. The board of directors of Aureus Capital Partners Ltd. is comprised of Frank Becker, Peter Donnelly, Keith Mackenzie and Andrew Wignall.

(20)	Includes warrants to purchase 116,946 shares of common stock. See footnote 14 for a description of the relationship of Dr. Waddington, our director, with PolyTechnos Medical Devices Ltd. The board of directors of PolyTechnos Medical Devices Ltd. exercises voting and investment power over the shares of our capital stock held by such entity. The board of directors of PolyTechnos Medical Devices Ltd. is comprised of Connie A.E. Helyar and Peter L. Gillson.

(21)	See discussion under “Underwriting” regarding the over-allotment option to the underwriters.

DESCRIPTION OF CAPITAL STOCK
      The description below of our capital stock and provisions of our amended and restated certificate of incorporation and restated bylaws are summaries and are qualified by reference to the amended and restated certificate of incorporation and the amended and restated bylaws that will become effective upon closing of this offering and are filed as exhibits to the registration statement of which this prospectus is a part. The descriptions of the common stock and preferred stock reflect changes to our capital structure that will occur upon the closing of this offering.
General
      Our amended and restated certificate of incorporation authorizes the issuance of up to 50,000,000 shares of common stock, par value $0.01 per share, and 1,000,000 shares of preferred stock, par value $0.01 per share.
Common Stock
      Assuming the conversion of all of our preferred stock into 7,901,321 shares of common stock and issuance of 1,071,465 shares of common stock upon the exercise of outstanding warrants, as of March 31, 2005, that expire upon the closing of this offering, we have 10,441,021 shares of common stock outstanding that are held of record by approximately 200 stockholders.
      Each holder of common stock is entitled to one vote for each share on all matters submitted to a vote of the stockholders, except matters that relate only to one or more of the series of preferred stock and each holder does not have cumulative voting rights. Accordingly, the holders of a majority of the shares of common stock entitled to vote in any election of directors can elect all of the directors standing for election, if they so choose.
      Subject to preferences that may be applicable to any then outstanding preferred stock, holders of common stock are entitled to receive ratably those dividends, if any, as may be declared from time to time by the board of directors out of legally available funds. In the event of our liquidation, dissolution or winding up, holders of common stock will be entitled to share ratably in the net assets legally available for distribution to stockholders after the payment of all of our debts and other liabilities and the satisfaction of any liquidation preference granted to the holders of any outstanding shares of preferred stock.
      Holders of common stock have no preemptive or conversion rights or other subscription rights, and there are no redemption or sinking fund provisions applicable to the common stock. All outstanding shares of common stock are, and the shares of common stock offered by us in this offering, when issued and paid for, will be fully paid and nonassessable. The rights, preferences and privileges of the holders of common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock which we may designate in the future.
Preferred Stock
      Upon the closing of this offering, our board of directors will be authorized, subject to any limitations prescribed by law, without stockholder approval, to issue up to an aggregate of 1,000,000 shares of preferred stock in one or more series and to fix the rights, preferences, privileges and restrictions granted to or imposed upon the preferred stock, including voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences. The rights of the holders of common stock will be subject to, and may be adversely affected by, the rights of holders of any preferred stock that may be issued in the future. Issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could have the effect of retracting dividends on the common stock, diluting the voting power of the common stock, impairing the liquidation rights of the common stock or delaying, deferring or preventing our change in control. There are currently no shares of preferred stock outstanding that will survive the offering, and we have no present plans to issue any shares of preferred stock.

Warrants
      As of March 31, 2005, there was a warrant outstanding to purchase an aggregate of 167,618 shares of common stock at an exercise price of $8.64 per share, which survives the closing of this offering. In addition, we issued to each purchaser of Series E preferred stock warrants that are exercisable only if this offering closes after December 31, 2005 or if the initial price to the public of the common stock sold in this offering is less than $13.50. If this offering does not close prior to December 31, 2005, these warrants become exercisable into 671,614 shares of our common stock at $9.00 per share. If the initial price to the public of this offering is at a price per share less than $13.50, these warrants become exercisable at $0.000225 per share into an additional number of shares of common stock equal to 1,343,260 multiplied by the quotient of (i) $13.50 less such initial price to the public, divided by (ii) such initial price to the public. For example, at an assumed initial public offering price of $13.00 per share (the midpoint of the estimated price range shown on the cover of this prospectus), these warrants become exercisable into 51,665 shares of common stock at $0.000225 per share. Upon completion of the initial public offering, the difference between the recorded value of the warrant as of March 31, 2005 and the value upon completion of the initial public offering will be recorded as a gain or loss. Based on an assumed initial public offering price of $13.00 per share (the midpoint of the estimated price range shown on the cover page at this prospectus), the fair value of the warrant would be approximately $672,000 and the Company would recognize a gain of $2,529,000. All other warrants expire or become unexercisable upon the completion of the offering.
Registration Rights
      We and certain holders of our common stock entered into an Amended and Restated Stockholders’ Agreement, as amended, dated February 21, 2005. This agreement provides these holders with customary Form S-3 and piggyback registration rights with respect to the shares of common stock to be issued upon conversion of their preferred stock or exercise of their warrants.
Piggyback Registration
      If we file a registration statement for a public offering of any of our securities solely for cash, other than a registration statement relating solely to our stock plans or an exchange of shares, the holders of piggyback registration rights will have the right to include their shares in the registration statement.
Form S-3 Registration
      At any time after we become eligible to file a registration statement on Form S-3, holders of 50% of the common stock issuable upon conversion of the preferred stock of the Company may require us to file a Form S-3 registration statement. We are obligated to file only one Form S-3 registration statement in any six-month period. Furthermore, the aggregate gross offering price of the requested Form S-3 registration must be at least $1,000,000.
      These registration rights are subject to certain conditions and limitations, including the right of the underwriters of an offering to limit the number of shares of common stock to be included in a piggyback registration. We are generally required to bear the expenses of all registrations, except underwriting discounts and commissions. The stockholders’ agreement also contains our commitment to indemnify the holders of registration rights for losses attributable to statements or omissions by us incurred with registrations under the agreement.
Effect of Certain Provisions of our Amended and Restated Certificate of Incorporation and Bylaws and the Delaware Anti-Takeover Statute
Amended and Restated Certificate of Incorporation
      Some provisions of Delaware law and our amended and restated certificate of incorporation and bylaws contain provisions that could make the following transactions more difficult:

•	acquisition of us by means of a tender offer;

•	acquisition of us by means of a proxy contest or otherwise; or

•	removal of our incumbent officers and directors.
      These provisions, summarized below, are expected to discourage coercive takeover practices and inadequate takeover bids and to promote stability in our management. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with our board of directors.

•	Undesignated Preferred Stock. The ability to authorize undesignated preferred stock makes it possible for our board of directors to issue one or more series of preferred stock with voting or other rights or preferences that could impede the success of any attempt to change control of us. These and other provisions may have the effect of deferring hostile takeovers or delaying changes in control or management of our company.

•	Stockholder Meetings. Our charter documents provide that a special meeting of stockholders may be called only by the chairman of the board or by our president, or by a resolution adopted by a majority of our board of directors.

•	Requirements for Advance Notification of Director Nominations and Stockholder Proposals. Our bylaws establish advance notice procedures with respect to stockholder proposals and the nomination of candidates for election as directors, other than nominations made by or at the direction of the board of directors or a committee of the board of directors.

•	Elimination of Stockholder Action by Written Consent. Our amended and restated certificate of incorporation eliminates the right of stockholders to act by written consent without a meeting.

•	Amendment of Bylaws. Any amendment of our bylaws by our stockholders requires approval by holders of at least 66 2/3% of our then outstanding common stock, voting together as a single class.

•	Staggered Board. Our amended and restated certificate of incorporation provides for the division of our board of directors into three classes, as nearly equal in size as possible, with staggered three-year terms. Under our amended and restated certificate of incorporation and bylaws, any vacancy on the board of directors, including a vacancy resulting from an enlargement of the board, may only be filled by vote of a majority of the directors then in office. The classification of the board of directors and the limitations on the removal of directors and filling of vacancies would have the effect of making it more difficult for a third party to acquire control of us, or of discouraging a third party from acquiring control of us.

•	Amendment of Amended and Restated Certificate of Incorporation. Amendments to certain provisions of our amended and restated certificate of incorporation require approval by holders of at least 66 2/3% of our then outstanding common stock, voting together as a single class.
Delaware Anti-Takeover Statute
      We are subject to Section 203 of the Delaware General Corporation Law. This law prohibits a publicly held Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years following the date that the stockholder became an interested stockholder unless:

•	prior to the date of the transaction, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

•	upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding those shares owned by persons who are directors and also officers and by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•	on or subsequent to the date of the transaction, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least two-thirds of the outstanding voting stock which is not owned by the interested stockholder.
      Section 203 defines “business combination” to include:

•	any merger or consolidation involving the corporation and the interested stockholder;

•	any sale, transfer, pledge or other disposition of 10% or more of our assets involving the interested stockholder;

•	in general, any transaction that results in the issuance or transfer by us of any of our stock to the interested stockholder; or

•	the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.
      In general, Section 203 defines an “interested stockholder” as an entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with or controlling or controlled by the entity or person.
Limitation of Liability
      Our amended and restated certificate of incorporation provides that no director shall be personally liable to us or to our stockholders for monetary damages for breach of fiduciary duty as a director, except that the limitation shall not eliminate or limit liability to the extent that the elimination or limitation of such liability is not permitted by the Delaware General Corporation Law as the same exists or may hereafter be amended.
The Nasdaq National Market
      We have applied for the quotation of our common stock on the Nasdaq National Market under the symbol “MEND”.
Transfer Agent and Registrar
      Upon the closing of this offering, the transfer agent and registrar for our common stock will be American Stock Transfer and Trust Company.

SHARES ELIGIBLE FOR FUTURE SALE
      Prior to this offering, there has been no public market for our common stock. Future sales of substantial amounts of our common stock in the public market following this offering or the possibility of these sales occurring could adversely affect prevailing market prices for our common stock or could impair our ability to raise capital through an offering of equity securities.
      Upon completion of this offering, we will have outstanding 12,619,556 shares of common stock, based upon shares outstanding as of March 31, 2005. All of the shares sold in this offering will be freely tradable without restriction under the Securities Act except for any shares purchased by our “affiliates” as that term is defined in Rule 144 under the Securities Act. The remaining 9,369,556 shares of common stock held by existing stockholders are “restricted” shares as that term is defined in Rule 144 under the Securities Act. We issued and sold the restricted shares in private transactions in reliance upon exemptions from registration under the Securities Act. Restricted shares may be sold in the public market only if they are registered under the Securities Act or if they qualify for an exemption from registration, such as Rule 144 or 701 under the Securities Act, which are summarized below.
      We and our executive officers and directors and certain of our other existing stockholders and option holders have entered into lock-up agreements with the underwriters prior to the commencement of this offering pursuant to which we and such holders of stock and options have agreed, with limited certain exceptions, not to, directly or indirectly, sell, offer, contract to sell, or otherwise dispose of any shares of our common stock or securities exercisable or exchangeable for or convertible into shares of our common stock without the prior written consent of A.G. Edwards & Sons, Inc. for a period of 180 days after the date of this prospectus.
      A.G. Edwards & Sons, Inc. in its sole discretion and at any time without notice, may release all or any portion of the securities subject to lock-up agreements. When determining whether or not to release shares from the lock-up agreements, A.G. Edwards & Sons, Inc. will consider, among other factors, the stockholder’s reasons for requesting the release, the number of shares for which the release is being requested and market conditions at the time. There are no agreements between the representatives and any of our affiliates or other stockholders or option holders, releasing them from these lock-up agreements prior to the expiration of the 180-day period.
      Taking into account the lock-up agreements, the number of shares, other than shares sold in the offering, that will be available for sale in the public market under the provisions of Rules 144 and 701, will be as follows:

•	1,132,650 shares become eligible for sale immediately following the effective date of this offering. Of such shares, 500,889 shares are subject to an agreement between the holder and us which restricts the sale or other transfer of such shares without our prior consent for a period of 180 days following the effective date of this offering. The holder of these shares disputes that these shares are subject to such a restriction on resale. Thus, these shares may be available for resale immediately following the effective date of this offering;

•	an additional 6,802,246 shares that become eligible for sale beginning 180 days after the effective date of this offering; and

•	an additional 1,434,660 shares that become eligible for sale at various times thereafter upon the expiration of applicable holding periods.
      Following the expiration of the lock-up period, 395,522 shares issued by us and 2,447,408 shares issuable upon the exercise of options granted by us pursuant to our 1996 Stock Option Plan and 1998 Stock Plan prior to the completion of this offering will also be available for sale in the public market pursuant to Rule 701 under the Securities Act.
      Rule 701 permits resale of shares in reliance upon Rule 144 but without compliance with restrictions of Rule 144, including the holding period requirement. In general, under Rule 144 as currently in effect, a person, or persons whose shares are aggregated, who has beneficially owned restricted shares for at least one year, including the holding period of any prior owner except an affiliate, would be entitled to sell within any three-month period a number of shares that does not exceed the greater of:

•	one percent of the number of shares of common stock then outstanding, which will equal approximately 126,195 shares immediately after the offering, or

•	the average weekly trading volume of the common stock during the four calendar weeks preceding the filing of a Form 144 with respect to such sale.
      Sales under Rule 144 are also subject to manner of sale provisions and notice requirements and to the availability of current public information about us. Under Rule 144(k), a person who is not deemed to have been an affiliate of our company at any time during the three months preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years including the holding period of any prior owner except an affiliate, is entitled to sell the shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144.
      Rule 701, as currently in effect, permits our employees, officers, directors or consultants who purchased shares under a written compensatory plan or contract to resell these shares in reliance upon Rule 144 but without compliance with specific restrictions. Rule 701 provides that affiliates may sell their Rule 701 shares under Rule 144 without complying with the holding period requirement and that non-affiliates may sell these shares in reliance on Rule 144 without complying with the holding period, public information, volume limitation or notice provisions of Rule 144.
      As soon as practicable following the offering, we intend to file registration statements under the Securities Act to register 2,969,330 shares of our common stock reserved for issuance under the 1998 Stock Plan, 2,222,220 shares of our common stock reserved for issuance under the 2005 Equity Incentive Plan and 222,222 shares of our common stock the 2005 Employee Stock Purchase Plan. Such registration statements will automatically become effective immediately upon filing. Following expiration of the lock-up period, any shares issued upon the exercise of stock options granted under the 1998 Stock Plan or the 2005 Equity Incentive Plan or following purchase under the 2005 Employee Stock Purchase Plan will be eligible for immediate public sale.
      Following the expiration of the lock-up period, 38,253 shares issued by us pursuant to our 1996 Stock Option Plan prior to the completion of this offering will also be available for sale to in the public market pursuant to Rule 701 under the Securities Act.
      Upon completion of this offering, the holders of 7,901,321 shares of our common stock, or their transferees, and 167,618 shares of our common stock issuable upon the exercise of a warrant have rights to require or participate in the registration of these shares under the Securities Act.

UNDERWRITING
      We are offering the shares of common stock described in this prospectus through a number of underwriters. A.G. Edwards & Sons, Inc. is acting as the book-running manager of the offering. A.G. Edwards & Sons, Inc. and Needham & Company, LLC are acting as representatives of the underwriters. We have entered into an underwriting agreement with the representatives. Subject to the terms and conditions of the underwriting agreement, we have agreed to sell to the underwriters, and each underwriter has severally agreed to purchase, at the initial public offering price less the underwriting discount set forth on the cover page of this prospectus, the number of shares of common stock listed next to its name in the following table:

Number of
Underwriter	shares

A.G. Edwards & Sons, Inc.

Needham & Company, LLC

Total	3,250,000

      The underwriters initially will offer shares to the public at the price specified on the cover page of this prospectus. The underwriters may allow some dealers a concession of not more than $           per share. The underwriters also may allow, and any dealers may re-allow, a concession of not more than $           per share to some other dealers. If all the shares are not sold at the initial public offering price, the underwriters may change the offering price and other selling terms. The common stock is offered subject to a number of conditions, including:

•	receipt and acceptance of our common stock by the underwriters and

•	the right to reject orders in whole or in part.
Over-Allotment Option
      The underwriters have an option to buy up to 487,500 additional shares of common stock from us to cover sales of shares by the underwriters which exceed the number of shares specified in the table above at the initial public offering price less the underwriting discount set forth on the cover page of this prospectus. The underwriters have 30 days from the date of this prospectus to exercise this option. If the underwriters exercise this option, each such underwriter will be obligated, subject to certain conditions, to purchase additional shares approximately in proportion to the amounts specified in the table above. If any additional shares of common stock are purchased, the underwriters will offer the additional shares on the same terms as those on which the shares are being offered. We will pay the expenses associated with the exercise of the over-allotment option.
Underwriting discount
      The underwriting discount is equal to the initial public offering price per share of common stock less the amount paid by the underwriters to us per share of common stock. The underwriting discount is 7.0% of the initial public offering price per share. The following table shows the per share and total underwriting discount to be paid to the underwriters assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares.

	Paid by Micrus

	No exercise	Full exercise

Per Share	$0.91	$0.91

Total	$2,957,500	$3,401,125

      In addition, we estimate that our share of the total expenses of this offering, excluding the underwriting discount, will be approximately $2,350,000.
Lock-Up Agreements
      We and our executive officers and directors, and holders of more than 86% of our outstanding capital stock and more than 94% of our outstanding options to purchase common stock have entered into lock-up agreements with the underwriters prior to the commencement of this offering pursuant to which we and such holders of stock and options have agreed, with certain limited exceptions for inter-family and affiliate transfer and bona fide gift transfers, not to, directly or indirectly, sell, offer, contract to sell or otherwise dispose of any shares of our common stock or securities exercisable or exchangeable for or convertible into shares of our common stock, without the prior written consent of A.G. Edwards & Sons, Inc., for a period of 180 days after the date of this prospectus. This consent may be given at any time without public notice. There are no agreements between the representatives and any of our affiliates or other stockholders or option holders, releasing them from these lock-up agreements prior to the expiration of the 180-day period.
Listing
      We have applied for the quotation of our common stock on the Nasdaq National Market under the symbol “MEND”.
Indemnification and Contribution
      We will indemnify the underwriters against some specified types of liabilities, including liabilities under the Securities Act. If we are unable to provide this indemnification, we will contribute to payments the underwriters may be required to make in respect of those liabilities.

Price Stabilization
      In connection with this offering, the underwriters may engage in stabilizing transactions, which involve making bids for, or purchasing or selling shares of common stock in the open market for the purpose of preventing or retarding a decline in the market price of the common stock while this offering is in progress.
      These stabilizing transactions may include, among other activities, making short sales of the common stock, which involves the sale by the underwriters of a greater number of shares of common stock than they are required to purchase in this offering and purchasing shares of common stock in the open market to cover positions created by short sales. Short sales may be “covered” short sales, which are short positions in an amount not greater than the underwriters’ over-allotment option referred to above, or may be “naked” short sales, which are short positions in excess of that amount.
      The underwriters may close out any covered short position either by exercising their over-allotment option, in whole or in part, or by purchasing shares in the open market. In making this determination, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which the underwriters may purchase shares through the over-allotment option.
      A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market that could adversely affect investors that purchased in this offering. To the extent that the underwriters create a naked short position, they will purchase shares in the open market to cover the position.
      The underwriters may also engage in other activities that stabilize, maintain or otherwise affect the price of the common stock, including the imposition of penalty bids. This occurs when the representatives of the underwriters purchase common stock in the open market in stabilizing transactions or to cover short sales and then require the underwriters that sold those shares as part of this offering to repay the underwriting discount received by them.
      These activities may have the effect of raising or maintaining the market price of the common stock or preventing or retarding a decline in the market price of the common stock, and, as a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. If the underwriters commence these activities, they may discontinue them at any time. The underwriters may carry out these transactions on the Nasdaq National Market, in the over-the-counter market or otherwise.
IPO Pricing
      Prior to this offering, there has been no public market for our common stock. The initial public offering price will be determined by negotiation between us and the representatives of the underwriters. Among the factors considered in these negotiations are:

•	the history of, and prospects for, our company and the industry in which we compete;

•	the past and present financial performance of our company;

•	an assessment of our management;

•	the present state of our development;

•	the prospects for our future earnings;

•	the prevailing market conditions of the applicable United States securities market at the time of this offering, market valuations of publicly-traded companies that we and the representatives of the underwriters believe to be comparable to our company; and

•	other factors deemed relevant.
      The estimated initial public offering price range set forth on the cover page of this preliminary prospectus is subject to change as a result of market conditions and other factors.

Conflicts; Affiliates
      Certain of the underwriters and their affiliates may, from time to time, provide investment and commercial banking, financial advisory or other services to us in the ordinary course of business, for which they may receive separate compensation.
Directed Share Program
      The underwriters, at our request, have reserved for sale to certain of our employees, family members of employees, business associates and other third parties at the initial public offering price up to 5% of the shares being offered by this prospectus. The sale of these shares will be made by A.G. Edwards & Sons, Inc. We do not know if our employees or affiliates will choose to purchase all or any portion of these reserved shares, but any purchases they do make will reduce the number of shares available to the general public. Reserved shares purchased by our employees and affiliates will not be subject to a lock-up except as may be required by the Conduct Rules of the National Association of Securities Dealers. These rules require that some purchasers of reserved shares be subject to three-month lock-ups if they are affiliated with or associated with NASD members or if they or members of their immediate families hold senior positions at financial institutions. If all of these reserved shares are not purchased, the underwriters will offer the remainder to the general public on the same terms as the other shares offered by this prospectus.
SELLING RESTRICTIONS
      The distribution of this document and the offering and sale of shares in certain non-US jurisdictions may be restricted by law and therefore persons into whose possession this document comes should inform themselves about and observe any such restrictions, including those in the paragraphs that follow. Any failure to comply with these restrictions may constitute a violation of securities law of any such jurisdiction.
United Kingdom
      The shares may not be offered or sold to persons in the United Kingdom prior to admission except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances which will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995 (the Regulations) or the Financial Services and Markets Act 2000 (the FSMA). Any invitation or inducement to engage in investment activity (within the meaning of section 21 of the FSMA) received in connection with the issue or sale of the shares may only be communicated or caused to be communicated in circumstances in which section 21(1) of the FSMA does not apply to the Company. All applicable provision of the Regulations and the FSMA with respect to anything done in relation to the shares in, from or otherwise involving the United Kingdom must be complied with.

LEGAL MATTERS
      The validity of the common stock offered hereby will be passed upon for us by Orrick, Herrington & Sutcliffe LLP, Menlo Park, CA. McDermott Will & Emery LLP is counsel for the underwriters in connection with this offering.
EXPERTS
      The financial statements as of March 31, 2004 and 2005 and for each of the three years in the period ended March 31, 2005 included in this Prospectus have been so included in reliance on the report (which contains an explanatory paragraph relating to the restatement of the financial statements for the year ended March 31, 2004 as described in Note 1 to the consolidated financial statements) of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.
CHANGE IN INDEPENDENT ACCOUNTANTS
      In March 2004, our board of directors dismissed Deloitte & Touche LLP (“Deloitte”) as our independent auditors and engaged PricewaterhouseCoopers LLP as our independent auditors. During the period from Deloitte’s original engagement by us in April 2003 through the date of their dismissal in March 2004, we had no disagreements with Deloitte on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedures, which disagreements, if not resolved to the former auditors’ satisfaction, would have caused them to make reference to the subject matter of the disagreement in connection with their report on our financial statements. The former independent auditors issued an unqualified report on the consolidated financial statements previously prepared by management as of and for the year ended March 31, 2003 (which have not been included herein). Deloitte & Touche LLP did not audit the March 31, 2003 financial statements of Micrus SA, a wholly owned subsidiary, which statements reflected assets and revenues constituting 19% and 45%, respectively, of 2003 consolidated totals. Management has restated such consolidated financial statements of Micrus subsequent to the dismissal of Deloitte. In addition, there has been no matter that was the subject of a reportable event (as defined by Regulation S-K, Item (304)(a)(1)(v)), except that, in a letter dated January 27, 2004, Deloitte reported to our board of directors certain deficiencies in the design or operation of our internal control that, in Deloitte’s judgment, could adversely affect our ability to record, process, summarize and report financial data consistent with the assertions of management in the financial statements. Such deficiencies related to lack of segregation of duties in our finance department; non-completion by us of a proper analysis of activity (“rollforward”) in our equity accounts; and lack of determination by us of the accounting for all equity transactions on a timely basis. Other than with respect to PricewaterhouseCoopers’ audit of the March 31, 2003 financial statements of Micrus SA, we did not consult with PricewaterhouseCoopers LLP on any financial or accounting reporting matters before its appointment as our independent auditor.
      We requested Deloitte & Touche LLP to furnish a letter addressed to the Commission stating whether it agrees with these statements made by us and, if not, stating the respects in which it does not agree. A copy of this letter dated March 4, 2005, which states that it agrees with these statements is filed as Exhibit 16.1 to the Registration Statement of which this prospectus forms a part.

WHERE YOU CAN FIND MORE INFORMATION
      We have filed with the Securities and Exchange Commission, or SEC, a registration statement on Form S-1 under the Securities Act of 1933 with respect to the shares of common stock offered by this prospectus. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement and the exhibits, schedules and amendments to the registration statement. For further information with respect to us and the shares of common stock to be sold in this offering, reference is made to the registration statement. Statements contained in this prospectus as to the contents of any contract, agreement, or other document to which we make reference are not necessarily complete. In each instance, if we have filed a copy of such contract, agreement, or other document as an exhibit to the registration statement, you should read the exhibit for a more complete understanding of the matter involved. Each statement regarding a contract, agreement or other document is qualified in all respects by reference to the actual document.
      Upon completion of this offering, we will become subject to the reporting and information requirements of the Securities Exchange Act of 1934 and, as a result, will file periodic and current reports, proxy statements, and other information with the SEC. You may read and copy this information at the Public Reference Room of the SEC located at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the Public Reference Room. Copies of all or any part of the registration statement may be obtained from the SEC’s offices upon payment of fees prescribed by the SEC. The SEC maintains an Internet site that contains periodic and current reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. The address of the SEC’s website is http://www.sec.gov.

MICRUS ENDOVASCULAR CORPORATION

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors and Stockholders
of Micrus Endovascular Corporation
In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, of stockholders’ deficit and of cash flows present fairly, in all material respects, the financial position of Micrus Endovascular Corporation and its subsidiary at March 31, 2004 and 2005, and the results of their operations and their cash flows for each of the three years in the period ended March 31, 2005, in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedule appearing under Item 16(b) on page II-4 presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. These financial statements and financial statement schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
As described in Note 1 to the accompanying consolidated financial statements, the Company has restated its financial statements for the year ended March 31, 2004.
/s/ PricewaterhouseCoopers LLP
May 5, 2005, except for Note 14 which is as of June 10, 2005
San Jose, California

MICRUS ENDOVASCULAR CORPORATION
CONSOLIDATED BALANCE SHEETS
(in thousands, except share and per share amounts)

			Pro forma
	March 31,		Stockholders’
			Equity
	2004	2005	March 31, 2005

	(restated)		(see Note 2)
ASSETS
Current assets:
Cash and cash equivalents	$4,927	$15,017
Short-term investments	3,079	1,977
Accounts receivable, net of allowance for doubtful accounts of $267 at March 31, 2004 and $230 at March 31, 2005	2,977	4,486
Inventories, net	2,147	3,930
Prepaid expenses and other current assets	312	524

Total current assets	13,442	25,934
Long term investments	3,009	977
Property and equipment, net	700	922
Intangible assets, net	660	550
Other assets	67	96
Deferred initial public offering costs	—	1,295

Total assets	$17,878	$29,774

LIABILITIES, REDEEMABLE CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS (DEFICIT) EQUITY
Current liabilities:
Accounts payable	$905	$2,641
Accrued payroll and other related expenses	1,088	1,663
Accrued liabilities	531	1,337

Total current liabilities	2,524	5,641
Warrant liability	—	3,201
Other non-current liabilities	68	51

Total liabilities	2,592	8,893

Commitments and contingencies (Note 6)
Redeemable convertible preferred stock, $0.01 par value;
Authorized: 8,415,312 shares
Issued and outstanding: 6,324,828 shares at March 31, 2004 and 7,680,943 shares at March 31, 2005 and none pro forma (Note 9) (Liquidation preference: $54,581,284 at March 31, 2004 and $72,812,200 at March 31, 2005)	49,479	58,442	$—

Stockholders’ (deficit) equity:
Common stock, $0.01 par value;
Authorized: 18,111,341 shares
Issued and outstanding: 1,261,992 shares at March 31, 2004, 1,468,235 shares at March 31, 2005 and 9,369,556 shares pro forma	13	15	94
Additional paid-in capital	1,365	4,397	63,815
Deferred stock-based compensation	(1,032)	(630)	(630)
Accumulated other comprehensive loss	(268)	(368)	(368)
Accumulated deficit	(34,271)	(40,975)	(38,829)

Total stockholders’ (deficit) equity	(34,193)	(37,561)	$24,082

Total liabilities, redeemable convertible preferred stock and stockholders’ deficit	$17,878	$29,774

The accompanying notes are an integral part of these consolidated financial statements.

MICRUS ENDOVASCULAR CORPORATION
CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands, except per share amounts)

	Years ended March 31,

	2003	2004	2005

	(restated)
Revenues	$8,287	$15,700	$24,012
Cost of goods sold	3,629	5,725	8,003

Gross profit	4,658	9,975	16,009

Operating expenses:
Research and development	1,763	2,927	2,360
Sales and marketing	4,367	6,012	8,781
General and administrative	3,080	3,511	11,884

Total operating expenses	9,210	12,450	23,025

Loss from operations	(4,552)	(2,475)	(7,016)
Interest and investment income	95	153	177
Interest expense	(11)	(20)	(29)
Other income, net	287	328	164

Net loss	(4,181)	(2,014)	(6,704)
Accretion of redeemable convertible preferred stock to redemption value	(476)	(530)	(588)

Net loss attributable to common stockholders	$(4,657)	$(2,544)	$(7,292)

Net loss per share attributable to common stockholders:
Basic and diluted	$(3.82)	$(2.02)	$(5.22)
Weighted-average number of shares used in per share calculations:
Basic and diluted	1,220	1,257	1,397
Pro forma net loss per common share (Note 8):
Basic and diluted (unaudited)			$(0.83)
Weighted-average shares used in computing pro forma net loss per common share (Note 8):
Basic and diluted (unaudited)			8,069
The accompanying notes are an integral part of these consolidated financial statements.

MICRUS ENDOVASCULAR CORPORATION
CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ DEFICIT
(in thousands)

					Accumulated
	Common stock		Additional	Deferred	other		Total
			paid-in	stock-based	comprehensive	Accumulated	stockholders’
	Shares	Amount	capital	compensation	loss	deficit	deficit

Balance at March 31, 2002	1,188	$12	$279	$—	$(1)	$(27,976)	$(27,686)
Comprehensive loss:
Net loss	—	—	—	—	—	(4,181)	(4,181)
Translation adjustment	—	—	—	—	(206)	—	(206)
Change in unrealized loss on investments	—	—	—	—	(24)	—	(24)

Total comprehensive loss							(4,411)
Exercise of stock options	61	1	49	—	—	—	50
Non-employee stock-based compensation	—	—	48	—	—	—	48
Accretion of redeemable convertible preferred stock to redemption value	—	—	(376)	—	—	(100)	(476)

Balance at March 31, 2003	1,249	13	—	—	(231)	(32,257)	(32,475)
Comprehensive loss:
Net loss	—	—	—	—	—	(2,014)	(2,014)
Translation adjustment	—	—	—	—	(58)	—	(58)
Change in unrealized gain on investments	—	—	—	—	21	—	21

Total comprehensive loss							(2,051)
Exercise of stock options	13	—	11	—	—	—	11
Deferred stock-based compensation	—	—	1,119	(1,119)	—	—	—
Amortization of deferred stock-based compensation	—	—	—	87	—	—	87
Fair value of warrants	—	—	298	—	—	—	298
Non-employee stock-based compensation	—	—	467	—	—	—	467
Accretion of redeemable convertible preferred stock to redemption value (restated)	—	—	(530)	—	—	—	(530)

Balance at March 31, 2004 (restated)	1,262	13	1,365	(1,032)	(268)	(34,271)	(34,193)
The accompanying notes are an integral part of these consolidated financial statements.

MICRUS ENDOVASCULAR CORPORATION
CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ DEFICIT
(in thousands)

					Accumulated
	Common stock		Additional	Deferred	other		Total
			paid-in	stock-based	comprehensive	Accumulated	stockholders’
	Shares	Amount	capital	compensation	loss	deficit	deficit

Balance at March 31, 2004 (restated)	1,262	$13	$1,365	$(1,032)	$(268)	$(34,271)	$(34,193)
Comprehensive loss:
Net loss	—	—	—	—	—	(6,704)	(6,704)
Translation adjustment	—	—	—	—	(56)	—	(56)
Change in unrealized loss on investments	—	—	—	—	(44)	—	(44)

Total comprehensive loss							(6,804)
Issuance of common stock in exchange for in-process technology	4	—	25	—	—	—	25
Exercise of stock options	202	2	175	—	—	—	177
Deferred stock compensation associated with stock options forfeited	—	—	(137)	137	—	—	—
Beneficial conversion feature related to issuance of Series E preferred stock	—	—	383	—	—	—	383
Amortization of deferred stock-based compensation	—	—	—	265	—	—	265
Stock-based compensation related to option modification	—	—	2,985	—	—	—	2,985
Non-employee stock-based compensation	—	—	189	—	—	—	189
Accretion of redeemable convertible preferred stock to redemption value	—	—	(588)	—	—	—	(588)

Balance at March 31, 2005	1,468	$15	$4,397	$(630)	$(368)	$(40,975)	$(37,561)

The accompanying notes are an integral part of these consolidated financial statements.

MICRUS ENDOVASCULAR CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

	Years ended March 31,

	2003	2004	2005

Cash flows from operating activities:
Net loss	$(4,181)	$(2,014)	$(6,704)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	516	424	505
Provision for doubtful accounts	69	176	11
Loss on disposal of equipment	—	2	2
Provision for impairment of inventory	112	739	734
Realized loss on investments	8	20	16
Stock-based compensation expense	48	554	3,439
Changes in operating assets and liabilities:
Accounts receivable	(1,468)	(621)	(1,385)
Inventories	(847)	(540)	(2,470)
Prepaid expenses and other current assets	(53)	111	(62)
Other assets	39	(100)	(125)
Accounts payable	363	(116)	1,522
Accrued payroll and other related expenses	93	305	583
Accrued liabilities	(161)	335	549
Other non-current liabilities	60	8	(17)

Net cash used in operating activities	(5,402)	(717)	(3,402)

Cash flows from investing activities:
Acquisition of property and equipment	(366)	(329)	(612)
Purchases of available-for-sale securities	(1,958)	(7,156)	—
Proceeds from sales of available-for-sale securities	474	2,521	3,074

Net cash (used in)/ provided by investing activities	(1,850)	(4,964)	2,462

Cash flows from financing activities:
Deferred initial public offering costs	—	—	(844)
Proceeds from issuance of convertible preferred stock and warrants, net of issuance costs	3,434	9,942	11,861
Proceeds from exercise of stock options	50	11	177
Proceeds from exercise of preferred stock warrants	—	—	61

Net cash provided by financing activities	3,484	9,953	11,255

Effect of exchange rate changes on cash	(335)	(192)	(225)
Net (decrease)/ increase in cash and cash equivalents	(3,768)	4,272	10,315
Cash and cash equivalents at beginning of period	4,950	847	4,927

Cash and cash equivalents at end of period	$847	$4,927	$15,017

Supplemental disclosure of cash flow information:
Interest paid	$11	$20	$29
The accompanying notes are an integral part of these consolidated financial statements.

MICRUS ENDOVASCULAR CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Note 1 — Formation and Business of the Company
      Micrus Endovascular Corporation (the “Company”), formerly Micrus Corporation, was incorporated under the laws of the state of Delaware in June 1996. The Company develops, manufactures and markets both implantable and disposable medical devices used in the treatment of cerebral vascular diseases.
Initial public offering
      In March 2005, the Company’s Board of Directors authorized management to file a registration statement with the Securities and Exchange Commission to permit the Company to sell its common stock to the public. Upon the closing of the Company’s initial public offering, all of the outstanding redeemable convertible preferred stock will be converted into shares of common stock.
Restatement of fiscal year 2004 financial statements
      The accompanying consolidated financial statements as of March 31, 2004 and for the year then ended have been restated from those previously issued to correct the accounting for the accretion of redeemable convertible preferred stock to redemption value. The Company had previously used the incorrect redemption value to calculate the accretion which resulted in an overstatement of the amount of accretion recorded in fiscal year 2004.
      The impact on the results of operations and financial position from the restatement were as follows (in thousands):

	As previously reported	As restated

Statement of Operations
Accretion of redeemable convertible preferred stock to redemption value	$(1,034)	$(530)
Net loss attributable to common stockholders	$(3,048)	$(2,544)
Net loss per share:
Basic and diluted	$(2.42)	$(2.02)
Balance Sheet
Redeemable convertible preferred stock	$49,983	$49,479
Additional paid-in capital	$861	$1,365
Note 2 — Summary of Significant Accounting Policies
Principles of consolidation
      The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary, Micrus SA. All significant intercompany balances and transactions have been eliminated in consolidation.
      The Company’s international subsidiary uses the local currency (Swiss Franc) as its functional currency. Assets and liabilities are translated at exchange rates in effect at the balance sheet date and revenue and expense accounts are translated at average exchange rates during the period. Resulting translation adjustments are recorded directly to accumulated other comprehensive income (loss).
Use of estimates
      The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect

MICRUS ENDOVASCULAR CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from these estimates. These estimates and assumptions include reserves and write-downs related to accounts receivable and inventories, the recoverability of long-term assets, deferred tax assets and related valuation allowances and valuation of equity instruments.
Revenue recognition and product warranty
      The Company generates revenues from the sale of its microcoil product line and related equipment and accessories. Revenue is generated from sales to hospitals and third-party distributors.
      Revenue is recognized when evidence of an arrangement exists, delivery to the customer has occurred, the selling price is fixed or determinable and collectability is reasonably assured. Revenue is recognized generally upon shipment after the receipt of a replenishment or purchase order.
      The evidence of an arrangement generally consists of a contract or a purchase order approved by the customer. For existing customers, the evidence of an arrangement may consist of a verbal phone order in situations in which normal business practices do not require a purchase order.
      Delivery to the customer occurs when the customer takes title to the product. Generally title passes upon shipment, but may occur when the product is received by the customer based on the terms of the agreement with the customer.
      The selling price for all sales are fixed and agreed with the customer prior to shipment and are generally based on established list prices.
      The Company performs credit checks on new customers and periodic credit checks on existing customers. Accordingly, collectability is generally assured prior to shipment. In the event a sale is made to a customer for which collectability is not reasonably assured, the Company either requires prepayment of the order or revenue is deferred and recognized upon collection. The Company maintains a reserve for amounts which may not be collectible.
      Sales made to the Company’s South American distributors are made according to the same contractual terms as sales made to other customers. However, the Company has historically experienced longer delays in receiving payments and a higher level of write-offs relating to its South American distributors and has been unable to conclude that collectability is reasonably assured at the time that the customer takes title to the inventory on sales to this class of customers. Accordingly, for this class of customers, the Company recognizes revenue when cash is collected. Revenues recognized from these customers were $707,000, $854,000, and $757,000 for the years ended March 31, 2003, 2004, and 2005, respectively. The related cost of goods sold is deferred and recognized at the time the related sale is recognized.
      The Company maintains inventory at various hospital locations under the custody of hospital personnel for use in emergency procedures. The Company recognizes revenue on sales to these customers when the revenue criteria have been met, which occurs when the hospital customer informs the Company that product has been removed from inventory and used in a procedure.
      Once a sale has occurred, the customer has no right of return and the Company provides its customers with limited warranty privileges. To date, product returns under warranty have been insignificant.
Certain significant risks and uncertainties
      Certain of the Company’s products require approval from the Food and Drug Administration and foreign regulatory agencies prior to commercialized sale and are subject to continued regulations once approved. There can be no assurance that the Company’s new products or new versions of previous products will

MICRUS ENDOVASCULAR CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
receive these required approvals. If the Company was denied such approvals or such approvals were delayed, it could have a materially adverse impact on the Company.
      A portion of the Company’s sales operations is based outside of the United States, principally in Europe and South America. As a result, the Company must comply with a wide variety of foreign laws and regulations. In particular, the Company may be materially adversely affected by changes in the political, social and economic conditions in these countries, and by changes in government policies with respect to such matters as laws and regulations, methods to address inflation, currency conversion and restrictions and rates and methods of taxation.
      Certain of the components and materials used in the Company’s devices are provided by single source suppliers. The loss of any of these suppliers, or their inability to supply the Company with an adequate supply of materials could have a materially adverse impact on the Company.
Cash and cash equivalents and short-term investments
      The Company considers all highly liquid investments purchased with original maturities of three months or less to be cash equivalents. Cash equivalents may be invested in money market funds. Cash equivalents are carried at cost, which approximates fair value.
Available-for-sale securities
      The Company has classified its investments as “available-for-sale.” Such investments are recorded at fair market value with unrealized gains and losses on such securities reported as a separate component of stockholders’ deficit. Realized gains and losses on sales of all such securities are reported in earnings and computed using the specific identification cost method. Realized gains or losses and charges for other-than-temporary declines in value, if any, on available-for-sale securities are reported in other income or expense as incurred. The Company periodically evaluates these investments for other-than-temporary impairment.
Fair value of financial instruments
      Carrying amounts of certain of the Company’s financial instruments, including cash and cash equivalents, investments, accounts receivable, accounts payable, accrued expenses and other liabilities, approximate fair value due to their short maturities. Estimated fair value for marketable securities, which are separately disclosed elsewhere, are based on quoted market prices for the same or similar instruments.
Concentration of credit risk
      Financial instruments, which potentially subject the Company to concentrations of credit risk, are cash and cash equivalents and accounts receivable. The Company maintains cash and cash equivalents with various major financial institutions. Deposits in these banks may exceed the amount of insurance provided on such deposits. The Company has not experienced any losses on its deposits of cash and cash equivalents.
      The Company grants credit to its business customers, which are primarily located in the United States, Europe, and South America and performs ongoing credit evaluations on its customers and collateral is generally not required for trade receivables. The Company maintains allowance for potential credit losses and such losses have been within the Company’s expectations.
      The Company had one customer which accounted for 15% and 13% of accounts receivable at March 31, 2004 and 2005, respectively. The Company had one customer who accounted for 14%, 15%, and 14% of revenues for the years ended March 31, 2003, 2004 and 2005, respectively.

MICRUS ENDOVASCULAR CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
Inventories
      Inventories of finished goods and raw materials are stated at the lower of cost or market, cost being determined under a standard cost method, which approximates first-in, first-out.
      The Company writes down its inventories for estimated obsolescence or unmarketable inventory equal to the difference between the cost of inventory and the estimated market value based upon assumptions about future demand and market conditions. For the year ended March 31, 2005 the Company recorded a write-down for unmarketable inventory of $734,000, which is recorded as a component of cost of good sold.
Property and equipment
      Property and equipment are stated at cost and depreciated on a straight-line basis over the estimated useful lives of the related assets, which is generally three to seven years. Amortization of leasehold improvements is computed using the straight-line method over the shorter of the remaining lease term or the estimated useful life of the related assets. Upon sale or retirement of assets, the costs and related accumulated depreciation and amortization are removed from the consolidated balance sheets and the resulting gain or loss is reflected in operations. Maintenance and repairs are charged to operations as incurred.
Impairment of long-lived assets
      The Company reviews long-lived assets, including property and equipment and intangibles, for impairment whenever events or changes in business circumstances indicate that the carrying amount of the assets may not be fully recoverable. An impairment loss is recognized when estimated undiscounted future cash flows expected to result from the use of the asset and its eventual disposition is less than its carrying amount. Impairment, if any, is measured as the amount by which the carrying amount of a long-lived asset exceeds its fair value. Through March 31, 2005, there have been no such impairments.
Intangible assets
      Intangible assets are comprised of patents and licensed technology, carried at cost less accumulated amortization. Amortization is computed using the straight-line method over their estimated useful lives of 10 years. Patent application, maintenance costs and costs incurred in obtaining the license rights to technology in the research phase are expensed as incurred.
Unaudited pro forma stockholders’ equity
      If the offering contemplated by this prospectus is consummated, all of the redeemable convertible preferred stock outstanding will convert automatically upon the closing date of an initial public offering of the Company’s common stock into 7,901,321 shares of common stock based on the shares of redeemable convertible preferred stock outstanding at March 31, 2005. Also, the fair value of the warrants issued in conjunction with the Series E financing ($3,201,000 at March 31, 2005) will be reclassified from a liability to additional paid-in capital with any changes in the fair value occurring prior to the consummation of the offering contemplated by this prospectus recorded as a gain or loss. Unaudited pro forma stockholders’ equity adjusted for the assumed conversion of the preferred stock, and reclassification of the warrant liability is set forth on the consolidated balance sheets.
Redeemable convertible preferred stock
      The carrying value of redeemable convertible preferred stock is increased by periodic accretion, using the effective interest method, so that the carrying amount will equal the redemption value at the redemption date. These increases are affected through charges against additional paid in capital and accumulated deficit.

MICRUS ENDOVASCULAR CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
Comprehensive loss
      Comprehensive loss generally represents all changes in stockholders’ deficit except those resulting from investments or contributions by stockholders. The Company’s unrealized gains and losses on its available-for-sale securities and the foreign currency translation represent the only components of comprehensive loss excluded from reported net loss. These components of comprehensive loss are presented in the statement of stockholders’ deficit.
Income taxes
      The Company accounts for income taxes under the liability method. Under this method, deferred tax assets and liabilities are determined based on the difference between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to effect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amounts expected to be realized.
Research and development
      Research and development costs are charged to operations as incurred and consist primarily of personnel costs and supplies.
Advertising costs
      Advertising costs, included in sales and marketing expenses, are expensed as incurred.
Foreign currency transactions
      Other income includes foreign currency gains or losses related to a loan with the Company’s Swiss subsidiary, and currency gains or losses resulting from differences in exchange rates between the time of recording of the transaction and the cash settlement of foreign currency denominated receivables and payables. The Company recorded currency gains for the years ended March 31, 2003, 2004, and 2005 of $305,000, $286,000, and $223,000, respectively.

MICRUS ENDOVASCULAR CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
Net loss per common share
      Basic net loss per share is computed by dividing net loss attributable to common stockholders by the weighted average number of common shares outstanding during the period. Diluted net loss per share is computed by giving effect to all potential dilutive common shares, including options, warrants and redeemable convertible preferred shares. There is no difference between basic and diluted net loss per share for all periods presented. A reconciliation of the numerator and denominator used in the calculation of basic and diluted net loss per share follows (in thousands):

	Years ended
	March 31,

	2003	2004	2005

	(restated)
Numerator:
Net loss	$(4,181)	$(2,014)	$(6,704)
Accretion of redeemable convertible preferred stock to redemption value	(476)	(530)	(588)

Net loss attributable to common stockholders	$(4,657)	$(2,544)	$(7,292)

Denominator:
Weighted-average number of common shares outstanding used in computing basic and diluted net loss per share	1,220	1,257	1,397

Anti-dilutive securities
      The following outstanding options, redeemable convertible preferred shares and warrants were excluded from the computation of diluted net loss per common share for the periods presented because their impact would have been anti-dilutive (in thousands):

	Years ended
	March 31,

	2003	2004	2005

Redeemable convertible preferred stock (as if converted)	4,992	6,545	7,901
Options to purchase common stock	1,340	1,621	2,447
Warrants to purchase common stock	168	834	834
Warrants to purchase redeemable convertible preferred stock (as if converted)	424	424	405

	6,924	9,424	11,587

      Anti-dilutive securities at March 31, 2005 above excludes warrants that were issued to each purchaser of our Series E preferred stock (Note 9) which are exercisable only if this offering closes after December 31, 2005 or if the initial public offering price of the common stock sold in this offering is less than $13.50 per share.
Stock-based compensation
      The Company accounts for stock-based employee compensation arrangements in accordance with the provisions of Accounting Principles Board (“APB”) Opinion No. 25, “Accounting for Stock Issued to Employees,” and complies with the disclosure requirements of SFAS No. 148, “Accounting for Stock-Based

MICRUS ENDOVASCULAR CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
Compensation and Disclosure, an amendment of the Financial Accounting Standards Board (“FASB”) Statement No. 123.” Under APB No. 25, compensation expense is based upon the excess of the estimated fair value of the Company’s stock over the exercise price, if any, on the grant date. Employee stock-based compensation is amortized on a straight-line basis over the vesting period of the underlying options. SFAS No. 123 defines a “fair value” based method of accounting for an employee stock option or similar equity investment.
      The Company accounts for equity instruments issued to non-employees in accordance with the provisions of SFAS No. 123 and Emerging Issues Task Force (“EITF”) Issue No. 96-18, “Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services,” which requires that the fair value of such instruments be recognized as an expense over the period in which the related services are received based on the fair value of the instruments as they vest. Stock compensation expense for non-employee equity instruments is recognized using the multiple option method as prescribed by Financial Accounting Standards Board Interpretation (“FIN”) No. 28, “Accounting for Stock Appreciation Rights and Other Variable Stock Option or Award Plans,” as they vest.
      The following table illustrates the effect on net loss if the Company had applied the fair value recognition provisions of SFAS No. 123 to stock-based employee compensation arrangements (in thousands, except per share data):

	Years ended March 31,

	2003	2004	2005

	(restated)
Net loss attributable to common stockholders	$(4,657)	$(2,544)	$(7,292)
Add: Stock-based employee compensation expenses included in reported net loss	—	87	3,250
Deduct: Total stock-based employee compensation expenses determined under fair value based method for all awards	(34)	(164)	(4,300)

Adjusted net loss	$(4,691)	$(2,621)	$(8,342)

Net loss per common share, basic and diluted:
As reported	$(3.82)	$(2.02)	$(5.22)
Adjusted	$(3.85)	$(2.09)	$(5.97)
      The value of each option granted is estimated on the date of grant using the minimum value method with the following weighted average assumptions:

	Years ended March 31,

	2003	2004	2005

Risk-free interest rates	3.7%	2.1%	3.5%
Expected lives	4 years	4 years	4 years
Dividend yield	0.0%	0.0%	0.0%
      Based on the above assumptions, the weighted average estimated fair value per share of options granted was $0.14, $3.15 and $0.74, per share for the years ended March 31, 2003, 2004, and 2005, respectively.
      Subsequent to the Company’s initial filing with the Securities and Exchange Commission in March 2005, option grants to employees have been valued using a volatility factor of 48.1%. Future option grants to

MICRUS ENDOVASCULAR CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
employees will continue to be valued using an expected volatility factor and accordingly, the above results are not representative of future results.
Recent pronouncements
      In November 2004, the FASB issued SFAS No. 151, “Inventory Costs, an amendment of ARB No. 43, Chapter 4”. SFAS No. 151 clarifies the accounting for abnormal amounts of idle facility expense, freight, handling costs and wasted material. SFAS No. 151 is effective for inventory costs incurred during fiscal years beginning in the Company’s second quarter of fiscal year 2006. The Company does not believe the adoption of SFAS No. 151 will have a material effect on its consolidated financial position, results of operations or cash flows.
      In December 2004, the FASB issued SFAS No. 123R, “Share-Based Payment,” which replaced SFAS No. 123 and superseded APB 25. SFAS No. 123R addresses the accounting for share-based payment transactions in which a company receives employee services in exchange for either equity instruments of the company or liabilities that are based on the fair value of the Company’s equity instruments or that may be settled by the issuance of such equity instruments. Under SFAS No. 123R, companies will no longer be able to account for share-based compensation transactions using the intrinsic method in accordance with APB 25 but will be required to account for such transactions using a fair-value method and recognize the expense in the consolidated statement of earnings. SFAS No. 123R is effective beginning in the Company’s first quarter of fiscal year 2007. The Company has not yet determined which fair-value method and transitional provision it will follow. The impact on the Company’s financial statements of applying the Black-Scholes option valuation method of accounting for stock options is disclosed in the Stock-Based Compensation section above.
Note 3 — Balance Sheet Components
Available-for-sale securities
      Available-for-sale securities are summarized as follows (in thousands):

	March 31,

	2004	2005

Government Securities:
Fair market value	$6,088	$2,954
Amortized cost basis	6,091	3,001

Unrealized loss	$(3)	$(47)

      Maturities of securities at March 31, 2005 are $1,977,000 within one year and $977,000 within one to five years. Realized gains and losses have not been significant.

MICRUS ENDOVASCULAR CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
Inventories
      Inventories consisted of the following (in thousands):

	March 31,

	2004	2005

Raw materials	$485	$664
Work-in-progress	346	722
Finished goods	635	1,340
Consigned inventory	1,230	1,794
Inventory held by distributors	319	361

	3,015	4,881
Less inventory allowances	(868)	(951)

	$2,147	$3,930

      Consigned inventory is held at customer locations, primarily hospitals, and is under the physical control of the customer. The Company retains title to the inventory until used and purchased by the customer, generally when used in a medical procedure.
Property and equipment
      Property and equipment consisted of the following (in thousands):

	March 31,

	2004	2005

Computer equipment and software	$584	$925
Furniture, fixtures and equipment	1,211	1,438
Leasehold improvements	160	192

	1,955	2,555
Less accumulated depreciation and amortization	(1,255)	(1,633)

	$700	$922

      Depreciation expense was $406,000, $314,000 and $395,000 for the years ended March 31, 2003, 2004 and 2005, respectively.
Intangible assets
      Intangible assets consisted of the following (in thousands):

	March 31,

	2004	2005

Patents	$1,100	$1,100
Less accumulated amortization	(440)	(550)

	$660	$550

MICRUS ENDOVASCULAR CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      The patents are amortized over 10 years. Amortization expense was $110,000 for each of the years ended March 31, 2003, 2004 and 2005. Amortization expense for each of the next five years is expected to be $110,000 per year.
Accruals
      Accrued payroll and other related expenses consisted of the following (in thousands):

	March 31,

	2004	2005

Accrued bonuses	$327	$579
Accrued salaries	201	304
Accrued vacation	373	504
Accrued commissions	112	113
Accrued payroll taxes	75	163

	$1,088	$1,663

      Accrued liabilities consisted of the following (in thousands):

	March 31,

	2004	2005

Accrued professional fees	$208	$825
Accrued other	323	512

	$531	$1,337

Note 4 — Related Party Transactions
      In May 2002, the Company issued 343,389 shares of its Series D-2 preferred stock at $10.19 per share to Getz Bros. Co. Ltd. (“Getz”) for gross proceeds of $3.5 million (Note 9). The Company also entered into a distribution agreement with Getz, effective March 28, 2002. Under the terms of the distribution agreement, Getz was to secure product approvals in Japan and would have exclusive distribution rights of the Company’s product in Japan. There were no sales to Getz in 2005. Sales to Getz in 2004 and 2003 were insignificant. In July 2004, the distribution agreement with Getz was terminated and the Company agreed to pay Getz for work performed on the Company’s behalf in connection with seeking approval of the Company’s products in Japan up to $350,000 and future import fees to assist the Company in importing its product into Japan during the transition period.
Note 5 — Income Taxes
      As of March 31, 2005, the Company had federal and state net operating loss carryforwards (“NOLs”) of approximately $28,800,000 and $18,500,000, respectively. The federal NOLs will expire at various dates beginning in 2012 and the state NOLs expire beginning in 2005.
      The Company also had federal and state research and development tax credit carryforwards of approximately $922,000 and $783,000 as of March 31, 2005. The federal credits will expire beginning in 2012 and the state research credits can be carried forward indefinitely.

MICRUS ENDOVASCULAR CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      The Tax Reform Act of 1986 limits the use of net operating loss and tax credit carryforwards in the case of an “ownership change” of a corporation. An ownership change, as defined, may restrict utilization of tax attribute carryforwards. The Company experienced an ownership change, as defined in Section 382 of the Internal Revenue Code, in May 2002. The ownership change limited approximately $17,000,000 of federal net operating losses and $590,000 of credits to an annual utilization of approximately $5,900,000 and limited approximately $14,900,000 of California net operating losses and $470,000 of credits to an annual utilization of approximately $5,900,000.
      Net deferred tax assets consisted of the following (in thousands):

	March 31,

	2004	2005

Net operating loss carryforwards	$9,791	$11,198
Basis difference in fixed and intangible assets	2,655	2,266
Accruals deductible in different periods	1,234	1,828
Credit carryforwards	1,320	1,439

Total deferred tax assets	15,000	16,731
Less valuation allowance	(15,000)	(16,731)

Net deferred tax assets	$—	$—

      The effective tax rate differs from the U.S. federal statutory rate as a result of the following:

	Years ended
	March 31,

	2003	2004	2005

Income tax benefit at statutory rate	(35)%	(35)%	(35)%
State, net of federal effect	(6)%	(6)%	(6)%
Change in valuation allowance	40%	28%	26%
Nondeductible deferred compensation	1%	13%	15%

Effective income tax rate	0%	0%	0%

MICRUS ENDOVASCULAR CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      The Company has established a valuation allowance against its deferred tax assets due to the uncertainty surrounding the realization of such assets. Management evaluates on a periodic basis the recoverability of deferred tax assets. At such time as it is determined that it is more likely than not that deferred tax assets are realizable, the valuation allowance will be reduced.
Note 6 — Commitments and Contingencies
Lease commitments
      The Company has entered into various operating leases, primarily for office space, that expire over the next four years from March 31, 2005. Future minimum lease payments are as follows (in thousands):

Operating
For years ended March 31,	leases

2006	$466
2007	419
2008	365
2009	7

Total minimum lease payments	$1,257

      Rent expense for the years ended March 31, 2003, 2004 and 2005 was $459,000, $511,000 and $536,000, respectively.
Indemnifications
      In the normal course of business, the Company enters into contracts and agreements that contain a variety of representations and warranties and provide for general indemnifications. The Company’s exposure under these agreements is unknown because it involves future claims that may be made against the Company in the future, but have not yet been made. To date, the Company has not paid any claims or been required to defend any action related to its indemnification obligations, and accordingly, the Company has not accrued any amounts for such indemnification obligations. However, the Company may record charges in the future as a result of these indemnification obligations.
Litigation
      The Company is from time to time subject to various lawsuits. The Company does not believe that it is probable that resolution of pending litigation will have a material adverse effect on the Company’s consolidated financial statements, however the outcome of litigation is inherently uncertain.
     FCPA Investigation
      In August 2004, the Company identified certain payments made to physicians located in France, Germany, Spain and Turkey that may likely have violated the Foreign Corrupt Practices Act (FCPA) and the laws of certain foreign countries. In September 2004, the Company voluntarily disclosed to the United States Department of Justice (DOJ) factual information obtained in the Company’s internal investigation of potential violations of the FCPA. The DOJ and the Company have entered into an agreement pursuant to which it will not prosecute the Company for conduct disclosed to the DOJ, provided that the Company accepts responsibility for the actions of its employees and officers, pays a monetary penalty of $450,000, continues to cooperate with the DOJ in its investigation, including the waiver of legal privileges, establishes policies and procedures to assure compliance with the FCPA and other relevant bribery laws, retains and pays for an independent monitor, which shall report to the DOJ for a period of three years to assure compliance with the

MICRUS ENDOVASCULAR CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
agreement with the DOJ and the Company’s implementation and adherence to FCPA compliance policies and procedures, and cooperates fully with the DOJ, the independent monitor and the Securities and Exchange Commission (SEC). The Company must remain in compliance with these conditions for a period of two years or face the filing of a criminal complaint by the DOJ. The monetary penalty was accrued in fiscal 2005 and was paid in April 2005. The ongoing cost of compliance with the DOJ agreement will be recorded as an expense as incurred.
      The payments made to physicians in France, Germany, Spain and Turkey also may likely have violated the applicable laws in those foreign jurisdictions and may possibly have violated laws in Switzerland. The Company is not able to determine at this time what penalties or other actions, if any, authorities in France, Germany, Spain, Turkey or Switzerland may impose as a result of such violations. Such amounts could be material to the financial position, results of operations or cash flows of the Company.
     Patent Litigation
      In September 2004, Boston Scientific Corporation (“Boston Scientific”), filed a patent infringement suit in the United States District Court for the Northern District of California, alleging that the Company’s detachable coil devices infringed two patents held by Boston Scientific. In November 2004, the Company answered Boston Scientific’s complaint and counterclaimed, alleging that Boston Scientific’s occlusive products, and their use, infringed three of the Company’s patents. Each party is seeking an injunction preventing sale of the other’s detachable coil devices in the United States, damages for past infringement, which may be trebled, and its legal fees and costs. In addition, each party seeks a declaration that the patents of the other are invalid and not infringed and has alleged that certain patents of the other are unenforceable due to inequitable conduct.
      The Company is unable at this time to determine the outcome of any such litigation. If the litigation results in an unfavorable outcome to the Company, the impact to the financial position, results of operations or cash flows of the Company could be material.
Note 7 — Employee Benefit Plan
      The Company has a 401(k) income deferral plan (the “Plan”) for employees who have completed one hour of service and are 18 years or older. According to the terms of the Plan, the Company may make discretionary matching contributions to the Plan each year, allocable to all plan participants. The Company made no discretionary contributions during the years ended March 31, 2003, 2004 and 2005.

MICRUS ENDOVASCULAR CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
Note 8 — Unaudited Pro Forma Net Loss per Common Share
      Pro forma basic and diluted net loss per common share have been computed to give effect to redeemable convertible preferred shares that will convert to common shares upon the closing of the Company’s initial public offering (using the as-converted method) for the year ended March 31, 2005. A reconciliation of the numerator and denominator used in the calculation of pro forma basic and diluted net loss per common share follows (in thousands, except per share data):

Year
ended
March 31,
2005

Pro forma net loss per common share, basic and diluted:
Net loss	$(6,704)

Weighted-average number of common shares used in computing basic net loss per share	1,397
Adjustment to reflect the effect of the assumed conversion of the preferred stock from the date of issuance	6,672

Weighted-average shares used in computing basic and diluted pro forma net loss per common share	8,069

Pro forma net loss per common share:
Basic and diluted	$(0.83)

Note 9 — Redeemable Convertible Preferred Stock
      As of March 31, 2005, the redeemable convertible preferred stock (“preferred stock”) consists of the following (in thousands, except per share data):

			Shares	Accounting	Common Stock	Per Share
	Issuance	Shares	Issued and	Proceeds,	Reserved for	Redemption	Liquidation	Redemption
	Date	Authorized	Outstanding	Net	Conversion	Value	Value	Date

Series A	November-96	223	223	$1,101	223	$5.06	$1,127	November-02
Series B	December-97	642	642	7,182	845	$11.25	7,225	December-03
Series C	June-99	958	958	6,405	958	$6.75	6,471	June-05
Series D	August-00	2,914	2,504	16,310	2,504	$7.52	18,818	August-06
Series D-1	August-00	334	334	2,184	334	$7.52	2,505	August-06
Series D-2	May-02	344	344	3,434	361	$10.19	3,502	May-08
Series D-3 (restated)	June-03	1,333	1,333	9,644	1,333	$7.52	15,030	June-09
Series E	February and March-05	1,667	1,343	8,661	1,343	$9.00	18,134	June-09

Total		8,415	7,681	$54,921	7,901		$72,812

MICRUS ENDOVASCULAR CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
Voting
      The holders of each share of preferred stock are entitled to one vote for each share of common stock into which such share may be converted; except for the holders of Series D-1 preferred stock which have no voting rights.
Dividends
      The holders of preferred stock are entitled to dividends, if and when they are declared by the Company’s board of directors. The preferred stockholders are also entitled to receive any dividend paid on the common stock on a “pro rata as converted basis.” No dividends have been declared since inception.
Redemption
      The Series A, B, C, D, D-1, D-2 and D-3 preferred stock is redeemable at the request of the holder on or after the sixth anniversary of the original issuance dates based upon their per share redemption values, plus dividends, if and when declared and accrued. The Series E preferred stock is redeemable at the request of the holder on or after the sixth anniversary of the Series D-3 issuance date. The Company is accreting the carrying value of the preferred stock from the issuance date to the mandatory redemption amount on the sixth anniversary using the effective interest method through periodic charges to additional paid-in capital and accumulated deficit. The Series A and Series B preferred stock are currently redeemable at the option of the holder.
Conversion
      The preferred stock is convertible into the Company’s common stock at a ratio of one-to-one at the option of the holders (subject to adjustments for dilutive events). The preferred stock is automatically converted into the Company’s common stock at the then current conversion ratio immediately prior to the effective date of a registration statement under the Securities Act of 1933 for an initial public offering (IPO) of the Company’s common stock yielding proceeds in excess of $30,000,000.
Liquidation
      In the event of any liquidation, dissolution or winding up of the Company, the preferred stockholders are entitled to a liquidation preference equal to their per share redemption value. The Series E holders are paid prior to the holders of the other Series of preferred stock. After full distribution of the liquidation preference to the preferred stockholders, the remaining assets and funds, if any, shall be distributed ratably among the common and preferred stockholders, on an as-converted basis. The Company shall not, without first obtaining the approval from the holders of a majority of the outstanding shares of Series A, B, C, D, D-1, D-2, D-3, or E convertible preferred stock, voting together as a single class: (i) alter the rights, preferences and privileges and qualifications, limitations and restrictions of the shares of Series A, B, C, D, D-1, D-2, D-3, or E, or (ii) sell, convey, transfer, abandon, lease or otherwise dispose of or encumber all or substantially all of its property or business, or (iii) merge or consolidate with or into any other corporation, entity or entities, or (iv) voluntarily dissolve, liquidate, or wind up or carry out any partial liquidation or dissolution or transaction in the nature of a partial liquidation or dissolution or (v) in any manner alter or change the rights, preferences and privileges and qualifications, limitations and restrictions of the preferred stock.
Series D Preferred Stock Warrants
      In conjunction with the Series D and D-1 preferred stock financing in August 2000, the Company issued warrants to Series D and Series D-1 stockholders to purchase 379,219 shares of Series D and D-1 redeemable convertible preferred stock at an exercise price of $7.52 per share. The warrants expire in August 2005, or

MICRUS ENDOVASCULAR CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
earlier if unexercised prior to the closing of an IPO. The relative fair value of the warrants granted of $1,444,530 was determined using the Black-Scholes pricing model, using the contractual term of 5 years, risk free interest rate of 6.02%, dividend yield of 0%, volatility of 56%, and stock price of $7.52. The total proceeds of the issuance of the Series D and D-1 preferred stock was allocated between the relative fair value of the preferred stock and the warrants, resulting in a discount to the preferred stock which is then being accreted to its face amount through periodic charges against additional paid-in capital and accumulated deficit through the redemption date.
      Prior to the issuance of the Series D and D-1 preferred stock the Company entered into bridge loans with these investors in fiscal 2000 and 2001. In connection with these bridge loans the Company issued 44,444 warrants to purchase Series D preferred stock. The fair value of the warrants was charged to interest expense over the term of the bridge loans. The warrants expire in June 2005 or earlier if unexercised prior to the closing of an IPO.
      As of March 31, 2004, and 2005 warrants to purchase 423,663 and 404,821 of Series D preferred stock were outstanding, respectively.
Series E Preferred Stock Warrants
      In connection with the Series E preferred stock financing closed by the Company in February and March 2005 (the “Series E financing”), the Company issued the investors warrants to purchase common stock (the “warrants”), contingent on the completion of an initial public offering of the Company (IPO) prior to December 31, 2005. If an IPO is completed prior to December 31, 2005 at an IPO price in excess of $13.50 per share, the warrants can not be exercised. If an IPO is not completed prior to December 31, 2005 the warrants become exercisable into 671,614 shares of common stock at a price of $9.00 per share. If an IPO is completed at a price to the public less than $13.50, the warrants become exercisable at $0.000225 per share into an additional number of shares of common stock equal to 1,343,260 multiplied by the quotient of (i) $13.50 less such price to the public; divided by (ii) such initial price to the public.
      Contingent upon the completion of an IPO, the number of shares of common stock issuable upon exercise of the warrants is based on the difference between $13.50 and the IPO price. As a result of this provision, the warrants are accounted for as a liability and marked to market at each period-end date. The aggregate fair value of the warrants of $3,201,000 was recorded as a liability, with the remaining net proceeds of $8,661,000 recorded as Series E preferred stock. The fair value of the warrants is determined at each reporting period using a valuation model which takes into consideration a variety of assumptions. The primary assumption in this model is the value of the shares of our common stock issuable upon exercise of the warrants in the event the IPO price is less than $13.50. There was no change in the estimated fair value of the warrants in the period ending March 31, 2005. The fair value of the warrants and the corresponding liability is determined at each reporting period with any change in the fair value being recorded as a non-operating item in the statement of operations.
      The difference between the proceeds allocated to the Series E preferred stock and the estimated fair value of the common stock issuable upon conversion is recorded as a beneficial conversion feature and recorded as a reduction to the Series E preferred stock and an increase to additional paid-in-capital. The total beneficial conversion feature for the year ended March 31, 2005 was $383,000 which will be amortized as a reduction of net income available to common stockholders over the period of redemption of the Series E preferred stock, or earlier if converted.
Note 10 — Common Stock
      The Company’s Certificate of Incorporation, as amended, authorizes the Company to issue 17,777,760 shares of $0.01 par value Class A common stock and 333,581 shares of $0.01 par value of

MICRUS ENDOVASCULAR CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
Class B non-voting common stock. Each holder of Class A common stock has the right to one vote. The holders of Class A and Class B are also entitled to receive dividends whenever funds are legally available and when declared by the Board of Directors, subject to the prior rights of holders of all classes of stock outstanding having priority rights as to dividends. No dividends have been declared or paid as of March 31, 2005.
      In December 2000, the Company entered into a warrant agreement with the Series D redeemable convertible preferred stock financing placement agent. The Company issued warrants to purchase 167,618 shares of Class A common stock at an exercise price of $8.64 per share. The warrants expire in December 2005.
      In conjunction with the Series D-3 preferred stock financing in June 2003, the Company issued warrants to the Series D-3 stockholders to purchase 666,644 shares of Class A common stock at an exercise price of $7.52 per share. The warrants expire in June 2008 or earlier if unexercised prior to the closing of an IPO. The relative fair value of the warrants was determined to be $298,041 and was determined using the Black-Scholes pricing model, using the contractual term of 5 years, risk free interest rate of 2.12%, dividend yield of 0%, volatility of 56%, and stock price of $2.25. The total proceeds of the issuance of the Series D-3 preferred stock was allocated between the fair value of the preferred stock and the warrants, resulting in a discount to the preferred stock which is being accreted to its face amount through periodic charges against additional paid-in capital and accumulated deficit through the redemption date.
Note 11 — Stock Option Plan
1996 Stock Option Plan
      The 1996 Stock Option Plan (“ the 1996 Plan”) was effective in November 1996. The 1996 Plan provides for the issuance of both incentive stock options (ISO’s) and nonqualified stock options (NSO’s). Nonqualified and incentive stock options may be granted to employees, consultants and directors. The 1996 Plan provides for the granting of incentive and nonqualified stock options to purchase up to 52,889 shares of the Company’s common stock. No options have been granted under the 1996 Plan since the implementation of the 1998 Stock Plan and no options are outstanding as of March 31, 2005. As of March 31, 2005 14,631 shares are available for future grant under the 1996 Plan.
1998 Stock Plan
      The 1998 Stock Plan (“the Plan”) was effective in April 1998. The Plan provides for the issuance of both incentive stock options and nonqualified stock options. ISO’s may be granted to employees only. NSO’s and stock purchase rights may be granted to service providers. A total of 2,969,330 common shares were reserved for issuance under the 1998 Stock Plan at March 31, 2005. As of March 31, 2005, 164,422 shares are available for future grant under the Plan.
      In accordance with the Plan, the stated exercise price shall not be less than 100% and 85% of the estimated fair market value of common stock on the date of grant for ISO’s and NSO’s, respectively, as determined by the board of directors. With respect to any 10% shareholder, the exercise price of an ISO or NSO shall not be less than 110% of the estimated fair market value per share on the grant date.
      Options issued under the Plan have a ten-year term and generally became exercisable over a four-year period. Stock Purchase Rights to common stock may be issued alone, in addition to, or in tandem with other awards granted under the Plan and or cash awards made outside the Plan, by way of a restricted stock purchase agreement. The restricted stock purchase agreement grants the Company a repurchase option exercisable upon the voluntary or involuntary termination of the purchaser’s service with the Company for any reason. The purchase price for shares repurchased pursuant the restricted stock purchase agreement is the

MICRUS ENDOVASCULAR CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
original price paid by the purchaser. There were no restricted stock purchase agreements outstanding as of March 31, 2005.
      Option activity under the Plan is as follows (in thousands, except per share data):

		Options outstanding
	Options
	available	Number	Weighted average
	for grant	of options	exercise price

Balance at March 31, 2002	244	1,241	$0.77
Options authorized	—	—	—
Options granted	(271)	271	$1.01
Options exercised	—	(60)	$0.83
Options forfeited	105	(105)	$0.76
Options canceled	7	(7)	$0.05

Balance at March 31, 2003	85	1,340	$0.81
Options authorized	444	—	—
Options granted	(393)	393	$0.90
Options exercised	—	(14)	$0.81
Options forfeited	99	(99)	$0.86

Balance at March 31, 2004	235	1,620	$0.83
Options authorized	978	—	—
Options granted	(1,265)	1,265	$7.58
Options exercised	—	(203)	$0.88
Options forfeited	186	(186)	$1.97
Options canceled	49	(49)	$1.52
Common stock issued under the Plan	(4)	—	—

Balance at March 31, 2005	179	2,447	$4.06

      The number of options outstanding and exercisable at March 31, 2004 was 974 shares with a weighted average exercise price of $0.79 per share.

MICRUS ENDOVASCULAR CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      The options outstanding and currently exercisable by exercise price at March 31, 2005 are as follows (in thousands, except per share data) (unaudited):

	Options outstanding		Options exercisable

		Weighted
		average		Weighted
		remaining		average
Exercise	Number	contractual life	Number	exercise
price	outstanding	(years)	exercisable	price

$0.68-$1.01	1,087	6.2	994	$0.78
$1.13-$1.15	158	7.8	80	$1.14
$5.63	911	9.7	71	$5.63
$10.13	17	10.0	—	—
$13.05-$13.39	274	9.3	105	$13.07

$0.68-$13.39	2,447	8.0	1,250	$2.10

Stock-Based Compensation
      In anticipation of the Company’s initial public offering, the Company has determined that for financial reporting purposes the estimated value of its common stock was in excess of the exercise price for certain option grants occurring in the year ended March 31, 2004. In preparation of the consolidated financial statements the Company has performed retrospective valuations of the value of the Company’s common stock. Management, in making these determinations, considered a variety of quantitative and qualitative factors, including (i) the fair market value of the stock of comparable publicly-traded companies; (ii) net present value of our projected earnings as an ongoing concern; (iii) third party transactions involving the Company’s preferred stock; (iv) liquidation preferences of the Company’s preferred stock and the likelihood of conversion of the preferred stock; (v) the status and timing of the Company’s efforts to complete this offering; (vi) changes in the Company’s business operations, financial condition and results of operations over time, including cash balances and burn-rate; (vii) the status of new product development; (viii) the Company’s estimate of the range of the share prices at which the Company’s common stock would be offered to the public in an initial public offering and (ix) general financial market conditions.

MICRUS ENDOVASCULAR CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      Deferred compensation arising from employee stock option grants in 2004 and 2005 was as follows (in thousands, except per share data):

			Per share		Per share
	Number of	Exercise	fair value of	Intrinsic	fair value of
Grant date	options	price	common stock	value	option grants

6/24/2003	203	$0.77	$2.25	$301	$1.53
10/29/2003	41	$1.15	$5.09	159	$4.05
2/26/2004	97	$1.15	$7.92	659	$6.89
6/24/2004	266	$13.05	$12.20	—	$0.87
7/30/2004	39	$13.39	$13.39	—	$1.69
8/26/2004	10	$13.39	$5.60	—	$0.00
10/15/2004	8	$5.63	$5.60	—	$0.62
11/15/2004	656	$5.63	$5.60	—	$0.52
2/23/2005	261	$5.63	$5.60	—	$0.70
3/16/2005	23	$10.13	$10.13	—	$4.28

	1,604			$1,119

      No deferred compensation has been recognized on grants occurring prior to June 23, 2003 and subsequent to March 31, 2004 as the Company has determined that the exercise price for these prior grants was equal to or greater than the fair value of the common stock on the date of grant.
      The Company records the deferred compensation expense on a straight-line basis over the vesting period, reduced for any cancellation of unvested options. For the years ended March 31, 2004 and 2005 the Company recorded employee deferred stock-based compensation expense of $87,000 and $265,000, respectively. The non-cash employee and non-employee stock-based compensation has been recorded as follows:

	Years ended March 31,

	2003	2004	2005

Cost of goods sold	$—	$11	$26
Research and development	19	207	69
Sales and marketing	13	162	134
General and administrative	16	174	3,210

Total	$48	$554	$3,439

      In March 2005, the Company entered into a settlement agreement with its former CEO relating to his termination in November 2004. The settlement agreement provides that in consideration for executing a release of all claims against the Company, the former CEO will be paid $100,000, payable in equal installments of $20,000 over a period of five fiscal quarters. In addition, all options held by the former CEO continued to vest through February 28, 2005 and all vested options at that date shall be exercisable through August 31, 2005. As a result of the continued vesting and the change in the exercise date of the options, in the quarter ended March 31, 2005 the Company recorded a general and administrative expense of $2,985,000 related to the intrinsic value of the approximately 325,322 affected options held by the former CEO.

MICRUS ENDOVASCULAR CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Non-employee options
      The Company believes that the fair value of the stock options issued to non-employees is more reliably measurable than the fair value of the services received. The fair value of the stock options granted is calculated at each reporting date using the Black-Scholes option-pricing model as prescribed by SFAS No. 123 using the following assumptions:

	Years ended March 31,

	2003	2004	2005

Risk-free interest rate	4.4%	3.5%	4.6%
Expected life (in years)	8 years	8 years	7 years
Dividend yield	0.0%	0.0%	0.0%
Volatility	56%	56%	51%
      The stock-based compensation expense will fluctuate as the fair market value of the common stock fluctuates. In connection with stock options granted to non-employees, the Company recorded $48,000, $467,000, and $189,000 of stock-based compensation expense in the years ended March 31, 2003, 2004, and 2005, respectively.
Note 12 — Segments
      The Company’s significant operations outside of the United States include a sales subsidiary in Europe. Revenues from unaffiliated customers by geographic area, based on the customers’ shipment locations, were as follows (in thousands):

	Years ended March 31,

	2003	2004	2005

United States	$3,842	$7,908	$12,517
Europe	3,737	6,820	10,225
Other	708	972	1,270

Total revenues	$8,287	$15,700	$24,012

      Revenues generated from our distributor in the United Kingdom represented 14%, 15% and 14% of total revenues for the years ended March 31, 2003, 2004 and 2005, respectively.
      The Company’s long-lived assets consist primarily of property and equipment which are summarized below by geographic area (in thousands):

	March 31,

	2004	2005

United States	$603	$802
Europe	97	120

Total property and equipment	$700	$922

      The Company identifies its operating segments based on how management views and evaluates the Company’s operations, which is primarily based on geographic location. For all periods presented, the Company operated in two business segments, the United States and Europe. The products and services sold by each segment

MICRUS ENDOVASCULAR CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
is substantially the same and the Company evaluates performance and allocates resources primarily based on revenue and gross profit. Revenue and gross profit for these segments were as follows (in thousands):

	Years ended March 31,

	2003	2004	2005

Revenue:
United States	$4,550	$8,880	$13,787
Europe	3,737	6,820	10,225

Total	$8,287	$15,700	$24,012

Gross Profit:
United States	$2,823	$6,707	$11,461
Europe	1,835	3,268	4,548

Total	$4,658	$9,975	$16,009

Note 13 — Line of Credit
      In October 2004, the Company entered into a revolving line of credit agreement with maximum principal draw-downs of $1.5 million. Interest accrues at prime or the 1, 2 or 3 month LIBOR rate, plus 2.75% and is payable monthly with principal due at the maturity date of September 30, 2005. The line of credit is collateralized by substantially all of the Company’s assets, excluding intellectual property and borrowing thereunder is limited to a maximum of 80% of eligible accounts receivable, as defined in the agreement. As of March 31, 2005 there were no amounts outstanding.
Note 14 — Subsequent Event
      In May 2005, the Company’s Board of Directors approved (i) a change of the Company’s name to “Micrus Endovascular Corporation”, (ii) a 1-for-2.25 reverse stock split of its preferred and common shares, (iii) a reclassification of the Class A common stock into common stock, (iv) the elimination of Class B common stock and (v) an amendment to the terms of the conversion rights of the Series D-1 preferred stock so that such shares shall now convert into common stock. The reverse stock split and other changes to the common and preferred stock were effected on June 10, 2005. All preferred and common stock data presented herein have been restated to retroactively reflect the stock split.

THE MICRUS MICROCOIL SYSTEM
Frame Our MicruSphere microcoils are the first coils used by an interventionalist to frame and stabilize an aneurysm. The MicruSphere microcoil automatically deploys into a spherical three-dimensional shape that conforms to the anatomical shape of the aneurysm.
Fill Our — HeliPaq™, HeliPaq SR and InterPaq™ microcoils are used to fill intermediate gap sizes remaining in the aneurysm after placement of one or more MicruSphere microcoils. Our filling microcoils occlude the aneurysm after framing.
Finish Our UltiPaq™ microcoil is an extra-soft, stretch- resistant finishing coil used to fill any remaining gaps in the aneurysm after placement of one or more MicruSphere, HeliPaq, or InterPaq microcoils.
Fast Electrical current heats the wire at the top of our device positioning unit, shearing the polyethylene fiber that attaches the coil to the positioning catheter. Our deployment mechanism generally results in detachment of the microcoil from the device position unit within five seconds.

3,250,000 Shares
Micrus Endovascular Corporation
Common Stock

A.G. EDWARDS	NEEDHAM & COMPANY, LLC

The date of this prospectus is                     , 2005
      Until                     , 2005, all dealers that buy, sell or trade the common stock may be required to deliver a prospectus, regardless of whether they are participating in the offering. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS
Item 13.     Other Expenses of Issuance and Distribution
      Our estimated expenses (other than the underwriting discount) payable in connection with the sale of the common stock offered hereby are as follows:

SEC registration fee	$5,355
NASD filing fee	6,250
Nasdaq National Market listing fee	100,000
Printing and engraving expenses	125,000
Legal fees and expenses	1,650,000
Accounting fees and expenses	370,500
Blue Sky and NASD qualification fees and expenses	15,000
Transfer agent and registrar fees and expenses	3,500
Miscellaneous fees and expenses	74,395

Total	$2,350,000

Item 14.	Indemnification of Directors and Officers
      Section 102 of the General Corporation Law of the State of Delaware permits a corporation to eliminate the personal liability of directors of a corporation to the corporation or its stockholders for monetary damages for a breach of fiduciary duty as a director, except where the director breached his duty of loyalty, failed to act in good faith, engaged in intentional misconduct or knowingly violated a law, authorized the payment of a dividend or approved a stock repurchase in violation of Delaware corporate law or obtained an improper personal benefit. The registrant’s certificate of incorporation provides that no director of the registrant shall be personally liable to it or its stockholders for monetary damages for any breach of fiduciary duty as a director, notwithstanding any provision of law imposing such liability, except to the extent that the General Corporation Law of the State of Delaware prohibits the elimination or limitation of liability of directors for breaches of fiduciary duty.
      Section 145 of the General Corporation Law of the state of Delaware provides that a corporation has the power to indemnify a director, officer, employee, or agent of the corporation and certain other persons serving at the request of the corporation in related capacities against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlements actually and reasonably incurred by the person in connection with an action, suit or proceeding to which he is or is threatened to be made a party by reason of such position, if such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, in any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful, except that, in the case of actions brought by or in the right of the corporation, no indemnification shall be made with respect to any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or other adjudicating court determines that, despite the adjudication of liability but in view of all of the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.
      The registrant’s certificate of incorporation provides for the indemnification of directors and officers to the fullest extent permissible under Delaware law.

      The Underwriting Agreement provides that the underwriters are obligated, under certain circumstances, to indemnify directors, officers and controlling persons of the registrant against certain liabilities, including liabilities under the Securities Act of 1933, as amended. Reference is made to the form of Underwriting Agreement filed as Exhibit 1.1 hereto.

Item 15.	Recent Sales of Unregistered Securities
      Set forth below in chronological order is information regarding the number of shares of capital stock, options and warrants issued by us since June 30, 2001. Also included is the consideration if any received by us for the securities.
      In May 2002, we issued and sold an aggregate of 343,389 shares of our Series D-2 preferred stock to one accredited investor at a per share price of $10.19 for an aggregate cash consideration of $3,500,000, which will convert into 360,917 shares of common stock in connection with this offering.
      In June 2003, we issued and sold an aggregate of 1,333,302 shares of our Series D-3 preferred stock to 41 accredited investors at a per share price of $7.52 for an aggregate cash consideration of $10,019,996, which will convert into 1,333,302 shares of common stock in connection with this offering, and warrants to purchase 666,644 shares of our common stock at a per share price of $7.52.
      In February 2005 and March 2005, we issued and sold an aggregate of 1,343,260 shares of our Series E preferred stock to 36 accredited investors at a per share price of $9.00 for an aggregate consideration of $12,089,500, which will convert into 1,343,260 shares of common stock in connection with this offering and warrants to purchase shares of our common stock that are exercisable only if this offering closes after December 31, 2005 or if the public offering price of the common stock sold in this offering is less than $13.50 per share. If this offering does not close prior to December 31, 2005, these warrants become exercisable into 671,614 shares of common stock at $9.00 per share. If the initial price to the public of this offering is at a price per share less than $13.50, these warrants become exercisable at $0.000225 per share into an additional number of shares of common stock equal to 1,343,260 multiplied by the quotient of (i) $13.50 less such initial price to the public, divided by (ii) such initial price to the public. For example, at an assumed initial public offering price of $13.00 per share (the midpoint of the estimated price range shown on the cover of this prospectus), these warrants become exercisable into 51,665 shares of common stock at $0.000225 per share.
      As of March 31, 2005, we have issued 4,444 shares of our common stock and options to purchase 2,838,486 shares of our common stock at a weighted average exercise price of $3.61 to a number of our directors, employees and consultants. As of March 31, 2005, 391,078 of such options have been exercised and 391,078 shares of our common stock have been issued pursuant to such exercises.
      There was no public offering in any such transaction and we believe that each transaction was exempt from the registration requirements of the Securities Act of 1933 by reason of Regulation D and Section 4(2) of the 1933 Act, based on the private nature of the transactions and the financial sophistication of the purchasers, all of whom had access to complete information concerning us and acquired the securities for investment and not with a view to the distribution thereof. In addition, we believe that the transactions described above with respect to the issuance of option grants to our employees and exercise of such options were exempt from registration requirements of the 1933 Act by reason of Rule 701 promulgated thereunder.

Item 16.	Exhibits and Financial Statement Schedules
      (a) Exhibits

Exhibit
number		Description

1	.1*	Form of Underwriting Agreement
3	.1*	Eleventh Amended and Restated Certificate of Incorporation of the Registrant

Exhibit
number		Description

3	.2*	Form of Amended and Restated Certificate of Incorporation of the Registrant to be effective upon closing of the offering
3	.3*	Bylaws of the Registrant
3	.4*	Form of Amended and Restated Bylaws of the Registrant to be effective immediately prior to the closing of the offering
3	.5*	Form of Twelfth Amended and Restated Certificate of Incorporation of the Registrant to be filed prior to the closing of the offering
3	.6*	Certificate of Amendment of Eleventh Amended and Restated Certificate of Incorporation
4	.1*	Specimen Certificate evidencing shares of common stock
4	.2*	Warrant dated as of December 11, 2000 among the Registrant and Roberts Mitani Capital, LLC
4	.3*	Amended and Restated Stockholders’ Rights Agreement dated as of February 21, 2005 among the Registrant and the parties listed therein
5	.1*	Opinion of Orrick, Herrington & Sutcliffe LLP
10	.1*	1996 Stock Option Plan
10	.2*	1998 Stock Plan
10	.3*	2005 Equity Incentive Plan
10.4		2005 Employee Stock Purchase Plan, as amended
10	.5*	Office Lease by and between the Irvine Company and the Registrant dated as of August 20, 2002
10	.6*	Office Lease by and between Charmagny SA and Micrus SA dated as of January 15, 2001, as amended on August 1, 2004
10	.7*	Letter Agreement dated November 15, 2004 with John R. Kilcoyne
10	.8*	Letter Agreement dated November 5, 2003 with Robert A. Stern
10	.9*	Letter Agreement dated June 12, 1998 with Tom M. Holdych
10	.10*	Letter Agreement dated May 23, 2003 with Edward F. Ruppel, Jr.
10	.11*	Letter Agreement dated November 1, 2004 with David A. Watson
10	.12*	Letter Agreement dated September 14, 2004 with William G. Rigas
10	.13*	Letter Agreement dated October 25, 2004 with Eckhard H. Reitz
10	.14*	Form of Director and Executive Officer Indemnification Agreement
10	.15†*	Amended and Restated Distribution Agreement with Neurologic (UK) Limited
10	.16*	Credit Agreement by and between Wells Fargo Bank, National Association and the Registrant dated October 15, 2004
10	.17*	Revolving Line of Credit Note by and between Wells Fargo Bank, National Association and the Registrant dated October 15, 2004
10	.18*	Security Agreement by and between Wells Fargo Bank, National Association and the Registrant dated October 15, 2004
10	.19*	Series E Preferred Stock Purchase and Common Stock Warrant Purchase Agreement dated February 21, 2005 by and between Registrant and the parties listed therein
10	.20*	Agreement by and between United States Department of Justice, Criminal Division, Fraud Section and Registrant dated as of February 28, 2005
10	.21*	Consulting Agreement, General Release and Waiver of Claims by and between Herbert H. Mertens and Registrant dated November 11, 2004
10	.22*	Settlement Agreement by and among Michel R. Mounier, Micrus S.A. and Registrant dated as of March 2, 2005

Exhibit
number		Description

10	.23*	Letter Agreement dated February 16, 2005 with Robert C. Colloton
16	.1*	Letter from Deloitte & Touche LLP dated March 4, 2005
21	.1*	Subsidiaries of the Registrant
23.1		Consent of PricewaterhouseCoopers LLP
23	.2*	Consent of Orrick, Herrington & Sutcliffe LLP (included in Exhibit 5.1)
24	.1*	Powers of Attorney (included on signature page)

*	Previously filed

†	Confidential treatment request as to certain portions, which portions have been omitted and filed separately with the Securities and Exchange Commission.

      (b) Financial Statement Schedules.
      The following schedule is required to be filed by Item 16(b)
      Schedule II — Valuation and Qualifying Accounts for each of the three years in the period ended March 31, 2005
      All other schedules have been omitted because they are either inapplicable or the required information has been given in the consolidated financial statements or the notes thereto.
Schedule II — Valuation and Qualifying Accounts

		Charged to	Write-
	Balance at	Expenses/	Offs
	Beginning	against	Net of	Balance at
	of Year	Revenue	Recoveries	End of Year

Allowance for Doubtful Accounts
Year Ended March 31, 2003	$96	$69	$(29)	$136
Year Ended March 31, 2004	136	176	(45)	267
Year Ended March 31, 2005	267	11	(48)	230

Inventory Reserve
Year Ended March 31, 2003	98	112	(91)	119
Year Ended March 31, 2004	119	739	10	868
Year Ended March 31, 2005	868	734	(651)	951

Item 17.	Undertakings
      The undersigned registrant hereby undertakes to provide to the underwriter at the closing specified in the underwriting agreements certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.
      Insofar as indemnification for liabilities arising under the Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.
      The undersigned registrant hereby undertakes:
      (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in form of prospectus filed by us pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.
      (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES
      Pursuant to the requirements of the Securities Act of 1933, as amended, Micrus Endovascular Corporation, has duly caused this Registration Statement on Amendment No. 6 to Form S-1 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Sunnyvale, State of California, on the 13th day of June, 2005.

Micrus Endovascular Corporation

By:	/s/ John T. Kilcoyne

John T. Kilcoyne
President and Chief Executive Officer
      Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ John T. Kilcoyne John T. Kilcoyne	President and Chief Executive Officer (Principal Executive Officer)	June 13, 2005

/s/ Robert A. Stern Robert A. Stern	Executive Vice President, Chief Financial Officer and Secretary (Principal Financial and Accounting Officer)	June 13, 2005

*/s/ Michael R. Henson Michael R. Henson	Chairman of the Board of Directors and Director	June 13, 2005

*/s/ L. Nelson Hopkins, M.D. L. Nelson Hopkins, M.D.	Director	June 13, 2005

*/s/ Fred Holubow Fred Holubow	Director	June 13, 2005

*/s/ Beat R. Merz Beat R. Merz	Director	June 13, 2005

*/s/ Francis J. Shammo Francis J. Shammo	Director	June 13, 2005

*/s/ Jeffrey H. Thiel Jeffrey H. Thiel	Director	June 13, 2005

      Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature		Title	Date

*/s/ Simon Waddington Simon Waddington		Director	June 13, 2005

* By:	/s/ Robert A. Stern Attorney-in-Fact

EXHIBIT INDEX

Exhibit
number		Description

1	.1*	Form of Underwriting Agreement
3	.1*	Eleventh Amended and Restated Certificate of Incorporation of the Registrant
3	.2*	Form of Amended and Restated Certificate of Incorporation of the Registrant to be effective upon closing of the offering
3	.3*	Bylaws of the Registrant
3	.4*	Form of Amended and Restated Bylaws of the Registrant to be effective immediately prior to the closing of the offering
3	.5*	Form of Twelfth Amended and Restated Certificate of Incorporation of the Registrant to be filed prior to the closing of the offering
3	.6*	Certificate of Amendment of Eleventh Amended and Restated Certificate of Incorporation
4	.1*	Specimen Certificate evidencing shares of common stock
4	.2*	Warrant dated as of December 11, 2000 among the Registrant and Roberts Mitani Capital, LLC
4	.3*	Amended and Restated Stockholders’ Rights Agreement dated as of February 21, 2005 among the Registrant and the parties listed therein
5	.1*	Opinion of Orrick, Herrington & Sutcliffe LLP
10	.1*	1996 Stock Option Plan
10	.2*	1998 Stock Plan
10	.3*	2005 Equity Incentive Plan
10.4		2005 Employee Stock Purchase Plan, as amended
10	.5*	Office Lease by and between the Irvine Company and the Registrant dated as of August 20, 2002
10	.6*	Office Lease by and between Charmagny SA and Micrus SA dated as of January 15, 2001, as amended on August 1, 2004
10	.7*	Letter Agreement dated November 15, 2004 with John R. Kilcoyne
10	.8*	Letter Agreement dated November 5, 2003 with Robert A. Stern
10	.9*	Letter Agreement dated June 12, 1998 with Tom M. Holdych
10	.10*	Letter Agreement dated May 23, 2003 with Edward F. Ruppel, Jr.
10	.11*	Letter Agreement dated November 1, 2004 with David A. Watson
10	.12*	Letter Agreement dated September 14, 2004 with William G. Rigas
10	.13*	Letter Agreement dated October 25, 2004 with Eckhard H. Reitz
10	.14*	Form of Director and Executive Officer Indemnification Agreement
10	.15†*	Amended and Restated Distribution Agreement with Neurologic (UK) Limited
10	.16*	Credit Agreement by and between Wells Fargo Bank, National Association and the Registrant dated October 15, 2004
10	.17*	Revolving Line of Credit Note by and between Wells Fargo Bank, National Association and the Registrant dated October 15, 2004
10	.18*	Security Agreement by and between Wells Fargo Bank, National Association and the Registrant dated October 15, 2004
10	.19*	Series E Preferred Stock Purchase and Common Stock Warrant Purchase Agreement dated February 21, 2005 by and between Registrant and the parties listed therein
10	.20*	Agreement by and between United States Department of Justice, Criminal Division, Fraud Section and Registrant dated as of February 28, 2005
10	.21*	Consulting Agreement, General Release and Waiver of Claims by and between Herbert H. Mertens and Registrant dated November 11, 2004
10	.22*	Settlement Agreement by and among Michel R. Mounier, Micrus S.A. and Registrant dated as of March 2, 2005
10	.23*	Letter Agreement dated February 16, 2005 with Robert C. Colloton
16	.1*	Letter of Deloitte & Touche LLP dated March 4, 2005
21	.1*	Subsidiaries of the Registrant
23.1		Consent of PricewaterhouseCoopers LLP
23	.2*	Consent of Orrick, Herrington & Sutcliffe LLP (included in Exhibit 5.1)
24	.1*	Powers of Attorney (included on signature page)

* Previously filed

†	Confidential treatment request as to certain portions, which portions have been omitted and filed separately with the Securities and Exchange Commission.